    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 11, 2000


                                                      REGISTRATION NO. 333-42876
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                             ENERGY PARTNERS, LTD.
             (Exact name of registrant as specified in its charter)

              DELAWARE                               1311                              72-1409562
  (State or other jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   incorporation or organization)        Classification Code Number)             Identification Number)

                       201 ST. CHARLES AVENUE, SUITE 3400
                             NEW ORLEANS, LA 70170
                                 (504) 569-1875
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                              RICHARD A. BACHMANN
                            CHAIRMAN, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                             ENERGY PARTNERS, LTD.
                       201 ST. CHARLES AVENUE, SUITE 3400
                             NEW ORLEANS, LA 70170
                                 (504) 569-1875
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------

                                   Copies To:


       JEAN M. STALLARD, ESQ.                JOHN SCHUSTER, ESQ.                DARRELL W. TAYLOR, ESQ.
 VICE PRESIDENT, ASSISTANT GENERAL         CAHILL GORDON & REINDEL                 BAKER BOTTS L.L.P.
              COUNSEL                           80 PINE STREET                      ONE SHELL PLAZA
       ENERGY PARTNERS, LTD.               NEW YORK, NY 10005-1702                910 LOUISIANA STREET
 201 ST. CHARLES AVENUE, SUITE 3400             (212) 701-3000                   HOUSTON, TX 77002-4995
       NEW ORLEANS, LA 70170                                                         (713) 229-1234
           (504) 569-1875


                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE


-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
            TITLE OF EACH CLASS OF SECURITIES                     PROPOSED MAXIMUM                AMOUNT OF
                     TO BE REGISTERED                        AGGREGATE OFFERING PRICE(1)     REGISTRATION FEE(2)
-------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share...................          $125,637,500                   $33,168
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.


(2) This amount was previously paid.

                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This registration statement contains two forms of prospectus: one to be used in connection with an underwritten offering of our common stock in the United States and Canada, and one to be used in a concurrent international offering of our common stock. The U.S. prospectus for the offering in the United States and Canada follows immediately after this explanatory note. After the U.S. prospectus are the alternate pages for the international prospectus. Copies of the complete U.S. prospectus and international prospectus in the exact forms in which they are to be used after effectiveness will be filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act.

       The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED OCTOBER 11, 2000

P R O S P E C T U S
                                5,750,000 SHARES

                          [ENERGY PARTNERS, LTD. LOGO]

                             ENERGY PARTNERS, LTD.

                                  COMMON STOCK
                             ----------------------
     This is our initial public offering. We are selling all of the shares. The U.S. underwriters are offering 4,600,000 shares in the U.S. and Canada and the international managers are offering 1,150,000 shares outside the U.S. and Canada.

     We expect the public offering price to be between $17 and $19 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the New York Stock Exchange under the symbol "EPL."

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 10 OF THIS PROSPECTUS.
                             ----------------------

                                                             PER SHARE   TOTAL
                                                             ---------   -----
Public offering price......................................      $         $
Underwriting discount......................................      $         $
Proceeds, before expenses, to Energy Partners, Ltd.........      $         $

     The U.S. underwriters may also purchase up to an additional 690,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The international managers may similarly purchase up to an additional 172,500 shares from us.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about           , 2000.
                             ----------------------
MERRILL LYNCH & CO.                                              UBS WARBURG LLC


CREDIT SUISSE FIRST BOSTON

                       DONALDSON, LUFKIN & JENRETTE
                                                         HOWARD WEIL

                                                           A DIVISION OF LEGG
                                                         MASON WOOD WALKER, INC.

                             ----------------------
                The date of this prospectus is           , 2000.

                               TABLE OF CONTENTS



                                                               PAGE
                                                               ----
Prospectus Summary..........................................     1
Risk Factors................................................    10
Special Note Regarding Forward-Looking Statements...........    17
Use of Proceeds.............................................    18
Dividend Policy.............................................    18
Capitalization..............................................    19
Dilution....................................................    20
Selected Historical Financial Data..........................    21
Unaudited Pro Forma Financial Information...................    23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    27
Business and Properties.....................................    33
Management..................................................    50
Principal Stockholders......................................    57
Certain Transactions........................................    59
Description of Capital Stock................................    62
Shares Eligible for Future Sale.............................    67
Material U.S. Federal Income Tax Considerations for Non-U.S.
  Holders of Our Common Stock...............................    69
Underwriting................................................    72
Legal Matters...............................................    76
Experts.....................................................    76
Where You Can Find More Information.........................    76
Glossary of Oil and Natural Gas Terms.......................    77
Index to Financial Statements...............................   F-1
Report of Independent Petroleum Engineers...................   A-1


                             ----------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

                               PROSPECTUS SUMMARY


     This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including "Risk Factors" and our financial statements and the notes to those financial statements included elsewhere in this prospectus. We have provided definitions for some of the oil and natural gas terms used in this prospectus in the "Glossary of Oil and Natural Gas Terms" included in this prospectus. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters do not exercise their over-allotment options.


ABOUT ENERGY PARTNERS, LTD.

     We are an independent oil and natural gas exploration and production company concentrated in the shallow to moderate depth waters of the central region of the Gulf of Mexico Shelf. This region contains over 500 oil and natural gas fields, 25 of which have individually produced over 250 million barrels of oil equivalent. Most of our properties are located in the Terrebonne Trough area of this region. We have focused on this area because it provides us with favorable economic and geologic conditions, including multiple reservoir formations, regional economies of scale, extensive infrastructure and comprehensive geologic databases. We believe that the large, established fields in this region offer a balanced and ample inventory of existing and prospective exploitation and development opportunities, as well as the long-term potential for reserve additions and production increases from deeper geologic formations.


     We were incorporated in January 1998 by Richard A. Bachmann, our chairman, president and chief executive officer. Mr. Bachmann, the former president and chief operating officer of The Louisiana Land and Exploration Company, assembled a team of geoscientists and management professionals with considerable region-specific geological, geophysical, technical and operational experience to form the foundation of our company. The industry relationships of Mr. Bachmann and the rest of our team provide us with access to the operators of the Gulf of Mexico Shelf fields that we target for redevelopment. Our 12-member management team has an average of 25 years of energy industry experience, many with large energy companies. Our management and employees collectively will own or have rights to acquire approximately 24.0% of our common stock after this offering. In November 1999, Evercore Capital Partners L.P., a New York-based private investment firm, invested $60.0 million in our company and will own approximately 34.8% of our outstanding shares of common stock after this offering.


     We have grown our company through a combination of multi-year, multi-well drill-to-earn programs and strategic acquisitions. Under our drill-to-earn programs, we use our personnel and capital to identify and pursue additional drilling opportunities on properties previously developed by our drill-to-earn partners and recover our investment through sharing revenue from the new production we establish. After successful drilling of wells, we earn an interest in the reserves we find and develop. We generally operate the properties during the drilling phase of these programs and seek to reduce costs and improve reservoir recovery efficiencies through our geophysical, technical and operational expertise. Early this year, we acquired Ocean Energy, Inc.'s interest in the East Bay field and, in a series of transactions, increased our interest in the South Timbalier 26 field.


     Our proved reserves at January 1, 2000, including our acquisition of the East Bay field and our increased interest in the South Timbalier 26 field, were
35.5 Mmboe (28.0 Mmbls of oil and 44.6 Bcf of natural gas, or 79% oil) and our pre-tax PV-10 (present value of future cash flows, assuming a discount rate of 10% per annum) was $258.5 million, based on a reserve report prepared by Netherland, Sewell & Associates, Inc. Our standardized measure of discounted future net cash flows, which deducts the present value of estimated income taxes from the pre-tax PV-10 amount, totaled $201.7 million. For the month ended June 30, 2000, our daily oil production averaged approximately 9,200 Bbls and our daily natural gas production averaged approximately 11,850 Mcf, or a total of 11,200 Boe per day. Our pro forma EBITDAX (earnings before interest, taxes, depreciation, depletion and amortization and exploration expenditures) was $47.4 million for the year ended December 31, 1999 and $34.6 million for the six months ended June 30, 2000. Our pro forma net income was $8.2 million for the year ended December 31, 1999 and $15.8 million for the six months ended June 30, 2000.

OUR STRATEGY

     Our goal is to generate an attractive return on capital employed by opportunistically entering into drill-to-earn programs or complementary acquisitions in our core operating areas. We plan to achieve this goal by:

     - Maintaining our Gulf of Mexico focus. We focus on the large, established fields in the central Gulf of Mexico Shelf area because we believe that this region's extensive infrastructure and favorable geologic conditions will allow us to achieve attractive returns on our investments.

     - Capitalizing on our geoscience expertise. Our geologists and geophysicists internally generate and evaluate prospects in their current area of focus and in connection with our new business initiatives. Our drill-to-earn programs give our technical teams access to our partners' technical databases to identify and implement successful and profitable development, exploitation and exploration activities.

     - Continuing to operate our properties. We seek to retain operatorship following an acquisition or in connection with drill-to-earn programs. As of June 30, 2000, we operated properties which comprised approximately 88% of our production.

     - Expanding our asset base through additional drill-to-earn programs and strategic acquisitions. We plan to identify new drill-to-earn and acquisition opportunities by targeting both oil and natural gas properties that have high cumulative production with low levels of current production, significant identified proven reserves with potential for large reserve additions, existing infrastructure and multiple productive reservoir targets.

     - Maximizing profitability through outsourcing non-geoscience activities. We seek to enhance our operating capability and achieve operating cost savings through strategic alliances with oilfield service companies and by outsourcing the majority of our accounting and administrative functions.

     Risks related to our strategy. Prospective investors should carefully consider the matters set forth under the caption "Risk Factors," as well as the other information set forth in this prospectus, including that our future operating results are difficult to forecast because we have a limited operating history, the 3-D seismic data and other technologies we use cannot eliminate exploration risk, our relatively small number of properties increases our exposure to production problems, reserve estimate inaccuracies materially affect the quantities and net present value of our reserves, our Gulf of Mexico focus subjects us to higher reserve replacement needs, and the oil and natural gas business involves many operating and financial risks. One or more of these matters could negatively impact our ability to implement successfully our business strategy.

OUR PRINCIPAL OIL AND NATURAL GAS PROPERTIES


     Currently, we have three specific project areas: East Bay; Greater Bay Marchand; and Main Pass 122/133. South Timbalier 26, Bay Marchand and South Timbalier 22, 23 and 27 collectively comprise what is known as the Greater Bay Marchand area. The blocks are contiguous and together cover most of the large Bay Marchand area located in state and federal waters offshore Louisiana. East Bay has produced 880 Mmboe and the Greater Bay Marchand area has produced over 1,069 Mmboe. East Bay and the Greater Bay Marchand area are two of the ten largest fields in the central Gulf of Mexico Shelf, based on cumulative production.


     The following table and accompanying narrative summarize our interests in these properties, our significant transactions since our inception and our rationale for each transaction. We discuss each property in more detail under "Business and Properties -- Our Principal Oil and Natural Gas Properties."


                                                              AS OF JANUARY 1, 2000           JUNE 2000
                                                         --------------------------------   AVERAGE DAILY
                                                         PROVED RESERVES       PRE-TAX        PRODUCTION
                                              WORKING    ----------------       PV-10       --------------
PROJECT AREA                                 INTEREST     MBOE     % OIL    (IN MILLIONS)    BOE     % OIL
------------                                 ---------   -------   ------   -------------   ------   -----
East Bay...................................       96.1%  27,405      83%       $183.5        8,150    85%
Greater Bay Marchand Area:
  South Timbalier 26.......................       50.0    5,483      67          54.2        1,670    81
  Bay Marchand.............................  12.5-45.0    1,411      83          11.0          785    80
  South Timbalier 22, 23 and 27............       12.5      383      67           1.8          115    72
                                                         ------                ------       ------
    Total Greater Bay Marchand Area........               7,277      70          67.0        2,570    80
Main Pass 122/133..........................  51.4-75.0      792      27           8.0          480    58
                                                         ------                ------       ------
         Total.............................              35,474      79        $258.5       11,200    82
                                                         ======                ======       ======


     We acquired the East Bay field from Ocean Energy, Inc. effective January 1, 2000. Three oil and natural gas fields, South Pass 24, 27 and 39, comprise the East Bay field. This property met all of our investment criteria and also provided us with a significant source of stable production from a large number of wells.

     During the first half of 1998, we negotiated the purchase of a 100% working interest in the South Timbalier 26 field from Shell Offshore, Inc. We brought in Unocal Corporation as our partner in the transaction and, in June 1998, we completed the purchase. We acquired a 20% working interest in and operatorship of the field and Unocal acquired the remaining 80% working interest. Unocal subsequently elected to dispose of its interest in the field, and effective January 1, 2000, we acquired Unocal's 80% interest in the field. We subsequently sold 50% of our working interest in the field to Vastar Resources, Inc. We retained operatorship of the field.

     Our interests in the Bay Marchand field originated from two drill-to-earn programs with Chevron USA Inc. The first program covered the federal outer continental shelf portion of the field and commenced in August 1998. In May 2000, we entered into the second drill-to-earn program, covering the portion of the field located in Louisiana state waters.


     We purchased our initial interest in South Timbalier 22, 23 and 27 in October 1999. In September 2000, we acquired an additional 14.6% working interest from Texaco Exploration and Production Inc. effective January 1, 2000. Our reserves and production associated with this interest are not included in the table above or other reserve and production information in this prospectus.


     Our drill-to-earn program with Chevron covering Main Pass 122/133 generated our first set of drilling opportunities. Our success with these wells provided us with the operating history and track record to negotiate additional drill-to-earn programs and acquisitions. We have completed this drill-to-earn program and do not plan any additional capital investments for Main Pass 122/133.

     We have identified a substantial inventory of development, exploitation and exploration projects which we are pursuing in East Bay and the Greater Bay Marchand area. We believe this inventory provides us with significant opportunities to increase our reserves and production. The following table summarizes well projects and the estimated capital expenditures we currently plan to undertake through December 31, 2002.

                                                                             ESTIMATED
                                                                              CAPITAL
                                                              IDENTIFIED   EXPENDITURES
PROJECT AREA                                                   PROJECTS    (IN MILLIONS)
------------                                                  ----------   -------------
East Bay....................................................     172          $102.0
Greater Bay Marchand Area...................................      81            73.5
                                                                 ---          ------
          Total.............................................     253          $175.5
                                                                 ===          ======

OUR EXECUTIVE OFFICES

     Our principal executive offices are located at 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170. Our telephone number is (504) 569-1875. Our Internet address on the World Wide Web is www.eplweb.com. Information on our web site does not constitute part of this prospectus.

                                  THE OFFERING

Common stock offered by Energy
Partners:

  U.S. offering..................    4,600,000 shares
  International offering.........    1,150,000 shares
          Total..................    5,750,000 shares

Shares outstanding after the
offering.........................    27,057,489 shares

Use of proceeds..................    We estimate that our net proceeds from this
                                     offering without exercise of the
                                     over-allotment options will be
                                     approximately $95.1 million. We intend to use these net proceeds:

                                     - to repay indebtedness;

                                     - to redeem preferred stock; and

                                     - for general corporate purposes.

                                     Please read "Use of Proceeds" for more
                                     details regarding the allocation among the listed uses.

Risk factors.....................    Please read "Risk Factors" and other
                                     information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

Proposed New York Stock Exchange
symbol...........................    "EPL"


     The number of shares outstanding after the offering excludes 433,000 shares issuable on exercise of outstanding stock options at a weighted average exercise price of $9.88 per share and 208,295 shares which are issuable under our benefit plans and other rights to acquire shares. Please read "Capitalization" for more information regarding our capitalization immediately following this offering.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The summary historical financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our financial statements and the notes to those financial statements included elsewhere in this prospectus. The statement of operations data for the period January 29, 1998 (inception) to December 31, 1998 and for the year ended December 31, 1999 and the balance sheet data as of December 31, 1998 and 1999 were derived from our audited financial statements included in this prospectus. The summary pro forma and historical financial data as of June 30, 2000 and for the six-month periods ended June 30, 1999 and 2000 were derived from our unaudited consolidated financial statements, which in our opinion include all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of our financial condition and results of operations for such interim periods. The pro forma financial data set forth below does not purport to represent what our financial condition or results of operations actually would have been if the acquisitions that are given pro forma effect in fact occurred on the assumed dates or to project our financial condition or results of operations for any future period or date.


                                                 JANUARY 29,
                                                     1998                        PRO FORMA         SIX MONTHS ENDED JUNE 30,
                                                (INCEPTION) TO    YEAR ENDED     YEAR ENDED    ----------------------------------
                                                 DECEMBER 31,    DECEMBER 31,   DECEMBER 31,                            PRO FORMA
                                                     1998            1999         1999(1)        1999        2000        2000(1)
                                                --------------   ------------   ------------   --------   -----------   ---------
                                                                                (UNAUDITED)               (UNAUDITED)
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Statement of Operations Data:
  Revenue.....................................     $  1,966        $  9,509       $78,719      $  3,780    $ 30,356      $56,401
                                                   --------        --------       -------      --------    --------      -------
  Costs and Expenses:
    Lease operating...........................          359           1,640        27,283           623       7,992       15,869
    Exploration expenditures and dry hole
      costs...................................           --           1,570         1,570            --         824          824
    Depreciation, depletion and
      amortization............................        1,303           4,525        23,300         1,936       8,286       12,531
    General and administrative................          615           2,609         4,077         1,098       5,577        5,944
                                                   --------        --------       -------      --------    --------      -------
        Total costs and expenses..............        2,277          10,344        56,230         3,657      22,679       35,168
                                                   --------        --------       -------      --------    --------      -------
  Income (loss) from operations...............         (311)           (835)       22,489           123       7,677       21,233
                                                   --------        --------       -------      --------    --------      -------
  Interest income.............................           49             312           312            85         328          328
  Interest expense............................         (802)         (2,947)       (9,877)       (1,301)     (3,057)      (4,790)
  Gain on sale of oil and gas assets..........           --              --            --            --       7,781        7,781
                                                   --------        --------       -------      --------    --------      -------
  Income (loss) before income taxes...........       (1,064)         (3,470)       12,924        (1,093)     12,729       24,552
  Income taxes................................          359           1,185        (4,716)          374      (4,474)      (8,730)
                                                   --------        --------       -------      --------    --------      -------
  Net income (loss)...........................     $   (705)       $ (2,285)      $ 8,208      $   (719)   $  8,255      $15,822
                                                   ========        ========       =======      ========    ========      =======
  Net income (loss) available to common
    stockholders(2)...........................     $   (705)       $ (3,121)      $ 7,372      $   (719)   $  4,023      $11,589
                                                   ========        ========       =======      ========    ========      =======
  Basic income (loss) per common share........     $  (0.09)       $  (0.22)      $  0.52      $  (0.05)   $   0.47      $  1.36
                                                   ========        ========       =======      ========    ========      =======
  Diluted income (loss) per common share......     $  (0.09)       $  (0.22)      $  0.35      $  (0.05)   $   0.46      $  0.89
                                                   ========        ========       =======      ========    ========      =======
  Weighted average shares:
    Basic(3)..................................        7,427          14,247        14,247        15,060       8,495        8,495
                                                   ========        ========       =======      ========    ========      =======
    Diluted(4)................................        7,427          14,247        23,498        15,060      17,824       17,824
                                                   ========        ========       =======      ========    ========      =======
Other Financial Data and Selected Ratios:
  EBITDAX(5)..................................     $    992        $  5,260       $47,359      $  2,059    $ 16,787      $34,588
  EBITDAX margin(6)...........................           50%             55%           60%           54%         55%          61%
  Cash flows provided by (used in):
    Operating activities......................     $  8,044        $ (4,594)           --      $  5,165    $  7,114           --
    Investing activities......................      (27,081)        (19,233)           --       (10,001)    (84,844)          --
    Financing activities......................       19,689          45,457            --         7,861      62,112           --
  Capital and exploration expenditures........     $ 27,081        $ 19,233            --      $ 10,001    $121,454           --



                                                                                        AS OF JUNE 30,
                                                                                   -------------------------
                                                              AS OF DECEMBER 31,                  PRO FORMA
                                                              ------------------                 AS ADJUSTED
                                                               1998       1999        2000         2000(7)
                                                              -------    -------   -----------   -----------
                                                                                   (UNAUDITED)   (UNAUDITED)
                                                                              (IN THOUSANDS)
Balance Sheet Data:
  Total assets..............................................  $40,015    $69,276    $163,841      $180,745
  Long-term debt, excluding current maturities..............   20,000     10,150      60,000            --
  Redeemable preferred stock................................       --     56,475      60,663            --
  Stockholders' equity......................................     (694)    (3,815)        717       153,285


                                                                       footnotes
on the following page

---------------

(1) Gives effect to the acquisitions and the disposition completed by us in 2000, each as if consummated on January 1, 1999.

(2) Net income (loss) available to common stockholders is computed by subtracting preferred stock dividends and accretion of issuance costs for the year ended December 31, 1999 of $836,342 and for the six months ended June 30, 2000 of $4,232,583.

(3) Basic weighted average shares excludes 3,304,830 shares from the date placed in escrow, November 17, 1999.

(4) Diluted weighted average shares includes the conversion of Class A and B preferred stock.

(5) EBITDAX is defined as earnings before interest, taxes, depreciation, depletion and amortization and exploration expenditures and is presented because it is a widely accepted financial indication of an exploration and production company's ability to service and incur debt. EBITDAX is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to earnings (loss) as an indicator of the company's operating performance or to cash flows as a measure of liquidity. EBITDAX measures presented in this prospectus may not be comparable to other similarly titled measures reported by other companies. In evaluating EBITDAX, investors should consider, among other things, the amount by which EBITDAX exceeds interest costs, how EBITDAX compares to principal repayments on debt and how EBITDAX compares to capital expenditures for each period.

(6) Represents EBITDAX divided by revenue.

(7) As adjusted to give effect to the offering (at an assumed offering price of $18.00 per share) and the application of the net offering proceeds described in more detail under "Use of Proceeds."

                           ADDITIONAL PRO FORMA DATA

     The net income (loss) data presented in the following table adjusts our historical net income (loss) and our pro forma income giving effect to:

     - the conversion of all outstanding shares of our preferred stock into common stock as if the conversion had occurred on January 1, 1999;


     - the release of 2,545,500 shares of common stock from escrow with an expense of approximately $45.5 million as if the shares vested on January 1, 1999; and



     - the use of a portion of the estimated net proceeds of this offering to pay all outstanding indebtedness all as if the transaction had occurred on January 1, 1999. Proceeds used to repay debt were $20 million and required the issuance of 1,111,111 shares for the year ended December 31, 1999, and were $75 million and required the issuance of 4,166,667 shares for the six months ended June 30, 2000.



                                                           YEAR ENDED            SIX MONTHS ENDED
                                                       DECEMBER 31, 1999          JUNE 30, 2000
                                                     ----------------------   ----------------------
                                                     HISTORICAL   PRO FORMA   HISTORICAL   PRO FORMA
                                                     ----------   ---------   ----------   ---------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Pro forma income (loss)...........................    $(45,674)   $(27,415)    $11,312      $20,612
                                                      ========    ========     =======      =======
Pro forma basic and diluted income (loss) per
  common share....................................    $  (1.86)      (0.97)    $  0.46      $  0.84
                                                      ========    ========     =======      =======
Pro forma weighted average number of common shares
  outstanding--basic and diluted..................      24,573      28,239      24,537       24,537
                                                      ========    ========     =======      =======

                       SUMMARY RESERVE AND OPERATING DATA

     The following table presents summary information regarding our estimated net proved oil and natural gas reserves as of December 31, 1998 and 1999 and January 1, 2000 and our historical and pro forma operating data for the years ended December 31, 1998 and 1999 and the six months ended June 30, 1999 and 2000. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the SEC, and, except as otherwise indicated, give no effect to federal or state income taxes otherwise attributable to estimated future net revenues for the sale of oil and natural gas. The January 1, 2000 estimates of proved reserves are based on a reserve report prepared by Netherland, Sewell, our independent petroleum engineering consultants. Appendix A to this prospectus contains a letter prepared by Netherland, Sewell summarizing the reserve report. For additional information regarding our reserves, please read "Business and Properties -- Oil and Natural Gas Reserves" and note 11 of the notes to our financial statements.

RESERVE DATA

                                                              AS OF DECEMBER 31,      AS OF
                                                              -------------------   JANUARY 1,
                                                                1998       1999      2000(4)
                                                              --------   --------   ----------
Total estimated net proved reserves:
  Oil (Mbbls)...............................................    2,861      3,824       28,040
  Natural gas (Mmcf)........................................   12,534     12,752       44,603
          Total (Mboe)......................................    4,950      5,949       35,474
Net proved developed reserves:
  Oil (Mbbls)...............................................    2,467      2,715       24,991
  Natural gas (Mmcf)........................................   10,859      7,631       32,476
          Total (Mboe)......................................    4,277      3,987       30,404
Estimated future net revenues before income taxes (in
  thousands)................................................  $41,051    $76,999     $326,416
Present value of estimated future net revenues before income
  taxes (in thousands)(1)(2)................................  $27,533    $54,819     $258,525
Standardized measure of discounted future net cash flows (in
  thousands)(3).............................................  $24,889    $47,177     $201,725

                             table continued and footnotes on the following page

OPERATING DATA


                                                                                                     PRO FORMA
                             JANUARY 29, 1998                      PRO FORMA        SIX MONTHS       SIX MONTHS
                              (INCEPTION) TO      YEAR ENDED       YEAR ENDED     ENDED JUNE 30,       ENDED
                               DECEMBER 31,      DECEMBER 31,     DECEMBER 31,   ----------------     JUNE 30,
                                   1998              1999           1999(6)       1999     2000       2000(6)
                             ----------------   ---------------   ------------   ------   -------   ------------
Net production:
  Oil (Mbbls)..............           96               384            3,817         187       965       1,770
  Natural gas (Mmcf).......          238               831            7,430         325     1,479       2,880
     Total (Mboe)..........          136               523            5,055         241     1,212       2,250
Net sales data (in
  thousands):
  Oil......................       $1,268            $6,678          $64,095      $2,613   $24,803     $47,091
  Natural gas..............          524             1,806           14,365         601     5,206       9,241
                                  ------            ------          -------      ------   -------     -------
     Total.................       $1,792            $8,484          $78,460      $3,214   $30,009     $56,332
                                  ======            ======          =======      ======   =======     =======
Average sales prices:
  Oil (per Bbl)............       $13.21            $17.39          $ 16.79      $13.97   $ 25.70     $ 26.61
  Natural gas (per Mcf)....         2.20              2.17             1.93        1.85      3.52        3.21
     Total (per Boe).......        13.18             16.22            15.52       13.34     24.76       25.04
Average (per Boe):
  Lease operating
     expense...............       $ 2.64            $ 3.14          $  5.40      $ 2.59   $  6.60     $  7.05
  General and
     administrative
     expense...............         4.52              4.99             0.81        4.56      4.60        2.64
  Depreciation, depletion
     and amortization
     expense...............         9.58              8.65             4.74        8.03      6.84        5.57
  EBITDAX(5)...............         7.29             10.06             9.37        8.54     13.67       16.75


---------------

(1) The present value of estimated future net revenues attributable to our reserves was prepared using constant prices, as of the calculation date, discounted at 10% per year on a pre-tax basis.

(2) The December 31, 1999 amount was calculated using a period end average realized oil price of $24.64 per barrel and a period end average realized gas price of $2.42 per Mcf.

(3) The standardized measure of discounted future net cash flows represents the present value of future cash flows after income tax discounted at 10%.

(4) Includes reserves for East Bay and the additional interest acquired in South Timbalier 26.

(5) EBITDAX is defined as earnings before interest, taxes, depreciation, depletion and amortization and exploration expenditures and is presented because it is a widely accepted financial indication of an exploration and production company's ability to service and incur debt. EBITDAX is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to earnings (loss) as an indicator of the company's operating performance or to cash flows as a measure of liquidity. EBITDAX measures presented in this prospectus may not be comparable to other similarly titled measures reported by other companies. In evaluating EBITDAX, investors should consider, among other things, the amount by which EBITDAX exceeds interest costs, how EBITDAX compares to principal repayments on debt and how EBITDAX compares to capital expenditures for each period.

(6) The pro forma production amounts were obtained by aggregating the production for the properties we acquired with our historical production. The pro forma sales, expense and EBITDAX information per Boe was derived by dividing the respective amounts from the unaudited pro forma financial statements appearing elsewhere in this prospectus by the pro forma production.

                                  RISK FACTORS

     You should carefully consider each of the risks described below, together with all of the other information contained in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected, the trading price of your shares could decline and you may lose all or part of your investment.

EXPLORING FOR AND PRODUCING OIL AND NATURAL GAS ARE HIGH-RISK ACTIVITIES WITH MANY UNCERTAINTIES THAT COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS.

     Our future success will depend on the success of our exploration and production activities. Our oil and natural gas exploration and production activities are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil or natural gas production. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Please read "-- Reserve estimates depend on many assumptions that may turn out to be inaccurate" for a discussion of the uncertainty involved in these processes. Our cost of drilling, completing and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling, including the following:

     - pressure or irregularities in geological formations;

     - shortages of or delays in obtaining equipment and qualified personnel;

     - equipment failures or accidents;

     - compliance with governmental requirements;

     - adverse weather conditions, such as hurricanes and tropical storms;

     - reductions in oil and natural gas prices;

     - title problems; and

     - limitations in the market for oil and natural gas.


WE MAY INCUR SUBSTANTIAL LOSSES AND BE SUBJECT TO SUBSTANTIAL LIABILITY CLAIMS AS A RESULT OF OUR OIL AND NATURAL GAS OPERATIONS.


     Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition or results of operations. Our oil and natural gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

     - environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination;

     - abnormally pressured formations;

     - mechanical difficulties, stuck oil field drilling and service tools and casing collapse;

     - fires and explosions;

     - personal injuries and death; and

     - natural disasters.

     Any of these risks could adversely affect our ability to conduct operations or result in substantial losses to our company. We maintain insurance at levels that we believe are consistent with industry practices, but we are not fully insured against all risks. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect us.

A SUBSTANTIAL OR EXTENDED DECLINE IN OIL AND NATURAL GAS PRICES MAY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS AND OUR ABILITY TO MEET OUR CAPITAL EXPENDITURE OBLIGATIONS AND FINANCIAL COMMITMENTS.

     The price we receive for our oil and natural gas production heavily influences our revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices we receive for our production, and the levels of our production, depend on numerous factors beyond our control. These factors include:

     - changes in global supply of and demand for oil and natural gas;

     - the actions of the Organization of Petroleum Exporting Countries, or OPEC;

     - worldwide economic conditions, which affect worldwide demand for energy;

     - the price and quantity of foreign imports;

     - political conditions, including embargoes, in or affecting other oil-producing countries;

     - the level of worldwide exploration and production activity;

     - the level of global oil and natural gas inventories;

     - weather conditions;

     - interest rates and the cost of capital;

     - technological advances affecting energy consumption;

     - domestic and foreign government regulation, legislation and policies; and

     - the price and availability of alternative fuels.

     The prices of oil and natural gas may decline. Lower oil and natural gas prices may not only decrease our revenues on a per unit basis but also may reduce the amount of oil and natural gas that we can produce economically. A substantial or extended decline in oil and natural gas prices may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures. Further, oil prices and natural gas prices do not necessarily move together. Because approximately 79% of our estimated proved reserves as of January 1, 2000 were oil reserves, our financial results are more sensitive to movements in oil prices.

OUR LIMITED OPERATING HISTORY MAKES EVALUATING OUR BUSINESS DIFFICULT. WE HAVE INCURRED LOSSES IN RECENT PERIODS AND MAY INCUR LOSSES IN THE FUTURE. IF WE FAIL TO ACHIEVE OR SUSTAIN PROFITABILITY IN THE FUTURE, THE MARKET PRICE OF OUR COMMON STOCK COULD BE ADVERSELY AFFECTED.

     We have only a limited operating history upon which you can evaluate our business and prospects. Because of our limited operating history, our future results of operations are difficult to estimate accurately. We have also recently completed two acquisitions which have significantly changed our company.

     We incurred historical net losses of $2.3 million in 1999 and $.7 million in 1998. In considering whether to invest in our common stock, you should consider our historical financial results and the factors that caused those results. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations." If we fail to achieve or sustain profitability in the future, the market price of our common stock could be adversely affected. If we do achieve profitability in any period, we may be unable to sustain or increase such profitability on a quarterly or annual basis.


WE MAY INCUR WRITE-DOWNS OF THE CARRYING VALUES OF OUR OIL AND NATURAL GAS PROPERTIES.


     Accounting rules require that we review periodically the carrying value of our oil and natural gas properties for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write down the carrying value of our oil and natural gas properties. A write-down constitutes a non-cash charge to earnings, which reduces our equity. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations in the period taken.

RESERVE ESTIMATES DEPEND ON MANY ASSUMPTIONS THAT MAY TURN OUT TO BE INACCURATE. ANY MATERIAL INACCURACIES IN THESE RESERVE ESTIMATES OR UNDERLYING ASSUMPTIONS WILL MATERIALLY AFFECT THE QUANTITIES AND PRESENT VALUE OF OUR RESERVES.

     The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this prospectus. Please read "Business and Properties -- Oil and Natural Gas Reserves" for information about our oil and natural gas reserves.

     In order to prepare our estimates we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.

     Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control. At January 1, 2000, with the inclusion of our East Bay and South Timbalier Block 26 transactions, 51% of our proved reserves were either proved undeveloped or proved non-producing.

     You should not assume that the present value of future net revenues from our proved reserves referred to in this prospectus is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

A SIGNIFICANT PART OF THE VALUE OF OUR PRODUCTION AND RESERVES IS CONCENTRATED IN ONE PROPERTY. BECAUSE OF THIS CONCENTRATION, ANY PRODUCTION PROBLEMS OR INACCURACIES IN RESERVE ESTIMATES RELATED TO THIS PROPERTY COULD IMPACT OUR BUSINESS ADVERSELY.

     During the month of June 2000, 73% of our daily production came from our East Bay field. If mechanical problems, storms or other events curtail a substantial portion of this production, our cash flow would be affected adversely. Also, at January 1, 2000, approximately 77% of our proved reserves were located on this property. If the actual reserves associated with this property are less than our estimated reserves, our business, financial condition or results of operations could be adversely affected.

UNLESS WE REPLACE OUR OIL AND NATURAL GAS RESERVES, OUR RESERVES AND PRODUCTION WILL DECLINE, WHICH WOULD ADVERSELY AFFECT OUR CASH FLOWS AND INCOME.

     Unless we conduct successful development, exploitation or exploration activities or acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and natural gas reserves and production, and, therefore, our cash flow and income, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We cannot assure you that we will be able to develop, exploit, find or acquire additional reserves to replace our current and future production.

RELATIVELY SHORT PRODUCTION PERIODS FOR GULF OF MEXICO PROPERTIES SUBJECT US TO HIGHER RESERVE REPLACEMENT NEEDS.

     All of our operations are in the Gulf of Mexico Shelf. Production of reserves from reservoirs in the Gulf of Mexico generally declines more rapidly than from reservoirs in many other producing regions of the world. High production rates generally result in recovery of a relatively higher percentage of reserves from properties during the initial few years of production, and, as a result, our reserve replacement needs from new investments are relatively greater. Also, our revenues and return on capital will depend significantly on prices prevailing during these relatively short production periods.

RAPID GROWTH MAY PLACE SIGNIFICANT DEMANDS ON OUR RESOURCES.

     We have experienced rapid growth in our operations and expect that significant expansion of our operations will continue. Our rapid growth has placed, and our anticipated future growth will continue to place, a significant demand on our managerial, operational and financial resources due to:

     - the need to manage relationships with various strategic partners and other third parties;

     - difficulties in hiring and retaining skilled personnel necessary to support our business;

     - the need to train and manage a growing employee base; and

     - pressures for the continued development of our financial and information management systems.

     If we have not made adequate allowances for the costs and risks associated with this expansion or if our systems, procedures or controls are not adequate to support our operations, our business could be harmed.

PROPERTIES THAT WE BUY MAY NOT PRODUCE AS PROJECTED, AND WE MAY BE UNABLE TO IDENTIFY LIABILITIES ASSOCIATED WITH THE PROPERTIES OR OBTAIN PROTECTION FROM SELLERS AGAINST THEM.

     Our strategy includes acquisitions. The successful acquisition of producing properties requires assessments of many factors, which are inherently inexact and may be inaccurate, including:

     - the amount of recoverable reserves;

     - future oil and natural gas prices;

     - estimates of operating costs;

     - estimates of future development costs;

     - estimates of the costs and timing of plugging and abandonment; and

     - potential environmental and other liabilities.

     Our assessment will not reveal all existing or potential problems, nor will it permit us to become familiar enough with the properties to assess fully their deficiencies and capabilities. In the course of our due diligence, we may not inspect every well, platform or pipeline. We cannot necessarily observe structural and environmental problems, such as pipeline corrosion or groundwater contamination, when an inspection is made. We may not be able to obtain contractual indemnities from the seller for liabilities that it created. We may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations.

SUBSTANTIAL ACQUISITIONS, DRILL-TO-EARN PROGRAMS OR OTHER TRANSACTIONS COULD REQUIRE SIGNIFICANT EXTERNAL CAPITAL AND COULD CHANGE OUR RISK AND PROPERTY PROFILE.

     In order to finance acquisitions of additional producing properties or enter into significant drill-to-earn programs, we may need to alter or increase our capitalization substantially through the issuance of debt or equity securities, the sale of production payments or other means. These changes in capitalization may significantly affect our risk profile. Additionally, significant acquisitions, drill-to-earn programs or other transactions can change the character of our operations and business. The character of the new properties may be substantially different in operating or geological characteristics or geographic location than our existing properties. Furthermore, we may not be able to obtain external funding for any such acquisitions, drill-to-earn programs or other transactions or to obtain external funding on terms acceptable to us.

OUR PRINCIPAL STOCKHOLDER IS IN A POSITION TO AFFECT OUR ONGOING OPERATIONS, CORPORATE TRANSACTIONS AND OTHER MATTERS.

     After giving effect to this offering, our principal stockholder, Evercore, together with its affiliates, will beneficially own approximately 34.8% of our outstanding shares of common stock and, assuming the exercise in full of the underwriters' options to purchase additional shares, will beneficially own approximately 33.7% of our outstanding shares of common stock. Evercore is entitled to nominate four of our eight directors. Evercore's consent is required to take a number of corporate actions, including making acquisitions, selling assets, adopting or amending capital and operating budgets, incurring indebtedness, increasing compensation, issuing our stock, declaring dividends, engaging in hedging transactions and entering joint ventures, and Evercore may terminate the employment of Mr. Bachmann, our chairman, president and chief executive officer. As a result, Evercore is in a position to control or influence substantially the manner in which our business is operated and the outcome of stockholder votes on the election of directors and other matters. Please read "Certain Transactions -- Agreements Related to the Evercore Investment."

THE LOSS OF RICHARD A. BACHMANN, SENIOR MANAGEMENT OR TECHNICAL PERSONNEL COULD ADVERSELY AFFECT US.

     To a large extent, we depend on the services of our founder and chairman, president and chief executive officer, Richard A. Bachmann, and other senior management personnel. The loss of the services of Mr. Bachmann or other senior management personnel could have a material adverse effect on our operations. We do not maintain any insurance against the loss of any of these individuals.

     The Gulf of Mexico area is highly competitive, and our success there will depend on our ability to attract and retain experienced geoscientists and other professional staff. As of June 30, 2000, we have 22 geoscientists and engineers who are experienced in Gulf of Mexico operations. Loss of these experienced personnel could have a material adverse impact on our ability to compete in this area.

THE UNAVAILABILITY OR HIGH COST OF ADDITIONAL DRILLING RIGS, EQUIPMENT, SUPPLIES, PERSONNEL AND OILFIELD SERVICES COULD ADVERSELY AFFECT OUR ABILITY TO EXECUTE ON A TIMELY BASIS OUR EXPLORATION AND DEVELOPMENT PLANS WITHIN OUR BUDGET.

     All of our operations are in the Gulf of Mexico Shelf. Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our development and exploration operations, which could have a material adverse effect on our business, financial condition or results of operations. Recently, drilling activity in the Gulf of Mexico has increased, and we have experienced increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in the Gulf of Mexico also decreases the availability of offshore rigs. We cannot assure you that costs will not increase further or that necessary equipment and services will be available to us at economical prices.

MARKET CONDITIONS OR OPERATIONAL IMPEDIMENTS MAY HINDER OUR ACCESS TO OIL AND NATURAL GAS MARKETS OR DELAY OUR PRODUCTION.

     Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells for lack of a market or because of inadequacy or unavailability of natural gas pipeline or gathering system capacity. If that were to occur, we would be unable to realize revenue from those wells until production arrangements were made to deliver to market.

COMPETITION IN THE OIL AND NATURAL GAS INDUSTRY IS INTENSE, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO COMPETE.

     We operate in a highly competitive environment for acquiring properties, marketing oil and natural gas and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in Gulf of Mexico activities. Those companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. We cannot assure you that we will be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.


OUR HEDGING TRANSACTIONS COULD RESULT IN LOSSES OR LIMIT OUR POTENTIAL GAINS.


     In April 2000, we entered into hedging transactions for our oil production to reduce our exposure to fluctuations in the price of oil. Our hedging transactions have to date consisted of financially settled crude oil forward sales contracts with major financial institutions as required by our bank facility entered into in connection with the acquisitions of the East Bay field and additional interests in the South Timbalier 26 field. As of June 30, 2000, we had contracts maturing monthly through May 2001 covering the sale of 2,153,000 barrels of crude oil at an average price of $23.86 per barrel.

     We may in the future enter into these and other types of hedging arrangements to reduce our exposure to fluctuations in the market prices of oil and natural gas. Hedging transactions expose us to risk of financial loss in some circumstances, including if production is less than expected, the other party to the contract defaults on its obligations or there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received. Hedging transactions may limit the benefit we would have otherwise received from increases in the prices for oil and natural gas. Furthermore, if we do not engage in hedging transactions, we may be more adversely affected by declines in oil and natural gas prices than our competitors who engage in hedging transactions. Additionally, hedging transactions may expose us to cash margin requirements.

THE MARKET PRICE OF OUR COMMON STOCK COULD BE ADVERSELY AFFECTED BY SALES OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK IN THE PUBLIC MARKETS.

     Sales by Evercore, Energy Income Fund and other stockholders of a substantial number of shares of our common stock in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common stock or could impair our ability to obtain capital through an offering of equity securities. Please read "Shares Eligible for Future Sale."

PROVISIONS IN OUR ORGANIZATIONAL DOCUMENTS AND UNDER DELAWARE LAW COULD DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY, WHICH COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

     The existence of some provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock. The provisions in our certificate of incorporation and bylaws that could delay or prevent an unsolicited change in control of our company include:

     - the board of directors' ability to issue shares of preferred stock and determine the terms of the preferred stock without stockholder approval; and

     - a prohibition on the right of stockholders to call meetings and a limitation on the right of stockholders to act by written consent and to present proposals or make nominations at stockholder meetings.

     In addition, Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Evercore is generally exempted from these provisions and will have special rights so long as it owns at least a majority of our outstanding common stock.

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.


     The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock. As of June 30, 2000, our pro forma net tangible book value was $58.2 million, or $2.73 per share of our common stock. After giving effect to the sale of 5,750,000 shares of common stock in this offering and after deducting underwriting discounts and commissions and estimated offering expenses, our net tangible book value as of June 30, 2000 would have been $153.3 million, or $5.67 per share of our common stock. This represents an immediate increase in our net tangible book value of $2.94 per share to current stockholders and an immediate dilution of $12.33 per share to new investors purchasing our common stock in this offering. Please read "Dilution."


WE HAVE NO PLANS TO PAY DIVIDENDS ON OUR COMMON STOCK. YOU MAY NOT RECEIVE FUNDS WITHOUT SELLING YOUR SHARES.

     We have never declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements and investment opportunities.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

     - business strategy;

     - reserves;

     - technology;

     - financial strategy;

     - realized oil and natural gas prices;

     - production;

     - uncertainty regarding our future operating results; and

     - plans, objectives, expectations and intentions contained in this prospectus that are not historical.

     All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will," "could," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds of approximately $95.1 million from the sale of the 5,750,000 shares of our common stock in this offering, based upon an assumed initial public offering price of $18.00 per share, the midpoint of the offering range, and after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment options are exercised in full, we estimate that our net proceeds will be approximately $109.5 million.


     We generally intend to use the net proceeds, including any amount received in connection with an exercise of the underwriters' overallotment options, from this offering as follows:



     - $74.1 million will be used to repay all outstanding indebtedness under our financing agreement with Energy Income Fund, L.P. ($10.0 million at August 31, 2000) and indebtedness under our reducing revolving credit facility with Bank One, Texas, N.A. ($64.1 million at August 31, 2000). The indebtedness under our financing agreement with Energy Income Fund bears interest at a rate equal to 13% through September 30, 2000, 14% through December 31, 2000 and 15% thereafter and matures on July 1, 2001. At June 30, 2000, the interest rate on the indebtedness under our reducing revolving credit facility with Bank One was 10.368%. A portion of the Bank One indebtedness matures on March 30, 2001 and the remainder matures on March 30, 2003. The proceeds from the Bank One credit facility were used to acquire the East Bay field and the increased interest in South Timbalier 26 and for working capital purposes.



     - $4.5 million will be used to redeem our outstanding Series C preferred stock, assuming the offering was consummated on September 30, 2000.



     - The remaining $16.5 million will be used for general corporate purposes, including expanding our drilling program and for working capital and acquisitions. We currently plan to spend approximately $175.5 million during the last six months of 2000 and in calendar years 2001 and 2002 on capital expenditures. We expect to fund these capital expenditures primarily with cash flow from operations. We also intend to use a portion of the proceeds of this offering to accelerate projects already contemplated in our existing capital expenditure plan and to conduct drilling operations under new programs. We also may use a portion of the proceeds for acquisitions and to conduct drilling activities on the properties acquired.


     The amounts and timing of some of these expenditures will vary significantly depending on a number of factors, including, but not limited to, the amount of cash generated by our operations and other factors described under "Risk Factors."

     We intend to invest the net proceeds from this offering in short-term interest-bearing investment grade securities pending the uses described above.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our results of operations, financial condition, capital requirements and investment opportunities. In addition, the consent of Evercore is required to pay dividends.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000:

     - on an actual basis; and

     - on an as adjusted basis to give effect to the sale of the shares of our common stock in this offering and the anticipated use of the estimated net proceeds. Please read "Use of Proceeds."

     The as adjusted column of this table includes the following shares which will be outstanding upon completion of this offering:

     - 9,329,839 shares of our common stock issuable on conversion of our Series A preferred stock and Series B preferred stock, assuming an offering date of June 30, 2000;

     - 928,050 shares of our common stock issuable on exercise of a warrant held by Energy Income Fund; and

     - 10,650 shares of our common stock that will be issued as described under "Certain Transactions -- Agreements Related to the Evercore
       Investment -- Stockholder Agreement -- Escrowed and Bonus Shares."

     The as adjusted column excludes 759,330 shares held in escrow that will be cancelled upon consummation of this offering.

     You should read this table in conjunction with our financial statements and the notes to those financial statements included elsewhere in this prospectus.


                                                               AS OF JUNE 30, 2000
                                                              ----------------------
                                                                          PRO FORMA
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents(1)................................  $  6,664    $ 23,568
                                                              ========    ========
Long-term debt, including current maturities................  $ 75,000    $     --
Redeemable preferred stock: par value $1.00 per share;
  1,700,000 shares authorized; 600,000 shares issued and
  outstanding actual;
  no shares issued and outstanding as adjusted(1)...........    60,663          --
Stockholders' equity:
Common stock: par value $0.01 per share; 50,000,000 shares
  authorized;
  11,798,280 shares issued and outstanding actual;
  27,057,489 shares issued and outstanding as adjusted......       118         271
Additional paid-in capital..................................       542     152,957
Retained earnings...........................................        57          57
                                                              --------    --------
     Total stockholders' equity.............................       717     153,285
                                                              --------    --------
          Total capitalization..............................  $136,380    $153,285
                                                              ========    ========


---------------

(1) Assuming an offering date of June 30, 2000, approximately $3,151,000 liquidation preference of Series C preferred stock will be issued immediately prior to the completion of this offering when our board of directors declares accrued and unpaid dividends of our Series A preferred stock. See note 4 to our financial statements for a description of our preferred stock. We will immediately redeem the Series C preferred stock with a portion of the proceeds of this offering.

                                    DILUTION

     The net tangible book value per share of our common stock is the difference between our tangible assets and our liabilities, divided by the number of shares of common stock outstanding upon completion of this offering. For purchasers of our common stock in this offering, dilution in net tangible book value per share represents the difference between the initial public offering price of our common stock in this offering and the net tangible book value of our common stock immediately after completing this offering.


     As of June 30, 2000, our pro forma net tangible book value was $58.2 million, or $2.73 per share of our common stock. After giving effect to the sale of 5,750,000 shares of common stock in this offering at an assumed initial public offering price of $18.00 per share, the midpoint of the offering range, and after deducting underwriting discounts and commissions and estimated offering expenses, our net tangible book value as of June 30, 2000 would have been $153.3 million, or $5.67 per share of our common stock. This represents an immediate increase in our net tangible book value of $2.94 per share to current stockholders and an immediate dilution of $12.33 per share to new investors purchasing our common stock in this offering. The following table illustrates the foregoing information as of June 30, 2000 with respect to dilution to new investors:



Assumed initial public offering price per share.............          $18.00
  Net tangible book value per share at June 30, 2000........  $2.73
  Increase in net tangible book value per share attributable
     to new investors.......................................   2.94
                                                              -----
Net tangible book value per share after offering............            5.67
                                                                      ------
Dilution per share to new investors.........................          $12.33
                                                                      ======


     The following table summarizes, as of June 30, 2000, the differences between the total number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering:

                                         SHARES PURCHASED       TOTAL CONSIDERATION
                                       ---------------------   ----------------------   AVERAGE PRICE
                                         NUMBER      PERCENT      AMOUNT      PERCENT     PER SHARE
                                       -----------   -------   ------------   -------   -------------
Existing stockholders................   21,307,489     78.7%   $ 60,010,040     36.7%      $ 2.82
New investors........................    5,750,000     21.3     103,500,000     63.3        18.00
                                       -----------    -----    ------------   ------
          Total......................   27,057,489    100.0%    163,510,040    100.0%
                                       ===========    =====    ============   ======

     The foregoing discussion and tables give effect to the Energy Income Fund warrant and the conversion of our Series A and B preferred stock into common stock upon completion of this offering. Please read "Capitalization."

     If the underwriters' over-allotment options are exercised in full, the number of shares held by new investors will be increased to 6,612,500, or approximately 23.7% of the total number of shares of our common stock.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth our selected historical financial data as of and for each of the periods indicated. The statement of operations data for the period January 29, 1998 (inception) to December 31, 1998 and for the year ended December 31, 1999 and the balance sheet data as of December 31, 1998 and 1999 were derived from our audited financial statements included in this prospectus. The historical financial data as of June 30, 2000 and for the six-month period ended June 30, 1999 and 2000 were derived from our unaudited financial statements which, in our opinion, include all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of our financial condition and results of operations for such interim periods. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes thereto included elsewhere in this prospectus.


                                                        JANUARY 29,
                                                            1998                           SIX MONTHS ENDED
                                                       (INCEPTION) TO     YEAR ENDED           JUNE 30,
                                                        DECEMBER 31,     DECEMBER 31,    --------------------
                                                            1998             1999          1999        2000
                                                       --------------    ------------    --------    --------
                                                                                             (UNAUDITED)
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Statement of Operations Data:
  Revenue............................................     $  1,966         $  9,509      $  3,780    $ 30,356
                                                          --------         --------      --------    --------
  Costs and expenses:
    Lease operating..................................          359            1,640           623       7,992
    Exploration expenditures and dry hole costs......           --            1,570            --         824
    Depreciation, depletion and amortization.........        1,303            4,525         1,936       8,286
    General and administrative.......................          615            2,609         1,098       5,577
                                                          --------         --------      --------    --------
         Total costs and expenses....................        2,277           10,344         3,657      22,679
                                                          --------         --------      --------    --------
  Income (loss) from operations......................         (311)            (835)          123       7,677
                                                          --------         --------      --------    --------
  Interest income....................................           49              312            85         328
  Interest expense...................................         (802)          (2,947)       (1,301)     (3,057)
  Gain on sale of oil and gas properties.............           --               --            --       7,781
                                                          --------         --------      --------    --------
  Income (loss) before income taxes..................       (1,064)          (3,470)       (1,093)     12,729
  Income taxes.......................................          359            1,185           374      (4,474)
                                                          --------         --------      --------    --------
  Net income (loss)..................................     $   (705)        $ (2,285)     $   (719)   $  8,255
                                                          ========         ========      ========    ========
  Net income (loss) available to common
    stockholders(1)..................................     $   (705)        $ (3,121)     $   (719)   $  4,023
                                                          ========         ========      ========    ========
  Basic net income (loss) per common share...........     $  (0.09)        $  (0.22)     $  (0.05)   $   0.47
                                                          ========         ========      ========    ========
  Diluted net income (loss) per common share.........     $  (0.09)        $  (0.22)     $  (0.05)   $   0.46
                                                          ========         ========      ========    ========
Other Financial Data and Selected Ratios:
  EBITDAX(2).........................................     $    992         $  5,260      $  2,059    $ 16,787
  EBITDAX margin(3)..................................           50%              55%           54%         55%
  Cash flows provided by (used in):
    Operating activities.............................     $  8,044         $ (4,594)     $  5,165    $  7,114
    Investing activities.............................      (27,081)         (19,233)      (10,001)    (84,844)
    Financing activities.............................       19,689           45,457         7,861      62,112
  Capital and exploration expenditures...............     $ 27,081         $ 19,233      $ 10,001    $121,454


                             table continued and footnotes on the following page

                                                              AS OF DECEMBER 31,       AS OF
                                                              ------------------     JUNE 30,
                                                               1998       1999         2000
                                                              -------    -------    -----------
                                                                                    (UNAUDITED)
                                                                       (IN THOUSANDS)
Balance Sheet Data:
  Total assets..............................................  $40,015    $69,276     $163,841
  Long-term debt, excluding current maturities..............   20,000     10,150       60,000
  Redeemable preferred stock................................       --     56,475       60,663
  Stockholders' equity......................................     (694)    (3,815)         717


---------------

(1) Net loss available to common stockholders is computed by subtracting preferred stock dividends and accretion of issuance costs for the year ended December 31, 1999 of $836,342 and for the six months ended June 30, 2000 of $4,232,583.

(2) EBITDAX is defined as earnings before interest, taxes, depreciation, depletion and amortization and exploration expenditures and is presented because it is a widely accepted financial indication of an exploration and production company's ability to service and incur debt. EBITDAX is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to earnings (loss) as an indicator of the company's operating performance or to cash flows as a measure of liquidity. EBITDAX measures presented in this prospectus may not be comparable to other similarly titled measures reported by other companies. In evaluating EBITDAX, investors should consider, among other things, the amount by which EBITDAX exceeds interest costs, how EBITDAX compares to principal repayments on debt and how EBITDAX compares to capital expenditures for each period.

(3) Represents EBITDAX divided by revenue.

                           ADDITIONAL PRO FORMA DATA

     The net income (loss) data presented in the following table adjusts our historical net income (loss) and our pro forma income giving effect to:

     - the conversion of all outstanding shares of our preferred stock into common stock as if the conversion had occurred on January 1, 1999;

     - the release of 2,545,500 shares of common stock from escrow with an expense of approximately $45.5 million as if the shares vested on January 1, 1999 and


     - the use of a portion of the estimated net proceeds of this offering to pay all outstanding indebtedness all as if the transaction had occurred on January 1, 1999. Proceeds used to repay debt were $20 million and required the issuance of 1,111,111 shares for the year ended December 31, 1999, and were $75 million and required the issuance of 4,166,667 shares for the six months ended June 30, 2000, respectively.



                                                           YEAR ENDED            SIX MONTHS ENDED
                                                       DECEMBER 31, 1999          JUNE 30, 2000
                                                     ----------------------   ----------------------
                                                     HISTORICAL   PRO FORMA   HISTORICAL   PRO FORMA
                                                     ----------   ---------   ----------   ---------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Pro forma income (loss)...........................    $(45,674)   $(27,415)    $11,312      $20,612
                                                      ========    ========     =======      =======
Pro forma basic and diluted income (loss) per
  common share....................................    $  (1.86)      (0.97)    $  0.46      $  0.84
                                                      ========    ========     =======      =======
Pro forma weighted average number of common shares
  outstanding--basic and diluted..................      24,573      28,239      24,537       24,537
                                                      ========    ========     =======      =======

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION


     On March 31, 2000, we acquired Unocal's 80% interest in South Timbalier 26. In April 2000, we sold to Vastar 50% of our working interest in South Timbalier
26. The unaudited pro forma financial information reflects the net 30% interest acquired in South Timbalier 26. Additionally, on March 31, 2000, we closed the purchase of an average 96.1% working interest in the East Bay field from Ocean Energy for $72.6 million. Adjustments have been made to reflect the financial impact of purchase accounting and other items had the acquisitions taken place on January 1, 1999 with respect to operating data. The historical operations for East Bay field and South Timbalier 26 are included in the historical EPL amounts from March 31, 2000, their date of acquisition. The pro forma adjustments are described in the accompanying notes and are based on preliminary estimates and certain assumptions we believe are reasonable under the circumstances. In the purchases and the sale of the properties, the respective buyers have the right to audit the closing statements. We do not expect any material adjustments as a result of these audits.


     The unaudited pro forma financial information is for comparative purposes only and does not purport to be indicative of the results which would actually have been obtained had the acquisitions been effected on the pro forma dates, or of the results which may be obtained in the future. The unaudited pro forma financial information in our opinion reflects all adjustments necessary to present fairly the data for such periods.

     The unaudited pro forma financial information should be read in conjunction with the historical financial statements appearing elsewhere in this prospectus.

                             ENERGY PARTNERS, LTD.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 2000


                                                                               PRO FORMA
                                                                              ADJUSTMENTS
                                                           HISTORICAL     -------------------
                              HISTORICAL    HISTORICAL       SOUTH
                                 EPL         EAST BAY     TIMBALIER 26                           PRO FORMA
                              ----------    ----------    ------------                           ----------
                                                               (UNAUDITED)
                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenue
  Oil and gas...............  $   30,009     $23,137         $3,186                              $   56,332
  Other.....................         347          --             --        (a)        (278)              69
                              ----------     -------         ------                              ----------
                                  30,356      23,137          3,186                                  56,401
Costs and expenses:
  Lease operating...........       7,992       7,245            736        (a)        (104)          15,869
  Exploration expenditures
     and dry hole costs.....         824          --             --                                     824
  Depreciation, depletion
     and amortization.......       8,286          --             --        (b)       4,245           12,531
  General and
     administrative.........       5,577          --             --        (c)         367            5,944
                              ----------     -------         ------                              ----------
          Total costs and
            expenses........      22,679       7,245            736                                  35,168
                              ----------     -------         ------                              ----------
Income from operations......       7,677      15,892          2,450                                  21,233
Other income (expense):
  Interest income...........         328          --             --                                     328
  Interest expense..........      (3,057)         --             --        (d)      (1,733)          (4,790)
  Gain on sale of petroleum
     assets.................       7,781                                                              7,781
                              ----------     -------         ------                              ----------
                                   5,052          --             --                                   3,319
          Income before
            income taxes....      12,729      15,892          2,450                                  24,552
Income taxes................      (4,474)         --             --        (e)      (4,256)          (8,730)
                              ----------     -------         ------                              ----------
          Net income........  $    8,255     $15,892         $2,450                              $   15,822
                              ==========     =======         ======                              ==========
Basic income per common
  share and common share
  equivalent................  $     0.47                                                         $     1.36
                              ==========                                                         ==========
Basic weighted average
  shares outstanding........   8,494,500                                                  (f)     8,494,500
                              ==========                                                         ==========
Diluted income per common
  share and common share
  equivalent................  $     0.46                                                         $     0.89
                              ==========                                                         ==========
Diluted weighted average
  shares outstanding........  17,824,339                                                  (f)    17,824,339
                              ==========                                                         ==========


                          See notes to unaudited pro forma financial information

                             ENERGY PARTNERS, LTD.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999


                                                             HISTORICAL
                                HISTORICAL    HISTORICAL       SOUTH        PRO FORMA
                                   EPL         EAST BAY     TIMBALIER 26   ADJUSTMENTS        PRO FORMA
                                ----------    ----------    ------------   ------------       ----------
                                                              (UNAUDITED)
                                            (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenue
  Oil and gas.................  $    8,484     $62,027         $7,949                         $   78,460
  Other.......................       1,025          --             --      (a)    (766)              259
                                ----------     -------         ------                         ----------
                                     9,509      62,027          7,949                             78,719
Costs and expenses:
  Lease operating.............       1,640      24,182          1,748      (a)    (287)           27,283
  Exploration expenditures and
     dry hole costs...........       1,570          --             --                              1,570
  Depreciation, depletion and
     amortization.............       4,525          --             --      (b)  18,775            23,300
  General and
     administrative...........       2,609          --             --      (c)   1,468             4,077
                                ----------     -------         ------                         ----------
          Total costs and
            expenses..........      10,344      24,182          1,748                             56,230
                                ----------     -------         ------                         ----------
Income (loss) from
  operations..................        (835)     37,845          6,201                             22,489
Other income (expense):
  Interest income.............         312          --             --                                312
  Interest expense............      (2,947)         --             --      (d)  (6,930)           (9,877)
                                ----------     -------         ------                         ----------
                                    (2,635)         --             --                             (9,565)
          Income (loss) before
            income taxes......      (3,470)     37,845          6,201                             12,924
Income taxes..................      (1,186)         --             --      (e)  (5,902)           (4,716)
                                ----------     -------         ------                         ----------
          Net income (loss)...  $   (2,284)    $37,845         $6,201                         $    8,208
                                ==========     =======         ======                         ==========
Basic (loss) income per common
  share and common share
  equivalent..................  $    (0.22)                                                   $     0.52
                                ==========                                                    ==========
Basic weighted average shares
  outstanding.................  14,246,727                                                (f) 14,246,727
                                ==========                                                    ==========
Diluted (loss) income per
  common share and common
  share equivalent............  $    (0.22)                                                   $     0.35
                                ==========                                                    ==========
Diluted weighted average
  shares outstanding..........  14,246,727                                                (f) 23,498,009
                                ==========                                                    ==========


                          See notes to unaudited pro forma financial information

                             ENERGY PARTNERS, LTD.

               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

(a) Under the operating agreement with Unocal, we received a management fee for operating South Timbalier 26 of $.8 million in 1999 and $.3 million in the quarter ended March 31, 2000. We no longer received this revenue after March 31, 2000. Historical South Timbalier 26 lease operating expense includes corresponding expenses of $.3 million in 1999 and $.1 million in the quarter ended March 31, 2000.

(b) To adjust depreciation, depletion and amortization amounts on a historical basis to amounts that would have been included in the financial statements effective January 1, 1999.

(c) To adjust general and administrative expense to reflect the expenses we incurred for salaries of technical personnel and additional office space for these employees which were a direct result of the East Bay acquisition. We would have incurred these costs if East Bay had been purchased on January 1, 1999.

(d) To record interest expense on $66.0 million at the current interest rate of 10.5% for the acquisitions. If the interest rate would have fluctuated
      1/8%, the annual interest would have increased/decreased by $.08 million and $.02 million for the year ended December 31, 1999 and the six months ended June 30, 2000, respectively.

(e) To record the provision for federal and state income taxes at a corporate statutory rate of approximately 36%.

(f) To reflect pro forma net income per basic and diluted share. Income available to common stockholders and common stock equivalents are derived as follows:


                                 YEAR ENDED DECEMBER 31, 1999             SIX MONTHS ENDED JUNE 30, 2000
                            ---------------------------------------   ---------------------------------------
                              INCOME         SHARES       PER SHARE     INCOME         SHARES       PER SHARE
                            (NUMERATOR)   (DENOMINATOR)    AMOUNT     (NUMERATOR)   (DENOMINATOR)    AMOUNT
                            -----------   -------------   ---------   -----------   -------------   ---------
                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                                               (UNAUDITED)
  Net income..............    $8,208                                    $15,822
  Less preferred stock
    dividends and
    accretion of issuance
    costs.................      (836)                                    (4,233)
                              ------                                    -------
  Basic EPS:
  Income available to
    common stockholders...     7,372        14,246,727      $0.52        11,589        8,494,500      $1.36
                                                            =====                                     =====
  Effect of Dilutive
    Securities:
  Convertible preferred
    stock.................       836         9,251,282                    4,233        9,329,839
                              ------       -----------                  -------      -----------
  Diluted EPS:
  Income available to
    common stockholders
    plus assumed
    conversions...........    $8,208        23,498,009      $0.35       $15,822       17,824,339      $0.89
                              ======       ===========      =====       =======      ===========      =====


     Exploration expense has not been included in the pro forma statements for East Bay and South Timbalier 26 as there were no actual exploratory projects during 1999 and 2000.

     In November 1999, in connection with our private placement of preferred stock with Evercore, our management stockholders tendered 3,304,830 shares of common stock to escrow. Approximately 77% of these shares will be released from escrow upon completion of this offering. In the period that these shares are released from escrow, we will record compensation expense equal to the fair value of the shares at that time. Assuming an offering price of $18.00, compensation expense is estimated to be $45.5 million. This amount is not reflected in our pro forma statements or in our historical financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     The following discussion and analysis should be read in conjunction with our selected historical financial data and unaudited pro forma financial information and our accompanying financial statements and the notes to those financial statements included elsewhere in this prospectus. The following discussion includes forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

OVERVIEW

     We are an independent oil and natural gas exploration and production company concentrated in the shallow to moderate depth waters of the central region of the Gulf of Mexico Shelf. We were incorporated in January 1998 by Richard A. Bachmann, our chairman, president and chief executive officer. Mr. Bachmann provided our initial capital.

     In April 1998, we entered into a $20.0 million financing arrangement, later increased to $25.0 million, with Energy Income Fund, in the form of a private debt and equity placement. We used the proceeds to purchase interests in South Timbalier 26 and for drilling and workover expenditures for the drill-to-earn programs covering the Bay Marchand field and the Main Pass 122/133 field with Chevron. Please read "Business and Properties" for a further description of these drill-to-earn programs. In November 1999, we raised an additional $60.0 million in a private equity offering with Evercore. We used a portion of the proceeds to repay $15.0 million of outstanding Energy Income Fund debt and to repay $15.3 million of outstanding debt under a bank line that we had with Bank One.


     We have grown our company through a combination of drill-to-earn programs and strategic acquisitions. Our drill-to-earn programs allow us to identify and pursue additional drilling opportunities on properties previously developed by our drill-to-earn partners. In June 1998, we commenced our first drill-to-earn program with Chevron covering Main Pass 122/133. Under the terms of the agreement, we paid the drilling costs for 100% of Chevron's working interest in four wells (100% in two wells and 69% in the other two wells), and receive 75% of the production stream until we recoup our investment plus a specified return (which has not occurred) when our interest will decrease to 1%. Chevron is responsible for 100% of the lease operating costs out of their retained 25% production interest. As of June 30, 2000, we have invested $16.5 million with cumulative revenues of $5.7 million, with current production of 480 Boe per day accounting for 4% of our daily production.



     In August 1998 and May 2000, we entered into two additional drill-to-earn agreements with Chevron, both covering acreage in the Bay Marchand field. While we have a contracted 30% interest in one agreement and 80% interest in the other, our interest in each well has varied based upon the combination of other participants in each well. (See page 37 for a more detailed description of the range of interest participation). From inception to June 30, 2000, we invested a total of $18.1 million in drilling or sidetracking of 15 wells, 14 of which were successful, as well as the workover or recompletion of 13 wells, seven of which were successful. To date, we have generated $3.9 million in revenues from these drill-to-earn programs and they currently account for 7% of our daily production.



     In October 1999, we acquired a 12.5% working interest in South Timbalier Block 22, the south half of South Timbalier Block 23 and the northeast quarter of South Timbalier 27 for $1.4 million. As of June 30, 2000, we have invested $0.3 million with cumulative revenues of $0.9 million, and current production of 115 Boe per day accounting for 1% of our daily production.


     In March 2000, we acquired Unocal's 80% interest in South Timbalier 26. In April 2000, we sold to Vastar 50% of our working interest in South Timbalier 26. The net cash paid for our increased interest in the field was $8.5 million. Additionally, on March 31, 2000, we closed the purchase of an average 96.1% working interest in the East Bay field from Ocean Energy for $72.6 million.



     The East Bay and South Timbalier 26 acquisitions significantly altered our operations and future results and reduced our exposure to any particular well. We increased our active well count from 12.8 net producing wells to 386.6 net producing wells after these acquisitions. As of June 30, 2000, we had approximately 106 full-time employees, including 22 geoscientists and engineers and 64 field personnel, representing an increase of 86 employees from December 31, 1999.



     We have also experienced substantial revenue and production growth as a result of the East Bay and South Timbalier 26 acquisitions. On a pro forma basis for the six months ended June 30, 2000, revenues would have been $56.3 million as compared with our actual total revenues of $30.0 million. On a pro forma basis for the six months ended June 30, 2000, production would have been 2,250,000 Boe as compared with our actual 1,212,000 Boe.


     Although the East Bay and South Timbalier 26 acquisitions had an effective date of January 1, 2000, we reduced our purchase price on March 31, 2000 by the net cash flows collected by the sellers (Unocal and Ocean Energy) during the period from January 1, 2000 through March 31, 2000. Accordingly, we did not include the results of operations from these acquisitions in our March 31, 2000 operational or financial results, but only in the pro forma computations.

     The financings related to the East Bay and South Timbalier 26 acquisitions substantially increased our debt levels. As of March 31, 2000, we had $118.2 million in total debt outstanding. We incurred $108.0 million of this debt as a result of the East Bay and South Timbalier 26 acquisitions. On April 20, 2000, we sold 50% of our interest in the South Timbalier 26 field to Vastar and used the proceeds to reduce outstanding debt. As of June 30, 2000, our total debt outstanding was $75.0 million.

     For the foregoing reasons, the East Bay and South Timbalier 26 acquisitions will affect the comparability of our historical results of operations with results of operations in future periods.


     In September 2000, we closed the acquisition of Texaco's 14.6% working interest in South Timbalier 22, 23 and 27. We acquired this interest effective January 1, 2000 for a cash price of approximately $2.2 million, net of closing adjustments. Our reserves and production associated with this interest are not included in the reserve and production information in this prospectus.


     Our revenue, profitability and future growth rate depend substantially on factors beyond our control, such as economic, political and regulatory developments and competition from other sources of energy. Oil and natural gas prices historically have been volatile and may fluctuate widely in the future. Sustained periods of low prices for oil and natural gas could materially and adversely affect our financial position, our results of operations, the quantities of oil and natural gas reserves that we can economically produce and our access to capital.

     We use the successful efforts method of accounting for our investment in oil and natural gas properties. Under this method, we capitalize lease acquisition costs, costs to drill and complete exploration wells in which proven reserves are discovered and costs to drill and complete development wells. Seismic, geological and geophysical, and delay rental expenditures are expensed as incurred. Please read note 2 to our financial statements.

     We conduct many of our exploration activities jointly with others and, accordingly, recorded amounts for our oil and natural gas properties reflect only our proportionate interest in such activities.

RESULTS OF OPERATIONS

     SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1999.

     General. We increased our net production to 6,658 Boe per day in the first six months of 2000, a 400% increase from 1,332 Boe per day in the first six months of 1999.

     Oil and Gas Revenues. Our oil and natural gas revenues increased to $30.0 million during the first six months of 2000 from $3.2 million in the first six months of 1999. Oil revenues increased to $24.8 million during the first six months of 2000 from $2.6 million, as a result of sharply increased average oil prices

($13.0 million) and increased volumes ($10.6 million) associated with 23 successful well operations which commenced production after the first six months of 1999. The increase in oil prices was offset by $1.8 million in losses on oil hedging in the first six months of 2000. We did not have any hedging contracts in place in 1999. Natural gas revenues increased to $5.2 million during the first six months of 2000 from $.6 million, as a result of increased average natural gas prices ($2.5 million) and increased volumes associated with two successful well operations which commenced production after the first six months of 1999.


     Lease Operating Expense (including production taxes). Lease operating expense increased to $8.0 million in the first six months of 2000 from $.6 million in the first six months of 1999. The increase was primarily attributable to additional production from 25 successful well operations which commenced production after the first six months of 1999.


     General and Administrative Expense. General and administrative expenses increased to $5.6 million in the first six months of 2000 from $1.1 million in the first six months of 1999. The increase was primarily due to increased consultant fees ($1.1 million), the hiring of additional personnel ($2.3 million), increased insurance costs ($.4 million) and other costs associated with our acquisition of the East Bay field and the additional interest in the South Timbalier 26 field on March 31, 2000. The 2000 expense also includes $1.2 million in compensation expense related to restricted stock and stock options.


     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased to $8.3 million in the first six months of 2000 from $1.9 million in the first six months of 1999, primarily due to increased production volumes during the six months.

     Interest. Net interest expense increased to $2.7 million in the first six months of 2000 from $1.2 million in the first six months of 1999. The increase was a result of an increase in long-term debt outstanding related to our acquisitions discussed above.

     Gain on Sale of Oil and Gas Assets. On April 20, 2000, we sold a 50% working interest in the South Timbalier 26 field, resulting in a gain of approximately $7.8 million. There were no sales for the same period in 1999.


     Net Income. As a result of the conditions noted above, we recognized net income of $8.3 million in the first six months of 2000 compared to a net loss of $.7 million in the first six months of 1999.


     YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE PERIOD ENDED DECEMBER 31,
     1998.

     General. Our operations did not commence until June 1998, which has affected the comparability of the financial results with subsequent periods. We increased our net production to 1,431 Boe per day during 1999, a 90% increase from 753 Boe per day during 1998.

     Oil and Gas Revenues. Our oil and gas revenues increased to $8.5 million during 1999 from $1.8 million during 1998. Oil revenues increased to $6.7 million during 1999 from $1.3 million, as a result of sharply increased average oil prices ($1.7 million) and increased volumes ($3.7 million) associated with 14 successful well operations which commenced production during 1999. Natural gas revenues increased to $1.8 million during 1999 from $.5 million, primarily as a result of increased natural gas volumes ($1.3 million) and decreased average natural gas prices ($.1 million). The vast majority of natural gas production during 1999 was derived from associated natural gas from oil production.

     Lease Operating Expense (including production taxes). Lease operating expense increased to $1.6 million in 1999 from $.4 million in 1998. The increase was primarily attributable to the additional production from 14 successful well operations which commenced production during 1999.

     Exploration Expenditures and Dry Hole Costs. We use the successful efforts method to account for oil and gas exploration, evaluation and development expenditures. Under this method $1.5 million of dry hole costs were incurred and $.1 million of seismic, geological and geophysical expenditures were expensed in 1999. No such charges occurred in 1998.

     General and Administrative Expense. General and administrative expenses increased to $2.6 million in 1999 from $.6 million in 1998, primarily due to employment-related costs associated with an increase in personnel in late 1998 and 1999.

     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization increased to $4.5 million in 1999 from $1.3 million in 1998, primarily due to a substantial increase in production during 1999.

     Interest. Net interest expense increased to $2.6 million in 1999 from $.8 million in 1998, as a result of additional borrowings under our credit agreement during 1999.

     Net Loss. As a result of the conditions noted above, we recognized a net loss of $2.3 million in 1999 compared to a net loss of $.7 million in 1998.

LIQUIDITY AND CAPITAL RESOURCES

     We intend to use cash flows from operations primarily to fund our future development, exploration and acquisition activities. Our recent acquisition of the East Bay field and additional interests in South Timbalier 26 field significantly impacted our cash flows from operations. Our future cash flow from operations will depend on our ability to maintain and increase production through our development and exploration drilling program, as well as the prices of oil and natural gas.

     In February 1999, we borrowed an additional $5.0 million under our financing agreement with Energy Income Fund, a stockholder, raising the total outstanding under the agreement to $25.0 million. The terms of the remaining $10.0 million of subordinated debt due to Energy Income Fund require repayment by July 1, 2001. We plan to repay in full outstanding amounts under this agreement with a portion of the proceeds of this offering. In June 1999, we entered into a reducing revolving line of credit of $50.0 million with Bank One, which had a borrowing base of $20.0 million. In November 1999, we completed a private placement with Evercore for shares of our preferred stock providing net proceeds of $55.6 million. We used a portion of the proceeds from the private placement to reduce our outstanding debt to Energy Income Fund by $15.0 million and to Bank One by $15.3 million.

     In March 2000, we entered into a new revolving line of credit with Bank One. The new agreement provided for a $90.0 million Tranche A reducing revolving line of credit that terminates March 30, 2003 and a $25.0 million Tranche B reducing bridge financing that terminates March 30, 2001. Tranche A bears interest at LIBOR plus 3.0% and Tranche B bears interest at LIBOR plus 5.5%. Beginning June 1, 2000 through October 1, 2000, Tranche A is reduced monthly by $1.4 million and Tranche B is reduced monthly by $0.4 million. We borrowed $108.0 million under the credit facility to finance the East Bay and South Timbalier 26 acquisitions. In April 2000, the proceeds from the sale to Vastar were used to reduce the outstanding balance of the credit facility to $71.8 million. Subsequent to the repayment of the Tranche B loan, Tranche A will bear interest at LIBOR plus 1.25% to 2.25%, based on the level of utilization of the line of credit.

     At June 30, 2000, we had $65.0 million of total outstanding debt under our bank facility and $7.2 million of credit capacity available under this facility. The Bank One credit facility is secured by substantially all of our assets. We intend to repay substantially all amounts outstanding under this facility with the proceeds of this offering and renegotiate our credit facility.


     Net cash of $84.8 million used in investing activities in the first six months of 2000 included net oil and gas property capital and exploration expenditures of $4.1 million and the East Bay and South Timbalier 26 acquisitions (prior to the sale to Vastar) of $117.4 million. Exploration expenditures incurred are excluded from operating cash flows and included in investing activities. During the first six months of 2000, we completed 13 drill projects and nine recompletion/workover projects, 19 of which were successful. In 1999, we completed six drill projects and four recompletion/workover projects, eight of which were successful. Cash and cash equivalents at June 30, 2000 were $6.7 million.


     Our 2000 capital expenditure budget is focused on exploitation activities on prospects with multiple reservoirs, which we expect to increase our probability of success and to lead to accelerated payback of our investment. These exploitation activities also provide exploratory potential in deeper geologic formations. We have capital expenditure plans for the last six months of 2000 totaling approximately $41.5 million related to 91 projects. Additionally, capital expenditures for 2001 and 2002 are estimated to be approximately $134.0 million. Actual levels of capital expenditures may vary significantly due to many factors, including drilling results, oil and natural gas prices, industry conditions, participation by other working interest owners and the prices of drilling rigs and other oilfield goods and services.

     In November 1999, in connection with our private placement of preferred stock with Evercore, our management stockholders tendered 3,304,830 shares of common stock to escrow. Approximately 77% of these shares will be released from escrow upon completion of this offering. In the period that the shares are released, we will record compensation expense equal to the fair value of the shares at that time. Assuming an offering price of $18.00, compensation expense is estimated to be $45.5 million. This amount is not reflected in our historical or pro forma financial statements.

     We have experienced and expect to continue to experience substantial working capital requirements, primarily due to our active capital expenditure program. While we believe that the proceeds of this offering, working capital, cash flows from operations and borrowings under our credit facility will be sufficient to meet our capital requirements through the end of 2001, additional financing may be required in the future to fund our growth and capital expenditures.

HEDGING ACTIVITIES

     In April 2000, we entered into hedging transactions for our oil production to reduce our exposure to fluctuations in the price of oil. Our hedging transactions have to date consisted of financially settled crude oil forward sales contracts with major financial institutions as required by our bank facility entered into in connection with the acquisitions of the East Bay field and additional interests in the South Timbalier 26 field. To qualify as a hedge, these contracts must correlate to anticipated future production such that our exposure to the effects of commodity price changes is reduced. We financially settle our crude oil forward sales contracts based on the average of the reported settlement prices for West Texas Intermediate crude on the NYMEX for each month. With our hedges, the counterparty is required to make a payment to us if the settlement price for any settlement period is below the hedged price for the transaction, and we are required to make a payment to the counterparty if the settlement price for any settlement period is above the hedged price for the transaction. The gains and losses related to these hedging transactions are recognized as adjustments to the revenue recorded for the related production. We use the accrual method of accounting for derivative commodity instruments. At inception, any contract premiums paid are recorded as prepaid expenses and, upon settlement of the hedged production month, are included with the gains and losses on the contracts in the oil and natural gas revenues.

     We may in the future enter into these and other types of hedging arrangements to reduce our exposure to fluctuations in the market prices of oil and natural gas. Hedging transactions expose us to risk of financial loss in some circumstances, including if production is less than expected, the other party to the contract defaults on its obligations, or there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received. Hedging transactions may limit the benefit we would have otherwise received from increases in the prices for oil and natural gas. Furthermore, if we do not engage in hedging transactions, we may be more adversely affected by declines in oil and natural gas prices than our competitors who engage in hedging transactions.

     Additionally, hedging transactions may expose us to cash margin requirements. We use primarily over-the-counter hedge instruments with major financial institutions where margin requirements have been negotiated. Typically, we have negotiated volumetrically based credit limits where no cash margin is required.

     As of June 30, 2000, we had contracts maturing monthly through May 2001 related to the sale of 2,153,000 barrels of oil at an average price of $23.86 per barrel. Had these contracts been terminated at June 30, 2000, we estimate the loss would have been $9.7 million. As of June 30, 2000, the hedged volume approximated 54% of our estimated oil production from proved reserves through June 2001.

NEW ACCOUNTING POLICIES

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (Statement 133), "Accounting for Derivative Instruments and Hedging Activities." Statement 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Statement 133 requires that all derivatives be recognized as either assets or liabilities in the balance sheet and measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains or losses) depends on the intended use of the derivative and resulting designation. If certain conditions are met, a derivative may be specifically designated as a "fair value hedge," "cash flow hedge," or a hedge of the foreign currency exposure of a net investment in a foreign operation. Statement 133 amends and supersedes a number of existing Statements of Financial Accounting Standards, and nullifies or modifies the consensus reached in a number of issues addressed by the Emerging Issues Task Force. Statement 133, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We are assessing the impact of adoption of Statement 133 and, at the present time, have not quantified the effect of adoption or the continuing impact of such adoption.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    INTEREST RATE RISK


     We are exposed to changes in interest rates. Changes in interest rates affect the interest earned on our cash and cash equivalents and the interest rate paid on borrowings under the credit agreements. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. At June 30, 2000, $65.0 million of our long-term debt had variable interest rates. Based on the debt outstanding at June 30, 2000, a 10% increase in variable rates would increase our interest expense by $.4 million on an annual basis.


     COMMODITY PRICE RISK

     Our revenues, profitability and future growth depend substantially on prevailing prices for oil and natural gas. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we can borrow under the new credit agreement with Bank One is subject to periodic redetermination based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and natural gas that we can economically produce. We currently sell all of our oil and natural gas production under price sensitive or market price contracts.

     In April 2000, pursuant to Bank One debt requirements, we entered into derivative commodity instruments to manage commodity price risks associated with future oil production. Our commodity price hedging program uses financially settled crude oil forward sales contracts and we do not use them for speculative purposes. As of June 30, 2000, we had contracts maturing monthly through May 2001 related to the sale of 2,153,000 barrels of oil at an average price of $23.86 per barrel. As of June 30, 2000, the hedged volume approximated 54% of our estimated oil production from proved reserves through June 2001. Had these contracts been terminated at June 30, 2000, we estimate the loss would have been $9.7 million.

     We use a sensitivity analysis technique to evaluate the hypothetical effect that changes in the market value of crude oil may have on fair value of our derivative instruments. At June 30, 2000, the potential change in the fair value of commodity derivative instruments assuming a 10% adverse movement in the underlying commodity price is a $6.1 million increase in the deferred cost.

     For purposes of calculating the hypothetical change in fair value, the relevant variables are the type of commodity (crude oil or natural gas), the commodities futures prices and volatility of commodity prices. The hypothetical fair value is calculated by multiplying the difference between the hypothetical price and the contractual price by the contractual volumes.

                            BUSINESS AND PROPERTIES

OVERVIEW

     We are an independent oil and natural gas exploration and production company concentrated in the shallow to moderate depth waters of the central region of the Gulf of Mexico Shelf. This region has produced over 27 billion barrels of oil equivalent and contains over 500 oil and natural gas fields, 25 of which have individually produced over 250 million barrels of oil equivalent. Most of our properties are located in the Terrebonne Trough area of this region. We have focused on this area because it provides us with favorable economic and geologic conditions, including multiple reservoir formations, regional economies of scale, extensive infrastructure and comprehensive geologic databases. We believe that the large, established fields in this region offer a balanced and ample inventory of existing and prospective exploitation and development opportunities, as well as the long-term potential for reserve additions and production increases from deeper geologic formations.

OUR STRATEGY

     We were founded to address a challenge that major integrated and large independent energy companies face with respect to maximizing the value of their Gulf of Mexico Shelf assets. These companies are currently redirecting human and financial resources away from this area to the deepwater Gulf of Mexico and other areas around the world that have greater growth potential relative to their existing asset base. Two alternatives these large energy companies may pursue in order to maximize the value of their Shelf assets are to enter into drill-to-earn programs with a company like ours or to sell their properties.

     Our drill-to-earn programs offer numerous benefits for us and our partners. The property owner participates with us in any increases in production and cash flow. Since we typically use our staff and capital in these redevelopment programs, the property owner also benefits from new reserve additions at no incremental cost. Furthermore, by extending the life of the field, the property owner is able to postpone taxable gains and abandonment liabilities. From our standpoint, these established fields have a lower redevelopment risk profile and the infrastructure already in place accelerates our cost recovery and lowers our cost of reserve additions. In addition, we gain exposure to drilling opportunities with greater upside potential at reduced costs.

     Our goal is to generate an attractive return on capital employed by opportunistically entering into drill-to-earn programs or complementary acquisitions in our core operating areas. We plan to achieve this goal by:

     - Maintaining our Gulf of Mexico focus. Since our inception, we have focused on the large, established fields in the central Gulf of Mexico Shelf area. We intend to continue this focus. Our industry contacts, track record and established credibility with significant Shelf operators position us to grow reserves and production by entering into multi-well, multi-year drill-to-earn programs with operators with significant positions in the Gulf of Mexico Shelf. We believe that we will successfully identify and develop these opportunities by leveraging our extensive geophysical, technical and operational expertise. We believe that this region's extensive infrastructure and favorable geologic conditions with multiple known oil and natural gas producing reservoirs will allow us to achieve attractive returns on our investments.


       In the near term, we intend to pursue low-risk opportunities for exploitation, development and exploration drilling and workover activities. In the long term, we believe that our fields offer high-potential exploration opportunities in the deeper reservoirs because limited drilling has occurred below the depth of 14,000 feet.


     - Capitalizing on our geoscience expertise. Our geologists and geophysicists internally generate and evaluate prospects in their current area of focus and in connection with our new business initiatives. To identify prospects, we use traditional geologic evaluation techniques which are enhanced by our licensed D3D seismic data processing technology. Our drill-to-earn programs give our technical teams access to our partners' technical databases to identify and implement successful and profitable development, exploitation and exploration activities.

       Our strategy to consolidate strategic, contiguous acreage positions in our core area provides us with the opportunity to integrate numerous databases for the first time. We believe the integration of these databases lends additional perspective on potential project opportunities near lease boundaries as well as better interpretation of the broad geologic characteristics of the project area. For instance, we are the first operator to control all of the existing geophysical data in the Greater Bay Marchand area, which we believe provides us with considerable advantages in evaluating our prospect inventory and new business initiatives in this area.

     - Continuing to operate our properties. We seek to retain operatorship following an acquisition or in connection with drill-to-earn programs. Operatorship provides us with the opportunity to exercise greater control over the cost, timing and nature of our development and exploitation activities as well as to influence the timing and amount of plugging and abandonment liabilities. As of June 30, 2000, we operated approximately 88% of our production.

       Since we began operating the South Timbalier 26 field in June 1998, we have reduced per Boe operating costs by 22% to an average of $5.15 per Boe. At East Bay, we have already reduced the per barrel operating costs by 10% to $5.91 per Boe since assuming operations on April 1, 2000. In addition to providing improvements in profitability, our ability to lower operating costs serves to extend field life and increase the potential ultimate recovery of reserves in our core area. For every $0.50 per barrel of oil equivalent reduction in operating costs, the pre-tax present value of our reserves in East Bay increases by $13.6 million and the ultimate recoverable reserves increase by 359 Mboe, based upon prices in effect as of January 1, 2000. The identification, evaluation and implementation of cost reductions and efficiency initiatives remain quite active at all of our fields.

     - Expanding our asset base through additional drill-to-earn programs and strategic acquisitions. We believe we have an inventory of future exploitation, development and exploration projects on our existing properties that should allow us to increase our reserves and production for at least the next three years. To enhance our inventory, we continue to conduct detailed analyses of properties and acreage in our core area. We combine our extensive knowledge of regional geology with industry databases and other available data to identify new drill-to-earn and acquisition opportunities. We then determine if the application of our in-house technology and drilling and development expertise can yield meaningful improvement to a project's reserve and production base. Our objective is to negotiate a joint re-development alliance, a significant drill-to-earn arrangement or outright purchase of the property with the owners/operators of the property on terms consistent with our return targets. We target both oil and natural gas properties that have high cumulative production with low levels of current production, significant identified proven reserves with potential for large reserve additions, existing infrastructure and multiple productive reservoir targets.

     - Maximizing profitability through outsourcing non-geoscience activities. We seek to enhance our operating capability and achieve operating cost savings through strategic alliances with oilfield service companies. Currently, we have arrangements with Schlumberger, Brown and Root, Production Management Companies and Cardinal Services. In addition to closely controlling our operating costs, we reduce our administrative overhead costs by outsourcing the majority of our accounting and administrative functions.

OUR PRINCIPAL OIL AND NATURAL GAS PROPERTIES

     EAST BAY FIELD

     On March 31, 2000, we acquired the East Bay field and related production, compression and storage facilities from Ocean Energy for $72.6 million, net of the purchase price adjustment. The acquisition was effective January 1, 2000. The purchase price reflects a reduction of $13.4 million for estimated cash flow from the period January 1 through March 31, 2000. This property met all of our investment criteria and also provided us with a significant source of stable production from a large number of wells.

     As of January 1, 2000, our share of East Bay's proved reserves totaled 27,405 Mboe (83% oil). Our net daily production averaged 8,150 Boe in June 2000.


     East Bay is located 89 miles southeast of New Orleans near the mouth of the Mississippi River and contains producing wells onshore to water depths of approximately 85 feet. The field encompasses nearly 48 square miles and is comprised of three oil and natural gas fields, South Pass 24, 27 and 39. We are the operator of these fields and own an average 96.1% working interest. Our net revenue interest ranges from 82% to 86%. Our lease area covers 31,596 gross acres (30,370 net acres), of which 4,330 gross and net acres are under federal jurisdiction while 27,266 gross acres (26,040 net acres) are under the jurisdiction of the State of Louisiana.


     Production facilities related to the East Bay properties are located on the east bank of the Southwest Pass of the Mississippi River. The major onshore facilities consist of oil processing facilities with capacity for 30,000 Bbls per day, an oil storage tank battery, a produced water treatment facility, natural gas compression and dehydration facilities with a capacity of 200 Mmcf per day, living quarters, electric power generators, instrument air systems, sewage disposal, a boat maintenance shop and a loading dock. These facilities provide a centralized operations hub with additional capacity to support expanded production operations from this field or future acquisitions or joint arrangements in the area.


     As of July 2000, East Bay, which Shell discovered in 1949, includes 374 active wells and 26 major platforms which are still active. East Bay has produced over 671 Mmbls and 1,250 Bcf of natural gas, or 880 Mmboe, since discovery from over 107 geologic formations.


     Shell developed East Bay between 1949 and 1993 using conventional 2-D seismic and subsurface geological techniques. Production has been established from numerous Pliocene and Upper Miocene age geologic formations from depths of 1,000 to 14,000 feet, with very limited drilling below 14,000 feet. Shell acquired a proprietary 3-D seismic survey over the southern half of the field (South Pass 27 field) in 1993, shortly before the field was sold to Flores & Rucks, Inc. (now Ocean Energy). Ocean Energy acquired and processed a second proprietary 3-D seismic survey over the northern half of the field (South Pass 24 field) in 1996 and 1997. During this same time period, Western Geophysical acquired additional 3-D data in an area south of the field. Ocean Energy conducted drilling operations between 1994 and 1998, primarily on the southern South Pass 27 area, while they acquired and processed their new 3-D survey on South Pass 24 to the north. No new drilling was conducted after 1998.

     We are currently reprocessing the merged Western Geophysical and Ocean Energy 3-D surveys by applying new seismic velocity data and by using our licensed D3D seismic data technology. We believe that the resultant 3-D data set will allow improved structural and stratigraphic interpretation for upcoming drilling activity. We expect this effort will add additional low-risk multiple-pay drilling opportunities to our existing inventory, many possessing deeper exploratory objectives which can be tested at relatively low incremental capital cost, although we cannot assure you that any new opportunities will in fact be generated. We believe our geological, geophysical and production engineering staff will generate numerous new opportunities in the field as they assimilate and correlate the data we have amassed regarding the field.

     To assist us in East Bay field operations, we formed an alliance with Brown and Root Energy Services. Immediately upon assuming operatorship of the field, we and our alliance partner initiated a comprehensive evaluation of the production facilities, gas compression, water disposal, transportation, chemicals, materials and rentals. We expect this study to generate improvements in our production efficiency and reductions in our operating costs. A second alliance was formed with Cardinal Services to redesign gas lift in wells and increase production. Since assuming operations on April 1, 2000, we have already reduced the per barrel operating costs by 10% to $5.91 per Boe.

     Our management, technical and financial staff have many years of experience working in the Louisiana tax and regulatory environment. At East Bay, we have certified 626 qualifying wells with the Louisiana Office of Conservation as eligible for an exemption from state severance taxes for a period of up to five years. Current Louisiana state severance tax rates are 12.5% of value on oil and 9.7 cents per Mcf of natural gas, but are subject to change by the state. We will attempt to use many of these certified wells to deepen, sidetrack or workover in our ongoing exploitation and development program and thereby secure a five-year state severance tax exemption on future production from those wells. In addition, a state severance tax exemption also exists for new horizontal wells drilled. We plan to utilize this exemption, which lasts for a period of up to two years or until payout occurs (whichever is earlier), wherever horizontal drilling is planned. We believe the combination of these severance tax exemptions will increase the rate of return on our reactivation program at East Bay.


     THE GREATER BAY MARCHAND AREA

     We have completed four separate transactions which together cover most of the large Bay Marchand field. The Greater Bay Marchand area is located in state and federal waters off the coast of Louisiana. This area, encompassing nearly 100 square miles, is a massive salt dome complex productive from approximately 130 Pliocene and Upper Miocene age geologic formations from depths of 1,500 to 16,500 feet. The first successful well was drilled in 1949 and since then the area has recorded cumulative production of 894 Mmbls and 1,049 Bcf, or 1,069 Mmboe. Throughout the Greater Bay Marchand area, we are targeting multiple-objective development drilling opportunities with, wherever possible, untested or deeper potential reservoirs.

     The area was developed separately by Chevron to the north and Shell to the south using conventional 2-D seismic and subsurface geological techniques. Proprietary 3-D seismic surveys acquired by Chevron in 1988 and Shell in 1989 covered their respective portions of the field, and were two of the earliest attempts at 3-D field redevelopment in the shallow offshore Gulf of Mexico Shelf area.

     In mid-1998, we purchased Shell's portion of the field (South Timbalier 26) and then negotiated drill-to-earn agreements on Chevron's portion of the field. With the combination of these transactions, we became the first company to have full access to all data from both major oil companies over the entire Bay Marchand area. In addition to the Chevron and Shell 3-D seismic surveys, we have also acquired a portion of a 1997 Western Geophysical 3-D survey that overlaps and ties the two previous survey areas together. This third 3-D seismic survey has been reprocessed and interpreted using our licensed D3D seismic data technology, which has contributed to our drilling success. We believe we are the first company able to view the Greater Bay Marchand area structure in its entirety due to our combination of data from Chevron, Shell and Western. We believe that this ability to analyze this field in its entirety provides synergies in geology, geophysics, reservoir engineering and operations.

     South Timbalier 26. During the first half of 1998, we negotiated the purchase of a 100% working interest in the South Timbalier 26 field from Shell. We brought in Unocal as our partner in the transaction and, in June 1998, we completed the purchase. We acquired a 20% working interest in and operatorship of the field and Unocal acquired the remaining 80% working interest. At the effective time of purchase, our net share of proved reserves totaled 2.0 Mmbls and 5.3 Bcf, or 2.9 Mmboe. Our purchase price was $9.0 million.


     The field is located 72 miles south of New Orleans in federal water depths of 60 feet or less and comprises the extreme southern flank of the Greater Bay Marchand field area. There are five platform structures in use in the field, one for crew quarters and four for production with a total of 18 productive wells. The block covers 7.8 square miles and productive reservoirs range from 10,000 to 13,500 feet.


     Shell acquired the block, drilled its first successful well in 1965 and developed the field using conventional 2-D seismic and subsurface geological techniques. In 1989, Shell acquired a proprietary 3-D seismic survey, and only four wells were drilled after the survey was completed. In 1998, we worked closely with Shell and proposed a drill-to-earn agreement. When Shell management decided instead to sell the property, we were familiar with the field and were in a position to negotiate exclusively an acquisition of the property.

     Concurrent with our purchase of the field, we acquired a portion of a new Western Geophysical 3-D seismic survey covering South Timbalier 26 and portions of contiguous blocks. We reprocessed this survey using our licensed D3D seismic data technology. We combined this new data with existing seismic, subsurface and reservoir engineering information to help reduce risk in our drilling program.

     In March 2000, we acquired Unocal's 80% interest in South Timbalier 26. In April 2000, we sold to Vastar 50% of our working interest in South Timbalier 26. We continue to serve as operator and have created an area of mutual interest with Vastar in an area surrounding South Timbalier 26. These transactions were effective January 1, 2000. As of January 1, 2000, giving effect to our acquisition of Unocal's interest and the sale of half of our interest to Vastar, our share of proved reserves at South Timbalier 26 totaled 5,483 Mboe (67% oil).


     Concurrent with the acquisition of South Timbalier 26, we formed a strategic alliance with Production Management Companies. We conducted a detailed evaluation of the field's production and other platform facilities and implemented a series of improvements. Concurrently, we initiated a number of lease operating cost reduction measures. These measures enabled us to lower our average lease operating costs per Boe by 22% to $5.15 from $6.63 prior to our acquisition of the property.



     During 1998 and 1999, we invested a total of $5.2 million at South Timbalier 26 in the drilling of three wells, all of which were successful, and the workover or recompletion of nine wells, eight of which were successful. The combination of these activities increased our net proved reserves by 986 Mboe and increased our net production from an average of 415 Boe per day at the time the property was acquired to an average of 640 Boe per day in December 1999.


     At South Timbalier 26 during the first six months of 2000, we have invested a total of $5.4 million in the drilling or sidetracking of three wells, two of which were successful, and the workover or recompletion of five wells, all of which were successful. As a result of these activities and our larger interest in the field, we increased our net average production to 1,670 Boe per day in June 2000.


     Bay Marchand Drill-to-Earn Agreements with Chevron. In August 1998, we entered into a drill-to-earn agreement with Chevron covering their federal outer continental shelf acreage in the Bay Marchand field. This 30-square mile area comprises the east flank and part of the south flank of the field. This portion of the field is about 60 miles south of New Orleans in approximately 50 feet of water. It was developed by Chevron from 1949 to 1988 using conventional 2-D seismic and subsurface geological techniques, and after 1988, using a proprietary 3-D seismic survey. Chevron owns 49 platforms and, as of June 2000, 52 productive wells in this area of the field. Our South Timbalier 26 field is adjacent to the southern border of this Chevron property.



     We own a 30% gross working interest in the drill-to-earn agreement, with the working interest in a particular operation contingent upon the nature of the operation, its success and the price of oil at the time the operation is commenced. To date, our well cost participation has ranged from 22.5% to 60%; our working interest from 19.1% to 45%; and our net revenue interest from 15.6% to 36.7% (before payout). We are the operator of the drilling and completion of wells under our program and Chevron serves as operator of production operations. Our agreement provides for the drilling of additional wells on a continuing basis for a three-year term. Based on our results to date, we have begun discussing an extension of the agreement with Chevron.



     In May 2000, we expanded our presence in Bay Marchand by executing a separate drill-to-earn agreement with Chevron covering their Louisiana state Shelf acreage. This approximately 50-square mile area comprises the north flank and the shallow crest of the Greater Bay Marchand field. This portion of the field is about 55 miles south of New Orleans in water depths up to approximately 50 feet and was developed by Chevron similarly to the federal outer continental shelf acreage. Our successful performance on Chevron's adjacent federal outer continental shelf portion of the field led to this subsequent agreement covering the state lease portion. Chevron owns over 50 platforms and 35 productive wells in this area of the field.

     We are the operator of the drilling and completion of wells covered under this program and own an 80% gross working interest in the drill-to-earn agreement. To date, our well cost participation has ranged from 16.7% to 40%; our working interest from 12.5% to 34%; and our net revenue interest from 10.3% to 28.1% (before payout). Chevron serves as operator of production operations. Our agreement in the area provides for an initial two-well drilling commitment, an option to propose an additional six-well program and the possible extension of the agreement for an additional year of drilling with our mutual written consent.


     By virtue of our agreements with Chevron, we have access to Chevron's Bay Marchand personnel and data, including 3-D seismic, well logs, test and production information. By evaluating this data, we have identified numerous opportunities for reestablishing production from inactive wells and enhancing production from existing wells. We have from time to time participated in wells proposed by Chevron at Bay Marchand outside of our existing drill-to-earn program on favorable terms. A majority of the opportunities we are pursuing under these agreements are low-risk recompletion operations and sidetracks of existing wells.

     From inception of our drill-to-earn program with Chevron at Bay Marchand through December 1999, we invested a total of $9.4 million in drilling or sidetracking a total of five wells, four of which were successful, as well as the workover or recompletion of nine wells, five of which were successful. Our Bay Marchand drilling and workover program added net reserves of 1,301 Mboe and increased our net production at Bay Marchand to an average of 339 Boe per day in December 1999.

     As of January 1, 2000, our share of proved reserves at Bay Marchand totaled 1,411 Mboe (83% oil).

     At Bay Marchand during the first six months of 2000, we invested a total of $8.7 million in the drilling or sidetracking of ten wells, all of which were successful, and the workover or recompletion of four wells, two of which were successful. As a result of these activities, we increased our production to an average of 785 Boe per day in June 2000. To date, we have generated $3.9 million in revenues from these drill-to-earn programs and they currently account for 7% of our daily production.


     South Timbalier 22, 23 and 27. In October 1999, we acquired a 12.5% working interest in South Timbalier 22, the south half of South Timbalier 23 and the northeast quarter of South Timbalier 27 for $1.4 million. Our average net production from this property in December 1999 was 151 Boe per day. Our share of proved reserves as of January 1, 2000 totaled 383 Mboe (67% oil).


     We recently exercised a preemptive right to purchase an additional 14.5% working interest from Texaco effective January 1, 2000 in a transaction that closed in September 2000. Our purchase price for this interest totaled $2.2 million, net of closing adjustments reflecting net cash flow generated from January 1, 2000, through the date of closing. The proved reserves associated with this increased interest in the field, which totaled 473 Mboe as of January 1, 2000 (71% oil), have not been included in the NSAI reserve reports as of January 1, 2000 or July 1, 2000.

     This 13.6-square mile area is approximately 65 miles south of New Orleans in approximately 50 feet of water. This property represents the south and southwest flanks of the Greater Bay Marchand area. Chevron is the operator of these properties and owns five platforms and 14 productive wells in this area. We purchased these interests because they overlap the southern Chevron federal outer continental shelf Bay Marchand acreage and adjoin both the Chevron and South Timbalier 26 acreage to the west. Strategically, this enabled us to increase our interest in existing and future wells on a portion of Chevron's block. We own 3-D seismic surveys covering these properties.

     MAIN PASS 122/133


     In June 1998, we commenced our first drill-to-earn program with Chevron covering Main Pass 122/133. It was a four-well drilling commitment. Under the terms of the agreement, we retained 100% of Chevron's working interest in the wells (Chevron's interests were 100% in two wells and 69% in the other two wells). We are entitled to recoup our investment plus a specified return through 75% of the production stream. Chevron is responsible for lease operating costs out of their retained 25% production interest. Following payout, which has not yet occurred, our interest will decrease to 1%. We have completed our four well commitment with a total investment of $16.5 million with cumulative revenues of $5.7 million at June 30, 2000. As of June 2000, Main Pass 122/133 accounted for approximately 4% of our daily production.

     We undertook this limited drilling program at Main Pass to establish ourselves as a successful operator in the Gulf of Mexico and qualify us before the Minerals Management Service of the United States Department of the Interior ("MMS") and other regulatory agencies. We also believed it would provide us with the operating history and track record to negotiate additional drill-to-earn agreements and acquisitions.

     All four wells under our agreement were successfully drilled during 1998 and encountered multiple reservoirs. We have completed this drill-to-earn program and do not expect any further drilling activity in this field. Chevron currently operates all of the wells. Our net production averaged 453 Boe per day in December 1999.

     Proved reserves associated with our interest in these wells totaled 792 Mboe as of January 1, 2000 (27% oil). Our net daily production from these wells averaged 480 Boe in June 2000.

OUR OPERATIONAL RESULTS FROM INCEPTION THROUGH DECEMBER 31, 1999

     From our inception through December 31, 1999, we invested $10.5 million for proved reserve acquisitions of 3.3 Mmboe in the Greater Bay Marchand area, which includes South Timbalier 22, 23, 26 and 27. In addition, we invested an aggregate of $33.4 million in drilling, completion and workover activities and $1.2 million in facilities improvements. We completed 11 successful wells or sidetracks of existing wells, and 13 successful workovers and recompletions. Those activities resulted in the addition of 3.3 Mmboe of new proved reserves. Our total net production grew to an average of 1,583 Boe per day in December 1999 from inception.

OUR YEAR-TO-DATE INVESTMENT ACTIVITIES

     From January 1 through June 30, 2000, we invested a total of $14.7 million in drilling, completion and workover activities on our existing properties. We completed 12 successful wells or sidetracks of existing wells, and seven successful workovers and recompletions. We estimate that these investments resulted in the addition of 1,236 Mboe of new proved reserves and the reclassification of 2,077 Mboe to proved developed producing from the proved developed non-producing and proved undeveloped reserve categories.


     In addition, we completed the East Bay and South Timbalier 26 acquisitions in March 2000. Net of the effect of our subsequent sale of 50% of our working interest in South Timbalier 26 and estimated operating cash flow during the first quarter from the interests acquired, we invested a total of $80.6 million on these strategic purchases. We added net proved reserves related to these acquisitions of 23.1 Mmbls and 30.3 Bcf, or 28.2 Mmboe, as of March 31, 2000.


     We increased our total net production from 1,583 Boe per day in December 1999 to 11,200 Boe per day during the month of June 2000, reflecting the combined results of our drilling and acquisition programs.

OUR FUTURE PLANNED INVESTMENT PROJECTS

     We believe we have an inventory of future exploitation, development and exploration projects on our existing properties that will allow us to increase reserves and production for at least the next three years.

     For the last six months of 2000, we have budgeted $41.5 million for drilling and workovers and $2.5 million for compressor upgrades. We currently have over 91 projects scheduled, including 72 workovers and recompletions and 19 new wells or sidetracks of existing wells.

     At East Bay, our initial investment program is aimed at increasing production and improving operating efficiency. For the last six months of 2000, we have budgeted $20.4 million for a total of 67 projects, which includes 40 workovers, 24 recompletions and three new drilling opportunities. Over the next 24 months, we expect to invest $10.0 million to upgrade the field's compression facilities with the goal of increasing natural gas sales capacity by 50.0 Mmcf per day while reducing fuel consumption by 10% to 15%. We have budgeted $2.5 million for the first phase of compression upgrades for the last six months of 2000.

     Substantially all of this year's scheduled well work at East Bay is focused on developing proved undeveloped reserves and bringing proved developed non-producing reserves onstream. As a consequence, our finding and development costs per barrel equivalent will be substantially higher at East Bay than elsewhere in our operations where we are targeting new reserve additions as well as development of proved undeveloped reserves.

     At the Greater Bay Marchand area, which includes South Timbalier 22, 23, 26 and 27 and our drill-to-earn programs with Chevron, we have budgeted approximately $21.1 million for the last six months of 2000 for a total of 24 projects, which includes eight workovers and recompletions and 16 new wells or sidetracks of existing wells.

     For 2001 and 2002, we estimate capital expenditures of approximately $134.0 million. We plan to invest approximately $39.1 million on 88 identified workovers and recompletions, with 83 at East Bay and five at the Greater Bay Marchand area. In addition, we estimate approximately $94.9 million in expenditures for 74 new wells or sidetracks, with 22 at East Bay and 52 at the Greater Bay Marchand area. Expected facility improvements include approximately $7.5 million for the gas compression project at East Bay.

     Although we expect to complete the projects discussed above, there can be no assurance that these operations will be conducted or successful. Please read "Risk Factors" for a discussion of some factors that may affect the timing of drilling.

OIL AND NATURAL GAS RESERVES

     The following table presents our estimated net proved oil and natural gas reserves and the present value of our reserves at January 1, 2000, based on a reserve report prepared by Netherland, Sewell. Appendix A to this prospectus contains a letter prepared by Netherland, Sewell summarizing the reserve report. The present values, discounted at 10% per annum, of estimated future net cash flows before income taxes shown in the table are not intended to represent the current market value of the estimated oil and natural gas reserves we own.

     The present value of future net cash flows before income tax as of January 1, 2000 was determined by using the December 31, 1999 prices of $2.33 per Mmbtu of natural gas and $25.60 per Bbl of oil, adjusted by lease for energy content, transportation fees and regional price differentials.

                                                 NET RESERVES              FUTURE NET REVENUE
                                           ------------------------   ----------------------------
                                              OIL           GAS                      PRESENT WORTH
CATEGORY                                     (BBLS)        (MCF)         TOTAL          AT 10%
--------                                   ----------   -----------   ------------   -------------
Proved Developed:
  Producing.............................   16,999,350    1,259,888    $109,261,400   $113,795,300
  Non-Producing.........................    7,991,757   31,215,870     162,343,200    111,677,000
Proved Undeveloped......................    3,049,084   12,127,491      54,811,400     33,053,100
                                           ----------   ----------    ------------   ------------
          Total Proved..................   28,040,191   44,603,249    $326,416,000   $258,525,400
                                           ==========   ==========    ============   ============


     Based on a reserve report prepared by Netherland, Sewell as of July 1, 2000, our net proved oil reserves totaled 27,782,254 Bbls and our net proved natural gas reserves totaled 41,666,197 Mcf. The present value of future net cash flows before income tax totaled $419.4 million and the standardized measure of discounted future net cash flows relating to the reserves totaled $302.3 million. These amounts were determined using June 30, 2000 prices of $4.48 per Mmbtu of natural gas and $32.50 per Bbl of oil, adjusted by lease for energy content, transportation fees and regional price differentials. As of June 30, 2000, we had contracts maturing monthly through May 2000 covering the sale of 2,153,000 barrels of crude oil at an average price of $23.86 per barrel. This quantity represents 53% of the oil production estimated by Netherland, Sewell over this period and 8% of our total estimated oil reserves as of July 1, 2000. The estimated impact of these forward sales on the present worth of future net revenue as calculated by Netherland, Sewell as of July 1, 2000 is a reduction of $17.7 million. The impact on the standardized measure is estimated to be a reduction of $11.2 million.


PRODUCTIVE WELLS

     The following table sets forth the number of productive oil and natural gas wells in which we owned an interest as of June 30, 2000:

                                                                 TOTAL
                                                              PRODUCTIVE
                                                                 WELLS
                                                              -----------
                                                              GROSS   NET
                                                              -----   ---
Oil.........................................................   382    350
Natural gas.................................................    38     37
                                                               ---    ---
          Total.............................................   420    387
                                                               ===    ===

     Productive wells consist of producing wells and wells capable of production, including oil wells awaiting connection to production facilities and natural gas wells awaiting pipeline connections to commence deliveries.

ACREAGE

     The following table sets forth information as of June 30, 2000 relating to acreage held by us. Developed acreage is assigned to producing wells. We have no undeveloped acreage positions at this time.

                                                               GROSS      NET
                                                              ACREAGE   ACREAGE
                                                              -------   -------
Developed:
  East Bay..................................................  31,596    30,370
  Greater Bay Marchand Area:
     Bay Marchand...........................................     520       153
     South Timbalier 26.....................................   5,000     2,500
     South Timbalier 22, 23 and 27..........................   8,750     1,094
  Main Pass 122/133.........................................     312       163
                                                              ------    ------
          Total.............................................  46,178    34,280
                                                              ======    ======

WELL ACTIVITY

     The following table shows our well activity for the six months ended June 30, 2000, the period ended December 31, 1998 and the year ended December 31, 1999. In the table, "gross" refers to the total wells in which we have a working interest and "net" refers to gross wells multiplied by our working interest in these wells.

                                   JANUARY 29, 1998
                                    (INCEPTION) TO         YEAR ENDED       SIX MONTHS ENDED
                                  DECEMBER 31, 1998    DECEMBER 31, 1999     JUNE 30, 2000
                                  ------------------   ------------------   ----------------
                                  GROSS         NET    GROSS         NET    GROSS        NET
                                  ------        ----   ------        ----   -----        ---
Development Wells:
  Productive....................   6.0          4.0     4.0          0.9    12.0         4.9
  Non-Productive................     -            -       -            -       -           -
                                   ---          ---     ---          ---    ----         ---
          Total.................   6.0          4.0     4.0          0.9    12.0         4.9
Exploration Wells:
  Productive....................     -            -     1.0          0.3       -           -
  Non-Productive................     -            -     1.0          0.3     1.0         0.3
                                   ---          ---     ---          ---    ----         ---
          Total.................     -            -     2.0          0.6     1.0         0.3

PRODUCTION

     The following table presents a summary of our average production data per day:

                                                                                                           PRO FORMA
                                    JANUARY 29, 1998                                      SIX MONTHS      SIX MONTHS
                                     (INCEPTION) TO         YEAR ENDED       PRO FORMA       ENDED           ENDED
                                  DECEMBER 31, 1998(1)   DECEMBER 31, 1999     1999      JUNE 30, 2000   JUNE 30, 2000
                                  --------------------   -----------------   ---------   -------------   -------------
Daily Production Data:
  Oil (Bbls)....................            534                1,051           10,457        5,303            9,724
  Natural gas (Mcf).............          1,311                2,277           20,356        8,127           15,826
  Oil equivalents (Boe).........            753                1,431           13,850        6,658           12,362
Average Realized Sales Prices:
  Oil (per Bbl).................         $13.21               $17.39          $ 16.79       $25.70          $ 26.61
  Natural gas (per Mcf).........           2.20                 2.17             1.93         3.52             3.21
  Oil equivalents (per Boe).....          13.18                16.22            15.52        24.76            25.04

---------------

(1) Daily production data is calculated based on 182 days of operations in 1998.

USE OF D3D TECHNOLOGY

     To assist us in reducing the dry hole risk associated with our drilling program, we are using a new patented 3-D seismic process. We hold a perpetual license to use the Diagnostic Three-Dimensional Seismic Process (D3D), patented by Louis E. Willhoit, Jr., our vice-president of geophysics, in our oil and natural gas activities. D3D is a 3-D seismic acquisition, processing and evaluation method designed to enhance high-resolution imaging of potential oil and natural gas reservoirs. Using visualization software analogous to that used by the medical industry for magnetic resonance imaging and CAT scans, the process focuses on subsurface 3-D acoustic impedance volumes or objects such as reservoirs within geologic strata as opposed to interfaces between geologic strata. When used in combination with conventional 3-D seismic, wellbore and production data, we believe D3D offers improved subsurface structural and stratigraphic interpretation, and may, in some cases, help to act as a predictor of hydrocarbons. We plan to continue using this new process at both the East Bay field and the Greater Bay Marchand area.

MARKETING

     We market substantially all of the oil and natural gas from properties we operate and from properties others operate where our interest is significant. A majority of oil production from the East Bay field is sold under a contract with Equiva Trading Company expiring June 2003 and assumed under the East Bay field purchase agreement with Ocean Energy. Our oil, condensate and natural gas production is sold to a variety of purchasers, typically at market-sensitive prices. Our purchasers of oil and condensate include Chevron, Shell, Williams Energy Marketing & Trading Company and Williams-Gulfmark Energy Company. Currently, most of our natural gas production is sold to Duke Energy Trading and Marketing, L.L.C. We believe that the prices for liquids and natural gas are comparable to market prices in the areas where we have production. We also have natural gas processing agreements for our production at our Bay Marchand and East Bay fields with Dynegy Midstream Services, L.P. and Enterprise Gas Processing, L.L.C.

     Due to the nature of the markets for oil and natural gas, we do not believe that the loss of any one of these customers would have a material adverse effect on our financial condition or results of operation.

TITLE TO PROPERTIES

     Our properties are subject to customary royalty interests, liens under indebtedness, liens incident to operating agreements, liens for current taxes and other burdens, including other mineral encumbrances and restrictions. We do not believe that any of these burdens materially interferes with the use of our properties in the operation of our business.

     We believe that we have satisfactory title to or rights in all of our producing properties. As is customary in the oil and natural gas industry, minimal investigation of title is made at the time of acquisition of undeveloped properties. We investigate title and obtain title opinions from counsel only before commencement of drilling operations. We believe that title issues generally are not as likely to arise on offshore oil and natural gas properties as on onshore properties.

COMPETITION

     We operate in a highly competitive environment for acquiring oil and natural gas properties, marketing oil and natural gas and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in Gulf of Mexico activities. Those companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional prospects and to discover reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. We cannot assure you that we will be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.

REGULATION

     REGULATION OF TRANSPORTATION AND SALE OF NATURAL GAS

     The Federal Energy Regulatory Commission ("FERC"), pursuant to the Natural Gas Act and the Natural Gas Policy Act, regulates interstate natural gas pipeline transportation rates and service conditions, both of which affect the marketing of natural gas we produce, as well as the revenues received for sales of such natural gas. Since the latter part of 1985, the FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open and non-discriminatory basis. The FERC has stated that open access policies are necessary to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that will put natural gas sellers into more direct contractual relations with natural gas buyers by, among other things, unbundling the sale of natural gas from the sale of transportation and storage services. Beginning in 1992, FERC issued Order No. 636 and a series of related orders to implement its open access policies. As a result of the Order No. 636 program, the marketing and pricing of natural gas has been significantly altered. The interstate pipelines' traditional role as wholesalers of natural gas has been terminated and replaced by a structure under which pipelines provide transportation and storage service on an open basis to others who buy and sell natural gas. Although the FERC's orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry.

     The courts have largely affirmed the significant features of Order No. 636 and the numerous related orders pertaining to individual pipelines. However, FERC continues to review and modify its regulations regarding the transportation of natural gas. For example, FERC recently issued Order Nos. 637 and 637-A which, among other things, (i) lift the cost-based cap on pipeline transportation rates in the capacity release market until September 30, 2002, for releases of pipeline capacity of less than one year, (ii) require pipelines to provide shippers with more opportunities to use capacity for which they pay by increasing rights to capacity segmentation and equalizing nomination procedures, (iii) permit pipelines to charge different maximum, cost-based rates for peak and off-peak periods and for different contract terms, (iv) permit, but do not mandate, auctions for pipeline capacity, (v) require pipelines to implement imbalance management services and to permit third-parties to provide such services in competition with the pipeline's own service, (vi) restrict the ability of pipelines to impose penalties for imbalances, overruns and non-compliance with operational flow orders, and (vii) implement a number of new pipeline reporting requirements intended to increase transparency in the market. In addition, FERC recently implemented new regulations governing the procedure for obtaining authorization to construct new pipeline facilities and has issued a policy statement establishing a presumption in favor of requiring owners of new pipeline facilities to charge rates based solely on the costs associated with such new pipeline facilities.

     The Outer Continental Shelf Lands Act ("OCSLA"), which FERC implements as to transportation and pipeline issues, requires that all pipelines operating on or across the outer continental shelf provide open-access, non-discriminatory service. FERC recently issued Order No. 639, requiring that virtually all non-proprietary pipeline transporters of natural gas on the outer continental shelf report information on their affiliations, rates and conditions of service. Among FERC's purposes in issuing such rules was the desire to increase transparency in the market to provide producers and shippers on the outer continental shelf with greater assurance of open-access services on pipelines located on the outer continental shelf and non-discriminatory rates and conditions of service on such pipelines.

     We cannot accurately predict whether the FERC's actions will achieve the goal of increasing competition in markets in which our natural gas is sold. Additional proposals and proceedings that might affect the natural gas industry are pending before FERC and the courts. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by FERC will continue. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers, gatherers and marketers.

     Intrastate natural gas transportation is subject to regulation by state regulatory agencies. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will affect equally all intrastate natural gas shippers within the state, we believe that the regulation of intrastate natural gas transportation in any states in which we operate and ship natural gas on an intrastate basis will not affect our operations any differently than those of our competitors.

     REGULATION OF TRANSPORTATION OF OIL

     The transportation of oil in common carrier pipelines is also subject to rate regulation. FERC regulates interstate oil pipeline transportation rates under the Interstate Commerce Act. In general interstate oil pipeline rates must be cost-based, although settlement rates agreed to by all shippers are permitted and market-based rates may be permitted in certain circumstances. Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all shippers, we believe that the regulation of oil transportation rates will not affect our operations any differently than those of our competitors.

     Further, interstate and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Under this open access standard, common carriers must offer service to all shippers requesting service on the same terms and under the same rates. When oil pipelines operate at full capacity, access is governed by prorationing provisions set forth in the pipelines' published tariffs. Accordingly, we believe that access to oil pipeline transportation services generally will be available to us to the same extent as to our competitors.


     Our subsidiary, EPL Pipeline, L.L.C., owns an interest in approximately 12-mile oil pipeline which transports oil produced from South Timbalier 26 on the Gulf of Mexico Shelf to Bayou Forchon, Louisiana. Production transported on this pipeline includes oil produced by us and the pipeline's co-owner, Vastar. EPL Pipeline, L.L.C. has on file with the Louisiana Public Service Commission a tariff for this transportation service and offers non-discriminatory transportation for any willing shipper.


     REGULATION OF PRODUCTION

     The production of oil and natural gas is subject to regulation under a wide range of state and federal statutes, rules, orders and regulations. Federal, state and local statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. Most states in which we own and operate properties have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and natural gas wells and the regulation of the spacing, plugging and abandonment of wells. Many states also restrict production to the market demand for oil and natural gas, and several states have indicated interest in revising applicable regulations. The effect of these regulations is to limit the amount of oil and natural gas that we can produce from our wells and to limit the number of wells or the locations at which we can drill. Moreover, each state generally imposes a production or severance tax with respect to production and sale of oil, natural gas and natural gas liquids within its jurisdiction.

     Some of our offshore operations are conducted on federal leases that are administered by the MMS and are required to comply with the regulations and orders promulgated by MMS. Among other things, we would be required to obtain prior MMS approval for any exploration plans we pursued and our development and production plans for these leases. The MMS regulations also establish construction requirements for production facilities located on our federal offshore leases and govern the plugging and abandonment of wells and the removal of production facilities from these leases. Under limited circumstances, the MMS could require us to suspend or terminate our operations on a federal lease.

     MMS also establishes the basis for royalty payments due under federal oil and natural gas leases through regulations issued under applicable statutory authority. State regulatory authorities establish similar standards for royalty due under state oil and natural gas leases. The basis for royalty established by MMS and the state regulatory authorities is generally applicable to all oil and natural gas lessees. Accordingly, we believe that the impact of royalty regulation on our operations should generally be the same as the impact on our competitors.

     The failure to comply with these rules and regulations can result in substantial penalties. The regulatory burden on the oil and natural gas industry increases our cost of doing business and, consequently, affects our profitability. However, our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations.

ENVIRONMENTAL REGULATIONS

     General. Various federal, state and local laws and regulations governing the discharge of materials into the environment, or otherwise relating to the protection of the environment, affect our operations and costs. In particular, our exploration, development and production operations, our activities in connection with storage and transportation of oil and other liquid hydrocarbons and our use of facilities for treating, processing or otherwise handling hydrocarbons and related wastes are subject to stringent environment regulation. As with the industry generally, compliance with existing regulations increases our overall cost of business. The areas affected include:

     - unit production expenses primarily related to the control and limitation of air emissions and the disposal of produced water;

     - capital costs to drill exploration and development wells resulting from expenses primarily related to the management and disposal of drilling fluids and other oil and natural gas exploration wastes; and

     - capital costs to construct, maintain and upgrade equipment and facilities.

     Superfund. The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), also known as "Superfund," imposes liability for response costs and damages to natural resources, without regard to fault or the legality of the original act, on some classes of persons that contributed to the release of a "hazardous substance" into the environment. These persons include the "owner" or "operator" of the site and companies that disposed or arranged for the disposal of the hazardous substances found at the site. CERCLA also authorizes the Environmental Protection Agency ("EPA") and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In the course of our ordinary operations, we may generate waste that may fall within CERCLA's definition of a "hazardous substance." We may be jointly and severally liable under CERCLA or comparable state statutes for all or part of the costs required to clean up sites at which these wastes have been disposed.

     We currently own or lease, and have in the past owned or leased, numerous properties that for many years have been used for the exploration and production of oil and natural gas. Although we have used operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed or released on, under or from the properties owned or leased by us or on, under or from other locations where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose actions with respect to the treatment and disposal or release of hydrocarbons or other wastes were not under our control. These properties and wastes disposed on these properties may be subject to CERCLA and analogous state laws. Under these laws, we could be required:

     - to remove or remediate previously disposed wastes, including wastes disposed or released by prior owners or operators;

     - to clean up contaminated property, including contaminated groundwater; or

     - to perform remedial operations to prevent future contamination.


     At this time, we do not believe that we are associated with any Superfund site and we are unaware of any liability under CERCLA for any costs and damages resulting from hazardous substances released into the environment.


     Oil Pollution Act of 1990. The Oil Pollution Act of 1990 (the "OPA") and regulations thereunder impose liability on "responsible parties" for damages resulting from oil spills into or upon navigable waters, adjoining shorelines or in the exclusive economic zone of the United States. Liability under the OPA is strict, joint and several and potentially unlimited. A "responsible party" includes the owner or operator of an onshore facility and the lessee or permittee of the area in which an offshore facility is located. The OPA also requires the lessee or permittee of the offshore area in which a covered offshore facility is located to establish and maintain evidence of financial responsibility in the amount of $35.0 million ($10.0 million if the offshore facility is located landward of the seaward boundary of a state) to cover liabilities related to an oil spill for which such person is statutorily responsible. The amount of required financial responsibility may be increased above the minimum amounts to an amount not exceeding $150.0 million depending on the risk represented by the quantity or quality of oil that is handled by the facility. We carry insurance coverage we believe is customary for comparable companies in our industry. The MMS has promulgated regulations that implement the financial responsibility requirements of the OPA. A failure to comply with the OPA's requirements or inadequate cooperation during a spill response action may subject a responsible party to civil or criminal enforcement actions. We are not aware of any action or event that would subject us to liability under the OPA, and we believe that compliance with the OPA's financial responsibility and other operating requirements will not have a material adverse effect on us.

     Clean Water Act. The Federal Water Pollution Control Act of 1972, as amended (the "Clean Water Act"), imposes restrictions and controls on the discharge of produced waters and other oil and natural gas wastes into navigable waters. These controls have become more stringent over the years, and it is possible that additional restrictions will be imposed in the future. Permits must be obtained to discharge pollutants into state and federal waters. Certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System program prohibit the discharge of produced waters and sand, drilling fluids, drill cuttings and certain other substances related to the oil and natural gas industry into certain coastal and offshore water. The Clean Water Act provides for civil, criminal and administrative penalties for unauthorized discharges for oil and other hazardous substances and imposes liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release. Comparable state statutes impose liabilities and authorize penalties in the case of an unauthorized discharge of petroleum or its derivatives, or other hazardous substances, into state waters. We believe that our operations comply in all material respects with the requirements of the Clean Water Act and state statutes enacted to control water pollution.

     Resources Conservation Recovery Act. The Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), is the principle federal statute governing the treatment, storage and disposal of hazardous wastes. RCRA imposes stringent operating requirements, and liability for failure to meet such requirements, on a person who is either a "generator" or "transporter" of hazardous waste or an "owner" or "operator" of a hazardous waste treatment, storage or disposal facility. At present, RCRA includes a statutory exemption that allows most oil and natural gas exploration and production waste to be classified as nonhazardous waste. A similar exemption is contained in many of the state counterparts to RCRA. As a result, we are not required to comply with a substantial portion of RCRA's requirements because our operations generate minimal quantities of hazardous wastes. At various times in the past, proposals have been made to amend RCRA to rescind the exemption that excludes oil and natural gas exploration and production wastes from regulation as hazardous waste. Repeal or modification of the exemption by administrative, legislative or judicial process, or modification of similar exemptions in applicable state statutes, would increase the volume of hazardous waste we are required to manage and dispose of and would cause us to incur increased operating expenses.

     Marine Protected Areas. Executive Order 13158, issued on May 26, 2000, directs federal agencies to safeguard existing Marine Protected Areas ("MPAs") in the United States and establish new MPAs. The order requires federal agencies to avoid harm to MPAs to the extent permitted by law and to the maximum extent practicable. It also directs the EPA to propose new regulations under the Clean Water Act to ensure appropriate levels of protection for the marine environment. Although at this time we cannot accurately assess the order's impact, it has the potential to adversely affect our operations by restricting areas in which we may carry out future development and exploration projects and/or causing us to incur increased operating expenses.

     Consideration of Environmental Issues in Connection with Governmental Approvals. Our operations frequently require licenses, permits and/or other governmental approvals. Several federal statutes, including the OCSLA, the National Environmental Policy Act ("NEPA"), and the Coastal Zone Management Act ("CZMA") require federal agencies to evaluate environmental issues in connection with granting such approvals and/or taking other major agency actions. OCSLA, for instance, requires the U.S. Department of Interior ("DOI") to evaluate whether certain proposed activities would cause serious harm or damage to the marine, coastal or human environment. Similarly, NEPA requires DOI and other federal agencies to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency would have to prepare an environmental assessment and, potentially, an environmental impact statement. CZMA, on the other hand, aids states in developing a coastal management program to protect the coastal environment from growing demands associated with various uses, including offshore oil and natural gas development. In obtaining various approvals from the DOI, we must certify that we will conduct our activities in a manner consistent with an applicable program.

     Lead-Based Paints. Various pieces of equipment and structures owned by us have been coated with lead-based paints as was customary in the industry at the time these pieces of equipment were fabricated and constructed. These paints, in all probability, contain lead at a concentration high enough to be considered a regulated hazardous waste when removed. If we need to remove such paints in connection with maintenance or other activities, their status as a regulated hazardous waste will increase the cost of disposal. High lead levels in the paint might also require us to institute certain administrative and/or engineering controls required by the Occupational Safety and Health Act to ensure worker safety during paint removal.

     Air Pollution Control. The Clean Air Act and state air pollution laws adopted to fulfill its mandates provide a framework for national, state and local efforts to protect air quality. Our operations utilize equipment that emits air pollutants subject to federal and state air pollution control laws. These laws require utilization of air emissions abatement equipment to achieve prescribed emissions limitations and ambient air quality standards, as well as operating permits for existing equipment and construction permits for new and modified equipment.

     Air Permit at East Bay. In July 2000, we notified the Louisiana Department of Environmental Quality ("DEQ") of our discovery of a potential non-compliance with certain air emission requirements contained in an air permit issued for the East Bay Central Field Facility. The air permit was issued to the previous owner in 1997 and transferred to us when we acquired the East Bay field in April 2000.

     Following meetings with DEQ, we received an Environmental Compliance Order authorizing us to seek a modification of the permit which, among other things, would allow us to achieve compliance with the permit's air emission requirements within 18 months of approval of the permit modification. Non-compliance with the air permit is potentially subject to civil penalties. Under the Environmental Compliance Order, we have agreed to install control technology that will be designed to achieve compliance with the existing permit. Most of the costs associated with achieving compliance with the relevant emissions standards were already incorporated in our budget as part of our production plans for the field and are, therefore, not expected to have a material adverse impact on our financial condition or results of operations. Based on available information, we do not believe that our operations will be adversely affected by the ongoing permit and enforcement proceedings.

     Naturally Occurring Radioactive Materials (NORM). NORM are materials not covered by the Atomic Energy Act, whose radioactivity is enhanced by technological processing such as mineral extraction or processing through exploration and production conducted by the oil and gas industry. NORM wastes are regulated under the RCRA framework, but primary responsibility for NORM regulation has been a state function. Standards have been developed for worker protection; treatment, storage and disposal of NORM waste; management of waste piles, containers and tanks; and limitations upon the release of NORM contaminated land for unrestricted use. We believe that our operations are in compliance with all applicable NORM standards established by the State of Louisiana.

     Safe Drinking Water Act. Underground injection is the subsurface placement of fluid through a well or dug-hole whose depth is greater than its width. It can include placement through the reinjection of brine from oil and gas production. The Safe Drinking Water Act established a regulatory framework for underground injection, with the main goal being the protection of usable aquifers. The primary objective of injection well operating requirements is to ensure the mechanical integrity of the injection apparatus and to prevent migration of fluids from the injection zone into underground sources of drinking water. Hazardous waste injection well operations are strictly controlled, and certain wastes, absent an exemption cannot be injected into underground injection control wells. In Louisiana, no underground injection may take place except as authorized by permit or rule. We currently own and operate various underground injection wells. Failure to abide by our permits could subject us to civil and/or criminal enforcement. We believe that we are in compliance in all material respects with all applicable requirements of the state underground injection control program and our permits.

EMPLOYEES

     As of June 30, 2000, we had approximately 106 full-time employees, including 22 geoscientists and engineers and 64 field personnel. Our employees are not represented by any labor union. We consider relations with our employees to be satisfactory. We have never experienced a work stoppage or strike.

LEGAL PROCEEDINGS

     In the ordinary course of business, we are a claimant or a defendant in various legal proceedings. We do not consider our exposure in these proceedings, individually or in the aggregate, to be material.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY PERSONNEL


     The following table sets forth certain information regarding our directors, executive officers and other key personnel as of October 15, 2000. There are no family relationships among any of our directors, executive officers and other key personnel.



NAME                                    AGE                  POSITION
----                                    ---                  --------
Richard A. Bachmann...................  55    Chairman, President and Chief
                                              Executive Officer
Suzanne V. Baer.......................  53    Vice President, Finance and
                                              Administration, and Chief Financial
                                                Officer
Clinton W. Coldren....................  45    Vice President, Bay Marchand Business
                                                Unit
Wayne A. Greenwalt....................  52    Vice President, East Bay Business Unit
John H. McCandless....................  52    Vice President, Geology
Donald A. Olson.......................  54    Vice President, Environmental Affairs,
                                                Reserves and Acquisitions
James E. Orth.........................  48    Vice President, Production and
                                              Operations
Kenneth P. Smith......................  50    Treasurer
Jean M. Stallard......................  38    Vice President, Assistant General
                                              Counsel
Maureen O'Connor Sullivan.............  51    Vice President, General Counsel and
                                                Corporate Secretary
L. Keith Vincent......................  45    Vice President, Land
Louis E. Willhoit, Jr. ...............  52    Vice President, Geophysics
Austin M. Beutner(1)..................  40    Director
John C. Bumgarner, Jr.(1).............  58    Director
Harold D. Carter(2)...................  61    Director
Robert D. Gershen(1)..................  47    Director
Dr. Eamon M. Kelly(2).................  64    Director
John G. Phillips(1)...................  78    Director
Jeffrey R. Sechrest(2)................  44    Director


---------------

(1) Member of Compensation Committee

(2) Member of Audit Committee

     Under our stockholder agreement, generally, Evercore is entitled to nominate four persons to our board of directors. Messrs. Beutner, Bumgarner, Carter and Sechrest were nominated pursuant to this provision. Until the date that Energy Income Fund owns less than 10% of our common stock on a fully diluted basis, Energy Income Fund is entitled to nominate one person to our board of directors. Mr. Gershen was nominated pursuant to this provision. Our other stockholders are entitled to nominate our three remaining directors. Messrs. Bachmann and Phillips and Dr. Kelly were nominated pursuant to this provision.

     Richard A. Bachmann began organizing our company in February 1997 and has served as our chairman, president and chief executive officer since our incorporation in January 1998. Prior to founding our company, from 1995 to January 1997, Mr. Bachmann served as president and chief operating officer of The Louisiana Land and Exploration Company (LL&E), an independent oil and gas exploration company. From 1982 to 1995, Mr. Bachmann held various positions, including director, executive vice president, chief financial officer and senior vice president of finance and administration of LL&E. From 1978 to 1981, Mr. Bachmann was treasurer of Itel Corporation. Prior to 1978, Mr. Bachmann served with Exxon International, Esso Central America, Esso InterAmerica and Standard Oil of New Jersey. Mr. Bachmann is also a director of Penn Virginia Corporation and Superior Energy Services, Inc. We have a contract with Production Management Companies, Inc., a subsidiary of Superior Energy Services, Inc.

     Suzanne V. Baer joined us in April 2000 as vice president and chief financial officer and became vice president, finance and administration, and chief financial officer in July 2000. Ms. Baer has 30 years of financial management, investor relations and treasury experience in the energy industry. From July 1998 until March 2000, Ms. Baer was vice president and treasurer of Burlington Resources Inc. and, from October 1997 to July 1998, was vice president and assistant treasurer of Burlington Resources. Prior to the merger of LL&E with Burlington Resources in 1997, Ms. Baer was vice president and treasurer of LL&E since 1995.

     Clinton W. Coldren joined us in March 1998 as vice president and became vice president of operations in June 1998. In July 2000 Mr. Coldren became vice president, Bay Marchand business unit. Mr. Coldren has 24 years experience in the energy industry. Immediately prior to joining us, Mr. Coldren operated a small, family-owned project management company, Cenergy Corporation, since 1992. Mr. Coldren managed drilling and completion operations for Consolidated Natural Gas Company and participated in the establishment of Gulf Oil's Drilling Technology Center. He began his career as a field production engineer, focused on domestic operating bases, specifically the Louisiana and Texas Gulf Coast.

     Wayne A. Greenwalt joined us as vice president of business development from August 1999 to March 2000 and has been vice president, East Bay business unit, since March 2000. Mr. Greenwalt has 28 years of experience in the energy industry. He worked in domestic and international assignments at Pennzoil from 1992 to August 1999. Mr. Greenwalt was with LL&E from 1977 until joining Pennzoil in 1992. Mr. Greenwalt began his career with Shell Oil as an operations and reservoir engineer.

     John H. McCandless joined us as vice president in January 1998 and became vice president, geology, in June 1998. Mr. McCandless has 30 years of diversified professional experience in petroleum geology. From 1976 until joining us in 1998, he was a self-employed sole proprietor, originating and evaluating oil and gas prospects, developing producing properties and creating and executing 3-D seismic exploration and exploitation projects in the U.S. Gulf Coast area. He served in various geological positions with Texaco and Southland Royalty Company from 1970 to 1976, when he established his independent practice.


     Donald A. Olson joined us as vice president in January 1998 and became vice president, environmental affairs, reserves and acquisitions, in July 2000. Previously, Mr. Olson was vice president of the South Timbalier 26 business unit from June 1998. Mr. Olson has 30 years of technical experience in the energy industry. From December 1996 until joining us, he was president of Cambridge Consulting, an engineering and consulting firm. Mr. Olson was LL&E's engineering manager for the Salt Dome development team from 1991 to December 1996, engineering supervisor for the South Louisiana Onshore Area from 1986 to 1991 and a reservoir engineer from 1976 to 1986. Mr. Olson began his career with Shell Oil as an offshore operations engineer.


     James E. Orth joined us as vice president in January 1998 and became vice president, production, in June 1998. In July 2000, Mr. Orth became vice president, production and operations. Prior to joining us, Mr. Orth served with LL&E and its successor corporation, Burlington Resources, in various positions from 1980 to January 1998, including vice president of acquisitions and divestitures and vice president of worldwide production. Prior to being named vice president, Mr. Orth was general manager of LL&E's Rocky Mountain operations. Mr. Orth began his career with Texaco as a field engineer and engineering supervisor for Gulf Coast operations and has over 27 years of industry experience.

     Kenneth P. Smith joined us as director of finance and administration in April 1998 and became treasurer in July 1998. Immediately prior to joining us, Mr. Smith was manager of treasury operations at LL&E from 1988 to June 1998. Prior to that, Mr. Smith was risk and credit manager at LL&E from 1981 to 1998. Mr. Smith spent three years with Consolidated Natural Gas Company as an oil and gas accountant before joining LL&E's Treasury Department in 1976.


     Jean M. Stallard has been vice president, assistant general counsel and assistant secretary since October 2000. From June 1998 to October 2000, Ms. Stallard was our vice president, general counsel and corporate secretary. Prior to joining us, Ms. Stallard practiced corporate and energy law with Patrick, Miller and Burnside, New Orleans, Louisiana from October 1997 to June 1998. Ms. Stallard also served as assistant general counsel of KN Energy, Inc. in Denver, Colorado from May 1997 to October 1997 and senior counsel and corporate counsel of LL&E from October 1993 to May 1997. Ms. Stallard also practiced corporate and securities law in New York City.



     Maureen O'Connor Sullivan joined us as vice president, general counsel and corporate secretary in October 2000. Beginning in August 1997, Ms. Sullivan served as senior vice president, general counsel and secretary of Halter Marine Group, Inc. until its merger with Friede Goldman International, Inc. in November 1999, at which time Ms. Sullivan was appointed senior vice president, general counsel and secretary of the combined company, Friede Goldman Halter, Inc. From 1979 through August 1997, Ms. Sullivan was in private practice with the McGlinchey Stafford law firm, where she was a partner specializing in business law and complex commercial litigation from 1984, the founder and manager of the firm's Dallas office from 1989, and a member of its management committee from 1990.



     L. Keith Vincent joined us as land manager in January 1999 and was appointed vice president, land, in July 2000. Mr. Vincent was vice president, land and legal of Great River Oil & Gas Corporation from 1994 to October 1998. From October 1998 until joining us, Mr. Vincent was a self-employed sole proprietor performing contract work for various oil and gas exploration companies. During Mr. Vincent's 21 year career, he also held various managerial positions with Davis Petroleum Corporation and Transco Exploration Company.



     Louis E. Willhoit, Jr. has been vice president, geophysics, since June 1998. Mr. Willhoit also holds the position of senior vice president for and is the majority stockholder of his D3D technology company, VTV, Incorporated. From November 1996 to July 1998, he organized VTV and provided geophysical consultation for Mobil's deepwater Lease Sale and Analog Field Study groups. Prior to that he was employed by LL&E as staff geophysicist from June 1996 to November 1996 and as senior geophysicist from 1990 to June 1996. Prior to LL&E, he was the division geophysicist and chief geophysicist for Forest Oil and BWAB, Inc., respectively, from 1977 to 1987 and provided interpretive geophysical consulting for Amoco's North Slope/Prudeau Bay exploration group from 1974 to 1977. He started his career as a geophysicist with Shell Oil from 1972 to 1974.



     Austin M. Beutner has been a director since January 2000. Mr. Beutner is a founding partner of Evercore Partners. Mr. Beutner also serves as chief executive officer of eCompanies-Evercore Venture Advisors LLC, an investment firm specializing in private investments in the internet sector, and as a director of eCompanies Enterprises LLC, a private company which creates and builds internet companies, American Media Operations Inc. and Vertis, Inc. Prior to founding Evercore in March 1996, Mr. Beutner served as president and chief executive officer of The U.S. Russia Investment Fund, a private investment company capitalized with $440.0 million by the U.S. government, from April 1994 until March 1996 and a general partner of The Blackstone Group, an international private investment bank, from January 1991 until April 1994.



     John C. Bumgarner, Jr. has been a director since January 2000. Mr. Bumgarner is senior vice president of corporate development and planning of The Williams Companies, Inc., an energy and high-technology company, since 1979, president, strategic investments and a director of Williams Communications Group Inc. since 1999, and president of Williams International Company since 1996. Mr. Bumgarner is also director of Management Planning Systems, Inc., Apco Argentina Inc. and PowerTel Inc. Mr. Bumgarner is the former treasurer of Skelly Oil.


     Harold D. Carter has been a director since May 1998. Since 1995, Mr. Carter has been an independent oil and natural gas consultant and investment advisor. Mr. Carter is a director of Brigham Exploration Company, an independent oil and gas exploration company, and a former president of Sabine Corporation, an independent oil and gas exploration company.

     Robert D. Gershen has been a director since May 1998. Mr. Gershen is president of Associated Energy Managers, Inc., an investment management firm specializing in private equity investments in the energy sector, and a managing director of Energy Income Fund, an investment fund. Since 1989, Mr. Gershen has managed, through Associate Energy Managers, three funds that invest in smaller energy companies in the United States. Mr. Gershen is also a director of Arlington Ventures.

     Dr. Eamon M. Kelly has been a director since May 1998. Since July 1998, Dr. Kelly has been a president emeritus and professor at Tulane University. From February 1981 until June 1998, Dr. Kelly was president of Tulane University. Dr. Kelly is chairman of the board of the National Science Foundation; professor of international development, the Payson Center for International Development and Technology Transfer at Tulane University; a director of Gabelli Group Capital Partners, Inc. and Gabelli Asset Management, Inc. and a former director of LL&E.

     John G. Phillips has been a director since May 1998. Since 1995, Mr. Phillips has been an independent financial consultant. Mr. Phillips is former chairman, president and chief executive officer of LL&E and a director of the Whitney National Bank and Whitney Holding Corporation, with whom we have banking relationships. Mr. Phillips retired in 1985.

     Jeffrey R. Sechrest has been a director since January 2000. Mr. Sechrest has been a principal of Evercore Partners since May 1997. From February 1987 to May 1997, Mr. Sechrest was a senior managing director of Lehman Brothers. Mr. Sechrest is also director of National Public Radio and Five Paces Ventures, L.P.

     COMMITTEES OF THE BOARD OF DIRECTORS

     We have two standing committees: an audit committee and a compensation committee. Our audit committee currently consists of Messrs. Carter and Sechrest and Dr. Kelly. Our compensation committee currently consists of Messrs. Beutner, Bumgarner, Gershen and Phillips. Generally, so long as Evercore beneficially owns 10% or more of our stock, Evercore will be allowed to designate at least one member of each of our committees. Please read "Certain
Transactions -- Agreements Related to the Evercore Investment -- Stockholder Agreement."

     The audit committee reviews our auditing, accounting, financial reporting and internal control functions and makes recommendations to the board for the selection of independent accountants. In addition, the committee monitors the quality of our accounting principles and financial reporting, as well as the independence of our independent accountants. In discharging its duties, the audit committee:

     - reviews and approves the scope of the annual audit and the independent accountant's fees;

     - meets independently with our internal auditing staff, our independent accountants and our senior management; and

     - reviews the general scope of our accounting, financial reporting, annual audit and internal audit program, matters relating to our internal control systems and the results of the annual audit.

     The compensation committee determines the compensation for all of our executive officers, other than our chairman, president and chief executive officer, and any other employee that the committee may designate from time to time. Our board of directors determines the compensation of our chairman, president and chief executive officer. In addition, the committee approves and administers employee benefit plans.

     Our board of directors may establish other committees from time to time to facilitate the management of our business and affairs.

     DIRECTOR COMPENSATION

     Non-employee directors receive an annual retainer of $20,000, and meeting fees of $1,000 for each board or committee meeting attended (if held on separate dates), in each case to be paid, at the election of each director, up to one-half in cash and the remainder in our common stock (valued at fair market value) and are reimbursed for their reasonable expenses. Directors also have the ability to defer all or a portion of their compensation.

     Our board of directors adopted the 2000 stock option plan for non-employee directors on September 12, and our shareholders approved the plan on September 15, 2000. The plan provides for automatic grants of stock options to members of the board of directors who are not employees of the company or any subsidiary. An initial grant of a stock option to purchase 4,000 shares of our common stock is to be made to each non-employee director upon consummation of this offering. An initial grant of a stock option to purchase 2,000 shares will also be made to each person who becomes a non-employee director after the effective date upon his or her initial election or appointment. After the initial grant, each non-employee director will receive an additional grant of a stock option to purchase 4,000 shares of our common stock immediately following each subsequent annual meeting. All stock options granted under the plan will have a per share exercise price equal to the fair market value of a share of common stock on the date of grant (as determined by the committee appointed to administer the plan), will be fully vested and immediately exercisable, and will expire on the earlier of (i) ten years from the date of grant or (ii) 36 months after the optionee ceases to be a director for any reason. For initial grants, fair market value will be the public offering price. The total number of shares of our common stock that may be issued under the plan is 250,000, subject to adjustment in the case of certain corporate transactions and events.

     Messrs. Carter and Phillips and Dr. Kelly are each a party to a stock ownership agreement with us under which they received 15,000 common shares. Each stock ownership agreement has provisions regarding restrictions on transfer, and each of our director stockholders is a party to our Stockholder Agreement. Please read "Certain Transactions -- Agreements Related to the Evercore Investment -- Stockholder Agreement."

     EXECUTIVE OFFICER COMPENSATION

     Summary Compensation. The table below sets forth information regarding the annual and other compensation for our chairman, president and chief executive officer and our other most highly compensated executive officers for the fiscal year ended December 31, 1999.

                                                             ANNUAL COMPENSATION      ALL OTHER
NAME AND PRINCIPAL POSITION(1)                        YEAR         SALARY          COMPENSATION(2)
------------------------------                        ----   -------------------   ---------------
Richard A. Bachmann, Chairman, President and Chief
  Executive Officer.................................  1999        $200,000            $193,363
Clinton W. Coldren, Vice President, Bay Marchand
  Business Unit.....................................  1999         100,000              40,046
John H. McCandless, Vice President, Geology.........  1999         100,000              40,151
James E. Orth, Vice President, Production and
  Operations........................................  1999         100,000              40,087

---------------


(1) Ms. Baer, our vice president, finance and administration, and chief financial officer, commenced employment with us in April 2000. Mr. Greenwalt, our vice president, East Bay business unit, commenced employment with us in August 1999. Ms. Sullivan, our vice president, general counsel and corporate secretary, commenced employment with us in October 2000.


(2) The following amounts were paid to these individuals on termination of our royalty payment arrangement in 1999: Mr. Bachmann, $193,080; Mr. Coldren, $39,981; Mr. McCandless, $39,981 and Mr. Orth, $39,981. The remaining amounts represent the dollar value of term life insurance premiums paid by us for the benefit of the executive officers.

     Option Grants in Fiscal 1999. No stock options were granted to our chairman, president and chief executive officer and our executive officers during the fiscal year ended December 31, 1999.

     Aggregated Option Exercises and Fiscal Year End Option Values. No stock options were exercised during the fiscal year ended December 31, 1999 by our chairman, president and chief executive officer and our executive officers and they did not hold any unexercised stock options as of December 31, 1999.

EMPLOYMENT CONTRACTS

     Pursuant to employment and stock ownership agreements, each of our executive officers:


     - has an employment agreement expiring on November 17, 2003, except for Ms. Baer, whose employment agreement expires on April 17, 2003 and Ms. Sullivan, whose employment agreement expires on October 2, 2003;


     - has agreed not to compete with us for a period of two years following termination of his or her employment; and


     - must offer a predetermined number of his or her common shares to Mr. Bachmann, Evercore or our other management stockholders on resignation or termination for cause, except for Ms. Baer and Ms. Sullivan, who would retain their vested shares and options on termination.


In addition, Mr. Bachmann is prohibited from soliciting or inducing our employees to discontinue their employment with us and from interfering with our third-party contractual relationships during and following his employment with us and for a period of two years thereafter.


     In connection with signing his or her employment and stock ownership agreement, each of our management stockholders, except Ms. Baer and Ms. Sullivan, purchased stock at approximately $0.00067 per share. Please read "Principal Stockholders." In connection with signing her employment and stock ownership agreement, Ms. Baer received 90,000 shares, 30,000 of which vested on execution of the agreement, 30,000 of which will vest after one year and 30,000 of which will vest after two years, and options to purchase 375,000 shares, 150,000 at approximately $7.67 per share which vests after one year, 150,000 at approximately $8.82 per share which vests after two years and 75,000 at approximately $10.14 per share which vests after three years. Each option will expire five years after vesting. In connection with signing her employment and stock ownership agreement, Ms. Sullivan is entitled to receive 19,445 shares on the closing date of this offering, assuming an initial public offering price of $18.00 per share, 5,556 of which will vest on the second anniversary of her agreement and the remainder of which will vest on the third anniversary of her agreement. Ms. Sullivan is also entitled to receive on the closing date, an option to purchase 20,000 shares at the public offering price, one-third of which will vest on each anniversary of her agreement, commencing October 2, 2001. This option will expire October 2, 2010.


     In July 2000, our board of directors approved the following salaries for Mr. Bachmann and each of our executive officers, effective August 1, 2000, and the following special recognition bonuses payable August 1, 2000.

                                                                           SPECIAL
                                                                         RECOGNITION
OFFICER                                                        SALARY       BONUS
-------                                                       --------   -----------
Richard A. Bachmann.........................................  $300,000    $200,000(1)
Suzanne V. Baer.............................................   185,000      50,000
Clinton W. Coldren..........................................   160,000      50,000
Wayne A. Greenwalt..........................................   160,000      50,000
John H. McCandless..........................................   160,000      50,000
James E. Orth...............................................   160,000      50,000

---------------

(1) $100,000 of Mr. Bachmann's bonus was paid August 1, 2000 and the remaining $100,000 is payable on consummation of this offering.

BENEFIT PLAN


     Our board of directors adopted the 2000 Long Term Stock Incentive Plan on September 12, 2000, and our stockholders approved the plan on September 15, 2000. The plan provides for awards of options to purchase shares of our common stock and performance shares. The plan is administered by the Compensation Committee of the board of directors or another committee as may be designated by the board of directors. The committee is authorized to select the employees of our company and our subsidiaries and affiliates who will receive awards, to determine the types of awards to be granted to each person, and to establish the terms of each award. The total number of shares that may be issued under the plan is up to 10% of our outstanding shares as of the closing of this offering, subject to adjustment in the case of certain corporate transactions and events. The options granted to Ms. Baer, whose employment preceded adoption of the plan, are not included in the plan. Effective at the consummation of this offering, an option to purchase 20,000 shares was granted to our vice president, general counsel and corporate secretary, and an option to purchase 10,000 shares was granted to one of our non-executive officers.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our common stock as of June 30, 2000:

     - each person known by us to own beneficially more than 5% of our common stock;

     - each of our directors;

     - our chairman, president and chief executive officer and executive officers; and

     - all of our directors and executive officers as a group.


     The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. Unless otherwise indicated below, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage of beneficial ownership of common stock before the offering is based on 17,823,289 shares of common stock outstanding. This number excludes 3,304,830 outstanding shares which are held in escrow and cannot be voted or transferred by the owners. The percentage of beneficial ownership of common stock after the offering is based on 27,057,489 shares of common stock outstanding. Please read "Capitalization" and "Description of Capital Stock."



                                                                   BENEFICIAL OWNERSHIP
                                                         ----------------------------------------
                                                           BEFORE OFFERING     AFTER OFFERING(1)
                                                         -------------------  -------------------
BENEFICIAL OWNER                                          SHARES     PERCENT   SHARES     PERCENT
----------------                                         ---------   -------  ---------   -------
Evercore Capital Partners L.P. and affiliates(2).......  9,414,139     52.8%  9,414,139   34.8%
  65 East 55th Street
  New York, New York 10022
Energy Income Fund, L.P.(3)............................  4,223,280      23.7  5,151,330    19.0
  136 Dwight Road
  Longmeadow, Massachusetts 01106
Richard A. Bachmann(4).................................  1,525,230       8.6  2,526,899     9.3
  Energy Partners, Ltd.
  201 St. Charles Avenue, Suite 3400
  New Orleans, Louisiana 70170
Austin M. Beutner(2)(5)................................         --         *      4,000       *
John C. Bumgarner, Jr.(5)(6)...........................         --         *      4,000       *
Harold D. Carter(4)(5).................................      8,295         *     17,459       *
Robert D. Gershen(3)(5)................................         --         *      4,000       *
Dr. Eamon M. Kelly(4)(5)...............................      8,295         *     17,459       *
John G. Phillips(4)(5).................................      8,295         *     17,459       *
Jeffrey R. Sechrest(2)(5)..............................         --         *      4,000       *
Suzanne V. Baer........................................     30,000         *     30,000       *
Clinton W. Coldren(4)..................................    248,895       1.4    455,426     1.7
Wayne A. Greenwalt(4)(7)...............................    248,895       1.4    455,426     1.7
John H. McCandless(4)..................................    248,895       1.4    455,426     1.7
James E. Orth(4)(8)....................................    248,895       1.4    455,426     1.7
Maureen O. Sullivan....................................         --         *         --       *
All directors and executive officers as a group (14      2,575,695      14.5  4,446,980    16.4
  persons).............................................


---------------

 *  Represents beneficial ownership of less than 1%.

(1) Please read "Capitalization" for a description of the shares of common stock to be outstanding after the offering.

(2) Of these shares, 9,329,839 are issuable on conversion of preferred stock, which will occur automatically on completion of this offering. These shares are beneficially owned as follows:

     - Evercore Capital Partners, L.P. -- 6,130,152;

     - Evercore Capital Offshore Partners L.P. -- 1,619,616;

     - Evercore Capital Partners (NQ) L.P. -- 1,476,723; and

     - Evercore Co-Investment Partnership L.P. -- 187,648.


     Messrs. Beutner and Sechrest, each a principal of Evercore, disclaim beneficial ownership of shares of our capital stock owned by Evercore, other than an economic interest in the following shares beneficially owned by Evercore Co-Investment Partnership L.P.: Mr. Beutner -- 66,056 and Mr. Sechrest -- 30,135. A partner of Evercore acquired 150,000 shares of our common stock prior to joining Evercore and prior to Evercore's investment in our company. Evercore disclaims beneficial ownership of these shares of common stock owned by one of its partners.


(3) A warrant held by Energy Income Fund to purchase 928,050 shares of common stock will become exercisable upon completion of this offering. Mr. Gershen, a managing director of Energy Income Fund, disclaims beneficial ownership of all shares held by Energy Income Fund.

(4) The "After Offering" column includes shares which will be released from escrow on completion of this offering.

(5) On completion of this offering, non-employee directors will receive options to acquire 4,000 shares of our common stock. Each of Mr. Beutner and Mr. Sechrest have ceded rights to his options to Evercore.

(6) Mr. Bumgarner has an economic interest in 15,548 shares of common stock beneficially owned by Evercore Co-Investment Partnership L.P.

(7) A trust of which Mr. Greenwalt is one of the settlors and one of his children is the beneficiary has an option to acquire 105,000 shares of his common stock.

(8) A trust of which Mr. Orth is one of the settlors and his children are the beneficiaries has an option to acquire 120,000 shares of his common stock.

                              CERTAIN TRANSACTIONS

AGREEMENTS WITH ENERGY INCOME FUND

     On April 15, 1998, we entered into a financing agreement with Energy Income Fund and, pursuant to the financing agreement, as amended, Energy Income Fund made a $25.0 million development loan to us, secured by substantially all of our assets as collateral, to finance a portion of the costs related to the development, production and management of various oil and natural gas properties and for working capital. In connection with this financing agreement, Energy Income Fund acquired 7,500,000 shares of our common stock. In connection with the Evercore private placement in November 1999 (described below), $15.0 million of this loan was repaid, 3,291,720 of Energy Income Fund's common shares were canceled and we gave Energy Income Fund a warrant to purchase up to 928,050 shares of our common stock at a price of approximately $6.50 per share (or through a cashless exercise) concurrent with or after this offering for up to 60 days. Please read "Principal Stockholders."

AGREEMENTS RELATED TO THE EVERCORE INVESTMENT

     On November 17, 1999, we completed a private placement of our convertible preferred shares for $60.0 million to Evercore and its affiliates. These preferred shares, other than the Series C preferred shares, will be automatically converted into our common shares on completion of this offering. We will redeem the Series C preferred shares for $4.5 million (assuming an offering date of September 30, 2000) immediately following consummation of this offering.

     The following is a description of the agreements that we entered into with Evercore and its affiliates in connection with this private placement.

     STOCKHOLDER AGREEMENT

     Board of Directors Composition. Under the Stockholder Agreement among us and our stockholders, generally our board of directors must be composed of eight directors until the earlier to occur of (1) the date that Evercore's aggregate common stock ownership interest is less than one-third of the common stock ownership interest held by Evercore on the date of the Evercore private placement, or, if earlier, the date on which Evercore has received $120.0 million in net proceeds as a result of disposition of its preferred and/or common stock (the "Transition Date") and (2) the date that any entity acquires 80% or more of our common stock. Generally, Evercore is entitled to nominate four persons to our board of directors. Messrs. Beutner, Bumgarner, Carter and Sechrest were nominated pursuant to this provision. Until the date that Energy Income Fund owns less than 10% of our common stock on a fully diluted basis, Energy Income Fund is entitled to nominate one person to our board of directors. Mr. Gershen was nominated pursuant to this provision. Our other stockholders are entitled to nominate our three remaining directors. Messrs. Bachmann and Phillips and Dr. Kelly were nominated pursuant to this provision. Generally, so long as Evercore beneficially owns 10% or more of us, Evercore will be allowed to designate at least one member of each of our committees composed of three members and a number of members on committees composed of greater than three members equal to Evercore's proportion of directors on our board of directors.

     Restrictions. Until the Transition Date, the Stockholder Agreement generally provides restrictions on:

     - consolidation or merger by us;

     - modification of our certificate of incorporation, bylaws or any preferred stock certificate of designation or otherwise change the rights of our capital stock;

     - our ability to issue securities;

     - modification of the size or quorum requirements of our board of directors (see above);

     - liquidation, dissolution, winding-up or discontinuance of us;

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     - declaration of dividends and redemption of our securities except as required by the terms of the preferred stock;

     - redemption, purchase or other acquisition of our securities;

     - acquisitions, joint ventures or partnerships, dispositions of assets, incurrence of indebtedness and creation of liens in excess of specified amounts;

     - increasing compensation, creating or amending employment agreements or awarding stock or stock options;

     - approving capital and operating budgets or amending those budgets in excess of specified limits;

     - engaging in oil and/or natural gas price hedging transactions; and

     - other matters, including affiliate transactions.

     Upon completion of this offering, some provisions of our Stockholder Agreement will terminate, including those relating to Evercore's rights of first offer, rights to condition sales of stockholder's shares upon the buyer purchasing a pro-rata portion of Evercore's shares, rights to require stockholders to sell their shares when, and on the same terms that, Evercore sells its shares (except that the latter rights will remain in effect with respect to Mr. Bachmann and Energy Income Fund) and rights to issuances of shares to Evercore for breaches of representations and warranties made at the time of the private placement, and some provisions of the employment and stock ownership agreements, including a right of Evercore to buy shares from Mr. Bachmann and a right of Mr. Bachmann to sell a specified number of shares owned by him to Evercore.


     Escrowed and Bonus Shares. Under the Stockholder Agreement, each management and director stockholder deposited approximately 45% of the outstanding shares owned by him or her into escrow, or an aggregate of 3,304,830 shares. Of the shares deposited, 2,545,500 will vest upon completion of this offering and the remainder will be cancelled. An additional 139,500 shares have not been issued but have been allocated and will vest at the same time for non-executive officer employees selected by our board of directors and approved by Evercore. However, 128,850 of these shares will not be issued because employees have chosen to defer their issuance.


     Monitoring Fee. Until termination of the Stockholder Agreement, which will occur when Evercore beneficially owns less than 10% of us, we will pay an affiliate of Evercore an annual monitoring fee of $250,000.

     REGISTRATION RIGHTS AGREEMENT

     Under the Registration Rights Agreement among us and our stockholders, Evercore has the right to require us to register their shares with the SEC so that those shares may be publicly resold or to include their shares in any registration statement that we file, other than the registration statement relating to this offering.

     Demand Registration Rights. At any time after six months following the closing date of this offering, Evercore can request that we file a registration statement so that they can publicly sell their common shares and the shares of other stockholders with registration rights. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in the filed registration statement.

     Piggyback Registration Rights. If we register any common shares for public sale other than shares pursuant to this offering, all stockholders prior to this offering will have the right to include their shares in that registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in the filed registration statement.

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

     Expenses of Registration. We will pay all expenses relating to any demand or piggyback registration. However, we will not pay the underwriting discounts and selling commissions applicable to shares registered pursuant to these registration rights.

     Expiration of Registration Rights. The registration rights will terminate for a particular stockholder if that holder can resell its common stock without the imposition of the volume, manner of sale and holding period limitations of Rule 144 under the Securities Act.

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

                          DESCRIPTION OF CAPITAL STOCK

CAPITAL STOCK

     AUTHORIZED CAPITAL STOCK


     Under our certificate of incorporation, our authorized capital stock is 51,700,000 shares, of which 50,000,000 shares are common stock, par value $0.01 per share, and 1,700,000 shares are preferred stock, par value $1.00 per share. As of June 30, 2000, we had 11,798,280 shares of common stock, 500,000 shares of Series A preferred stock, 100,000 shares of Series B preferred stock and no shares of Series C preferred stock outstanding. Upon consummation of this offering, we will have 27,057,489 shares of common stock and no shares of preferred stock outstanding. Assuming this offering had been completed on June 30, 2000, the shares of Series A and B preferred stock would have converted into 9,329,839 shares of common stock. Please read "Capitalization" for a description of the shares of common stock that will be outstanding immediately following this offering. There were 37 holders of record of our common stock as of June 30, 2000.


     COMMON STOCK

     Holders of common stock are entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Except as may be provided in connection with any preferred stock in a certificate of designation filed pursuant to the Delaware General Corporation Law, or the DGCL, or as may otherwise be required by law or our certificate of incorporation, the common stock is our only capital stock entitled to vote in the election of directors and on all other matters presented to our stockholders; provided that, except as required by law or our certificate of incorporation, holders of common stock are not entitled to vote on any amendment to our certificate of incorporation that solely relates to the terms of any outstanding series of preferred stock or the number of shares of such series and does not affect the number of authorized shares of preferred stock or the terms of the common stock if the holders of preferred stock are entitled to vote thereon. The common stock does not have cumulative voting rights.

     Subject to the prior rights of holders of preferred stock, if any, holders of common stock are entitled to receive dividends as may be lawfully declared from time to time by our board of directors. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of common stock will be entitled to receive such assets as are available for distribution to our stockholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of the series.

     PREFERRED STOCK

     Our board is empowered, without approval of our stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, with the numbers of shares of each series and the terms of the shares of each series as fixed by our board. Among the specific matters that may be determined by our board are:

     - the designation of each series;

     - the number of shares of each series;

     - the rights in respect of dividends, if any;

     - whether dividends, if any, shall be cumulative or non-cumulative;

     - the terms of redemption, if any;

     - the rights in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;

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

     - rights and terms of conversion or exchange, if any;

     - restrictions on the issuance of shares of the same series or any other series, if any; and

     - voting rights, if any.

     Upon completion of this offering, no shares of preferred stock will be outstanding and we have no current plans to issue preferred stock. The issuance of shares of preferred stock, or the issuance of rights to purchase preferred stock, could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of such series to block any such transaction. Alternatively, a business combination could be facilitated by the issuance of a series of preferred stock having sufficient voting rights to provide a required percentage vote of our stockholders. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of common stock. Although prior to issuing any series of preferred stock our board is required to make a determination as to whether the issuance is in the best interests of our stockholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over prevailing market prices of such stock. Our board does not at present intend to seek stockholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law or applicable stock exchange requirements.

     REGISTRATION RIGHTS

     We granted all stockholders prior to this offering registration rights with respect to the shares of our common stock that each of them owns and will own upon the completion of this offering. For a more complete description of the terms of the registration rights agreement, please read "Certain
Transactions -- Agreements Related to the Evercore Investment -- Registration Rights Agreement."

ANTI-TAKEOVER PROVISIONS

     SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     We are a Delaware corporation and, upon the completion of this offering, will be subject to Section 203 of the DGCL. Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time such stockholder became an interested stockholder unless, as described below, certain conditions are satisfied. Thus, it may make acquisition of control of our company more difficult. Please read "-- Certain Limitations on Changes of Control" below. The prohibitions in Section 203 of the DGCL do not apply if:

     - prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to certain limitations; or

     - at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

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

     Under Section 203 of the DGCL, a "business combination" includes:

     - any merger or consolidation of the corporation with the interested stockholder;

     - any sale, lease, exchange or other disposition, except proportionately as a stockholder of such corporation, to or with the interested stockholder, of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of either all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation;

     - certain transactions resulting in the issuance or transfer by the corporation of stock of the corporation to the interested stockholder;

     - certain transactions involving the corporation which have the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the interested stockholder; or

     - certain transactions in which the interested stockholder receives financial benefits provided by the corporation.

     Under Section 203 of the DGCL, an "interested stockholder" generally is:

     - any person that owns 15% or more of the outstanding voting stock of the corporation;

     - any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

     - the affiliates or associates of any such person.

     Because Evercore will have owned more than 15% of our voting stock before we become a public company in this offering, Section 203 of the DGCL, by its terms, will not be applicable to business combinations with Evercore even though Evercore owns 15% or more of our outstanding stock. If any other person acquires 15% or more of our outstanding stock after the completion of this offering, such person will be subject to the provisions of Section 203 of the DGCL.

     BYLAWS

     Our bylaws provide that, in order for our stockholders to take action by written consent in lieu of a meeting, the consent be signed by the holders of shares of capital stock having not less than the greater of (1) the minimum number of votes that would be necessary to authorize the taking of the action at a meeting at which the holders of all shares entitled to be voted thereon were present and voted or (2) 85% of the total number of votes of the then outstanding shares of our capital stock entitled to vote. Our bylaws also prohibit stockholders from calling meetings. Our bylaws further establish an advance notice procedure with regard to business to be brought before an annual or special meeting of our stockholders and with regard to the nomination, other than by or at the direction of our board of directors, of candidates for election as directors. Although our bylaws do not give the board of directors any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. They may also discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders. An affirmative vote by the holders of more than two thirds of our common stock is required to modify the advance notice procedure.

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

     CERTAIN LIMITATIONS ON CHANGE OF CONTROL

     The foregoing provisions of our organizational documents and the provisions of Section 203 of the DGCL could have the following effects, among others:

     - delaying, deferring or preventing a change of control of our company;

     - delaying, deferring or preventing the removal of our existing management;

     - deterring potential acquirers from making an offer to our stockholders;
       and

     - limiting any opportunity of our stockholders to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirors.

This could be the case notwithstanding that a majority of our stockholders might benefit from such a change of control or offer. Please read "Certain Transactions -- Agreements Related to the Evercore Investment" for a discussion of Evercore's right to approve transactions that would result in a change of control.

LIMITATION ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our certificate of incorporation provides, as authorized by Section 102(b)(7) of the DGCL, that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability imposed by law, as in effect from time to time:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law;

     - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

     - for any transaction from which the director derived an improper personal benefit.

     Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than a "derivative" action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that no indemnification shall be made where the person is adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that the person is fairly and reasonably entitled to indemnity and expenses.

     Our certificate of incorporation and bylaws provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by the DGCL, and we will advance expenses to our directors, officers, employees and agents in connection with legal proceedings, subject to limited exceptions.

     We have and will retain customary insurance policies under which coverage is provided for payments made by us to our directors and officers in respect of the indemnification provisions in our certificate of incorporation and bylaws. We believe that these indemnification provisions and insurance are necessary to attract and retain qualified directors and officers.

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

     The limitation on liability and indemnification provisions in our certificate of incorporation and bylaws may not be enforceable against us if someone challenges these provisions. Nonetheless, these provisions may discourage our stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, L.L.C. The transfer agent's address is 2323 Bryan Street, Suite 2300, Dallas, Texas 75201 and its telephone number is (800) 635-9270.


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                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

     Prior to this offering there has been no public market for our common stock, and no predictions can be made regarding the effect, if any, that sales of substantial amounts of our common stock, or the perception that such sales may occur, will have on the prevailing market price of our common stock. Sales of substantial amounts of our common stock in the public market after the restrictions lapse or are waived could adversely affect the prevailing market price.

     Upon completion of this offering, we expect to have 27,057,489 shares of common stock outstanding. The shares of common stock being sold in this offering will be freely tradable without restriction or registration under the Securities Act, except for shares, if any, held by our "affiliates," as that term is defined in the Securities Act. Persons who may be deemed to be our affiliates generally include individuals or entities that control, are controlled by, or are under common control with, our company and may include our directors and officers, as well as our significant stockholders. The remaining shares of our common stock held by our other stockholders are "restricted securities," as that term is defined in the Securities Act. These shares are eligible for public sale only if registered under the Securities Act or sold in accordance with Rules 144 or 144(k) under the Securities Act.

     All of our directors, officers, Evercore, Energy Income Fund and we have agreed that, for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Merrill Lynch, dispose of or hedge any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, our common stock. Merrill Lynch, in its sole discretion, may release any of these securities subject to the lock-up agreements at any time without notice.


     Executive officers who will own approximately 16.4% of our common stock on the closing date of this offering have agreed under our stockholder agreement to limit sales of their shares to the public for a period of three years from the closing date of this offering without the approval of our compensation committee. No officer will be permitted to sell shares until the first anniversary of this offering. Each officer will be permitted to sell twenty-five percent (25%) of his or her shares between the first and second anniversary of this offering and fifty percent (50%) of his or her shares between the second and third anniversary of this offering. All of their shares may be sold on or after the third anniversary, subject to compliance with applicable securities laws.


RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, including one of our affiliates, who beneficially owns "restricted securities" may not sell those securities until they have been beneficially owned for at least one year. Thereafter, the person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will equal approximately 270,575 shares immediately after the offering; or

     - the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing with the SEC of a notice on the SEC's Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who is not, and has not been at any time during the 90 days preceding a sale, one of our affiliates and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except one of our affiliates, is entitled to sell these
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

shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

BENEFIT PLANS


     Following the completion of this offering, we intend to file registration statements under the Securities Act covering shares of our common stock reserved for issuance under our 2000 long term stock incentive plan, our directors' stock option and deferral plans, and other rights to acquire shares. We expect the registration statements to be filed soon after the date of this prospectus. Accordingly, our common stock registered under the registration statements will, subject to vesting provisions and volume limitations under the Securities Act applicable to our affiliates, be available for sale in the open market immediately, subject to the 180-day lock-up agreements described above.


REGISTRATION RIGHTS OF EVERCORE

     We have entered into a registration rights agreement with Evercore under which Evercore may require us to register under the Securities Act all or any portion of our common stock that it holds and will hold upon the completion of this offering. Any of Evercore's shares of our common stock registered pursuant to the registration rights agreement would be eligible for immediate resale in the public markets without restriction. For a more complete description of the terms of the registration rights agreement, please read "Certain
Transactions -- Agreements Related to the Evercore Investment -- Registration Rights Agreement."

     Any sales of substantial amounts of our common stock in the public markets, or the perception that such sale may occur, could adversely affect the market price of our common stock. Please read "Risk Factors -- The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets."

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                MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
                    FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

GENERAL

     The following discussion summarizes the U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner thereof that is a non-U.S. holder. A non-U.S. holder is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust.

     This discussion is based on the Internal Revenue Code of 1986, as amended, and administrative interpretations as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders, including non-U.S. holders who are pass-through entities, in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders of our common stock should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

DIVIDENDS

     Subject to the discussion below, dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, we ordinarily will presume that dividends paid on or before December 31, 2000 to an address in a foreign country are paid to a resident of that country absent knowledge that this presumption is not warranted.

     For dividends paid after December 31, 2000, in order to obtain a reduced rate of withholding under an income tax treaty a non-U.S. holder will generally be required to provide a U.S. Internal Revenue Service Form W-8BEN certifying the non-U.S. holder's entitlement to benefits under an applicable income tax treaty. Special rules determine whether, for purposes of determining the applicability of an income tax treaty, dividends paid to a non-U.S. holder that is an entity should be treated as paid to the entity or those holding an interest in the entity.

     No withholding tax applies to dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States if an Internal Revenue Service Form W-8ECI stating that the dividends are so connected is filed with us or our paying agent. Instead, the effectively connected dividends will be subject to regular U.S. income tax in the same manner as if the non-U.S. holder were a U.S. resident unless an applicable income tax treaty exemption applies. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional branch profits tax. This tax is imposed, under some circumstances, at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

     Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient of the dividend. Pursuant to income tax treaties or some other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

     Dividends paid to a non-U.S. holder at an address within the U.S. may be subject to backup withholding imposed at a rate of 31% if the non-U.S. holder fails to establish that it is entitled to an exemption from backup withholding or to provide a correct taxpayer identification number and some other information to us or our paying agent.

     As discussed elsewhere in this prospectus, we do not anticipate paying any cash or dividends on our common stock in the future.
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GAIN ON DISPOSITION OF OUR COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless:

     - the gain is effectively connected with a trade or business of the non-U.S. holder in the United States;

     - in the case of a non-U.S. holder who is a non-resident alien individual and who holds the common stock as a capital asset, this individual is present in the United States for 183 or more days in the taxable year of the disposition;

     - the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or

     - we are or have been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code at any time within the shorter of the five-year period preceding the sale or disposition or the period during which the non-U.S. holder has held the common stock.

     We believe that it is likely that we are, or will be treated as, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code. Even if we are treated as a United States real property holding corporation, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to a U.S. federal income tax so long as:

     - the non-U.S. holder at all times is deemed to have beneficially owned no more than 5% of the common stock, taking into account for this purpose certain constructive ownership rules; and

     - our common stock at all times is regularly traded on an established securities market, within the meaning of Section 897(c)(3) of the Code and the Treasury Regulations thereunder.

There can be no assurance that our common stock qualifies or will continue to qualify as regularly traded on an established securities market.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING ON DISPOSITION OF OUR COMMON STOCK

     Under current U.S. federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption from withholding. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the U.S. through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through a non-U.S. office of a broker that is either:

     - a U.S. person;

     - a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

     - a controlled foreign corporation for U.S. federal income tax purposes; or

     - in the case of payments made after December 31, 2000, a foreign partnership with certain connections to the United States, in each case unless the broker has documentary evidence that the holder is a non-U.S. holder and that some conditions are met or that the holder otherwise established an exemption from withholding.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

FEDERAL ESTATE TAX

     An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value of the common stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING


     We intend to offer the shares in the U.S. and Canada through the U.S. underwriters and elsewhere through the international managers. Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Warburg LLC, Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation and Howard Weil, a division of Legg Mason Wood Walker, Inc. are acting as U.S. representatives of the U.S. underwriters named below. Subject to the terms and conditions described in a U.S. purchase agreement among us and the U.S. underwriters, and concurrently with the sale of 1,150,000 shares to the international managers, we have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.



                                                               NUMBER OF
U.S. UNDERWRITER                                                SHARES
------------------------------------------------------------   ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
UBS Warburg LLC.............................................
Credit Suisse First Boston Corporation......................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Howard Weil, a division of Legg Mason Wood Walker, Inc......
                                                               ---------
             Total..........................................   4,600,000
                                                               =========



     We have also entered into an international purchase agreement with the international managers for sale of the shares outside the U.S. and Canada for whom Merrill Lynch International, UBS AG, Credit Suisse First Boston (Europe) Limited, Donaldson, Lufkin & Jenrette International and Howard Weil, a division of Legg Mason Wood Walker, Inc. are acting as lead managers. Subject to the terms and conditions in the international purchase agreement, and concurrently with the sale of 4,600,000 shares to the U.S. underwriters pursuant to the U.S. purchase agreement, we have agreed to sell to the international managers, and the international managers severally have agreed to purchase 1,150,000 shares from us. The initial public offering price per share and the total underwriting discount per share are identical under the U.S. purchase agreement and the international purchase agreement.


     The U.S. underwriters and the international managers have agreed to purchase all of the shares sold under the U.S. and international purchase agreements if any of these shares are purchased. If an underwriter defaults, the U.S. and international purchase agreements provide that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the U.S. underwriters and the international managers are conditioned on one another.

     We have agreed to indemnify the U.S. underwriters and the international managers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the U.S. underwriters and international mangers may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

     Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch.

     Other than the prospectus in electronic format, the information on the Web sites is not part of this prospectus.

COMMISSIONS AND DISCOUNTS

     The U.S. representatives have advised us that the U.S. underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a
concession not in excess of $     per share. The U.S. underwriters may allow,
and the dealers may reallow, a discount not in excess of $     per share to
other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before our expenses. The information assumes either no exercise or full exercise by the U.S. underwriters and the international managers of their over-allotment options.


                                                  PER SHARE   WITHOUT OPTIONS   WITH OPTIONS
                                                  ---------   ---------------   ------------
Public offering price...........................      $              $               $
Underwriting discount...........................      $              $               $
Proceeds, before expenses, to Energy Partners,
  Ltd. .........................................      $              $               $


     The expenses of this offering, not including the underwriting discount, are estimated at $1.2 million and are payable by us.

OVER-ALLOTMENT OPTIONS

     We have granted an option to the U.S. underwriters to purchase up to 690,000 additional shares at the public offering price less the underwriting discount. The U.S. underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the U.S. underwriters exercise this option, each U.S. underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that U.S. underwriter's initial amount reflected in the above table.

     We have also granted an option to the international managers, exercisable for 30 days from the date of this prospectus, to purchase up to 172,500 additional shares to cover any over-allotments on terms similar to those granted to the U.S. underwriters.

INTERSYNDICATE AGREEMENT

     The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the U.S. underwriters and the international managers may sell shares to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to U.S. persons or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement.

RESERVED SHARES


     At our request, the U.S. underwriters have reserved up to 2% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the U.S. underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the

U.S. underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

NO SALES OF SIMILAR SECURITIES

     We, our officers and directors, Evercore and Energy Income Fund have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

     - offer, pledge, sell or contract to sell any common stock,

     - sell any option or contract to purchase any common stock,

     - purchase any option or contract to sell any common stock,

     - grant any option, right or warrant for the sale of any common stock, other than in connection with the conversion of our preferred stock into common stock and pursuant to our employee benefit plan or non-employee director stock option plan,

     - lend or otherwise dispose of or transfer any common stock,

     - request or demand that we file a registration statement related to the common stock, other than in connection with our employee benefit plan or non-employee director stock option plan, or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.


     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Merrill Lynch has advised us that they have no present intention or arrangement to release any of the securities subject to this lockup provision.


LISTING

     We expect the shares to be approved for listing on the New York Stock Exchange under the symbol "EPL." In order to meet the requirements for listing on that exchange, the U.S. underwriters and the international managers have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

     Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the U.S. representatives and lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

     - the valuation multiples of publicly traded companies that the U.S. representatives and the lead managers believe to be comparable to us,

     - our financial information,

     - the history of, and the prospects for, our company and the industry in which we compete,

     - an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

     - the present state of our development, and

     - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

     An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

     The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

     Until the distribution of the common shares is completed, the SEC rules may limit underwriters and selling group members from bidding for or purchasing our common shares. However, the U.S. underwriters may engage in transactions that stabilize the price of the common shares, such as bids or purchases that peg, fix or maintain that price.

     The U.S. underwriters may purchase and sell the common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the U.S. underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The U.S. underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the U.S. underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The U.S. underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the U.S. underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the U.S. underwriters in the open market prior to the completion of the offering.

     The U.S. underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the U.S. underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Similar to other purchase transactions, the U.S. underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares. As a result, the price of the common shares may be higher than the price that might otherwise exist in the open market.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither we nor any of the underwriters makes any representation that the U.S. underwriters or the international managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS


     In November 1999, we closed the private placement to Evercore. UBS Warburg LLC acted as our advisor for this private placement, for which it received a customary cash fee for its services.

                                 LEGAL MATTERS

     The validity of our common shares offered in this offering will be passed upon for us by Cahill Gordon & Reindel, New York, New York. Baker Botts L.L.P. will act as counsel for the underwriters. Baker Botts L.L.P. acted as counsel to Evercore Capital Partners L.P. in connection with its investment of $60.0 million in the company in November 1999.

                                    EXPERTS

     Our financial statements as of December 31, 1998 and 1999 and the period from January 29, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The statements of revenues and direct operating expenses of the 30% interest in the Bay Marchand 2 Field, South Timbalier Block 26 for the nine months ended December 31, 1998 and the year ended December 31, 1999, which we acquired, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


     The statements of revenues and direct operating expenses of Ocean Energy, Inc.'s 96.1% interest in the East Bay Complex for the three years ended December 31, 1999, which we acquired, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


     The estimated reserve evaluations and related calculations of Netherland, Sewell & Associates, Inc., independent petroleum engineering consultants, included in this prospectus and the exhibits to the registration statement of which this prospectus is a part have been included in reliance on the authority of said firm as experts in petroleum engineering.

                      WHERE YOU CAN FIND MORE INFORMATION


     We have filed with the SEC under the Securities Act a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other document are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and the common stock offered hereby, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information that is filed through the SEC's EDGAR System. The web site can be accessed at http://www.sec.gov.

                     GLOSSARY OF OIL AND NATURAL GAS TERMS

     "3-D seismic" Geophysical data that depict the subsurface strata in three dimensions. 3-D seismic typically provides a more detailed and accurate interpretation of the subsurface strata than 2-D, or two-dimensional, seismic.

     "Bbl" One stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus in reference to oil and other liquid hydrocarbons.

     "Bcf" One billion cubic feet of natural gas.

     "Boe" Barrels of oil equivalent, with six thousand cubic feet of natural gas being equivalent to one barrel of oil.

     "completion" The installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

     "Mbbls" One thousand barrels of oil or other liquid hydrocarbons.

     "Mboe" One thousand barrels of oil equivalent.

     "Mcf" One thousand cubic feet of natural gas.

     "Mmbls" Millions of barrels of oil or other liquid hydrocarbons.

     "Mmboe" One million barrels of oil equivalent.

     "Mmbtu" One million British Thermal Units.

     "Mmcf" One million cubic feet of natural gas.


     "payout" Generally refers to the recovery by the incurring party of its costs of drilling, completing, equipping and operating a well before another party's participation in the benefits of the well commences or is increased to a new level.



     "plugging and abandonment" Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another or to the surface. Regulations of many states require plugging of abandoned wells.



     "Pre-tax PV-10" The present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated lease operating expense, production taxes and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, or Federal income taxes and discounted using an annual discount rate of 10%.


     "reservoir" A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

     "working interest" The interest in an oil and natural gas property (normally a leasehold interest) that gives the owner the right to drill, produce and conduct operations on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

                             ENERGY PARTNERS, LTD.

                         INDEX TO FINANCIAL STATEMENTS

Energy Partners, Ltd.
  Independent Auditors' Report..............................   F-2
  Balance Sheets at December 31, 1998 and 1999..............   F-3
  Statements of Operations for the period from January 29,
     1998 (inception) to December 31, 1998 and the year
     ended December 31, 1999................................   F-4
  Statements of Changes in Stockholders' Equity for the
     period from January 29, 1998 (inception) to December
     31, 1998 and the year ended December 31, 1999..........   F-5
  Statements of Cash Flows for the period from January 29,
     1998 (inception) to December 31, 1998 and the year
     ended December 31, 1999................................   F-6
  Notes to Financial Statements.............................   F-7
  Consolidated Balance Sheet as of June 30, 2000
     (unaudited)............................................  F-17
  Consolidated Statements of Operations for the six months
     ended June 30, 1999 and 2000 (unaudited)...............  F-18
  Consolidated Statements of Cash Flows for the six months
     ended June 30, 1999 and 2000 (unaudited)...............  F-19
  Notes to Consolidated Financial Statements (unaudited)....  F-20
South Timbalier 26
  Independent Auditors' Report..............................  F-23
  Statements of Revenues and Direct Operating Expenses for
     the nine months ended December 31, 1998, the year ended
     December 31, 1999 and the three months ended March 31,
     2000 (unaudited).......................................  F-24
  Notes to Financial Statements.............................  F-25
East Bay
  Independent Auditors' Report..............................  F-28
  Statements of Revenues and Direct Operating Expenses for
     the three years ended December 31, 1999 and the three
     months ended March 31, 2000 (unaudited)................  F-29
  Notes to Financial Statements.............................  F-30

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Energy Partners, Ltd.:

     We have audited the accompanying balance sheets of Energy Partners, Ltd. as of December 31, 1998 and 1999, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from January 29, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Energy Partners, Ltd. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the period from January 29, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999, in conformity with generally accepted accounting principles.


                                                         KPMG LLP


New Orleans, Louisiana
March 31, 2000, except as to
  the third paragraph of
  Note 9 and the
  second paragraph of
  Note 2(e), which are
  as of April 20, 2000
  and September 15, 2000, respectively.

                             ENERGY PARTNERS, LTD.

                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1999

                                                                 1998          1999
                                                              -----------   -----------
                                        ASSETS
Current assets:
  Cash and cash equivalents.................................  $   652,116   $22,282,376
  Trade accounts receivable.................................   12,753,040     7,970,738
  Prepaid expenses..........................................       84,562       300,698
                                                              -----------   -----------
          Total current assets..............................   13,489,718    30,553,812
Property and equipment, at cost under the successful efforts
  method of accounting for oil and gas properties...........   27,081,424    42,241,227
Less accumulated depreciation, depletion and amortization...   (1,236,709)   (5,627,323)
                                                              -----------   -----------
          Net property and equipment........................   25,844,715    36,613,904
Deferred income taxes.......................................      359,510     1,545,049
Deferred financing costs -- net of accumulated amortization
  of $17,981 in 1998 and $108,130 in 1999...................      320,662       563,093
                                                              -----------   -----------
                                                              $40,014,605   $69,275,858
                                                              ===========   ===========
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $16,641,052   $ 4,215,030
  Accrued expenses..........................................    3,894,695     1,623,489
  Accrued interest..........................................      106,667       169,850
                                                              -----------   -----------
          Total current liabilities.........................   20,642,414     6,008,369
Long-term debt..............................................   20,000,000    10,150,000
Other.......................................................       66,667       457,386
                                                              -----------   -----------
                                                               40,709,081    16,615,755
                                                              -----------   -----------
Redeemable Preferred Stock, $1 par value, authorized
  1,700,000 shares; issued and outstanding, 600,000 shares;
  aggregate liquidation preference $60,800,000..............           --    56,475,276
Stockholders' equity:
  Common stock, par value $0.01 per share. Authorized
     50,000,000 shares; issued and outstanding:
     1998 -- 15,060,000 shares; 1999 -- 11,768,280
     shares;................................................      150,060       117,683
  Additional paid-in capital................................           --        32,377
  Accumulated deficit.......................................     (845,076)   (3,965,233)
                                                              -----------   -----------
          Total stockholders' equity........................     (694,476)   (3,815,173)
                                                              -----------   -----------
                                                              $40,014,605   $69,275,858
                                                              ===========   ===========

                See accompanying notes to financial statements.

                             ENERGY PARTNERS, LTD.

                            STATEMENTS OF OPERATIONS
         PERIOD FROM JANUARY 29, 1998 (INCEPTION) TO DECEMBER 31, 1998
                        AND YEAR ENDED DECEMBER 31, 1999

                                                                 1998          1999
                                                              -----------   -----------
Revenue:
  Oil and gas...............................................  $ 1,791,775   $ 8,484,253
  Other.....................................................      174,330     1,025,150
                                                              -----------   -----------
                                                                1,966,105     9,509,403
                                                              -----------   -----------
Costs and expenses:
  Lease operating...........................................      359,228     1,640,586
  Exploration expenditures and dry hole costs...............           --     1,570,058
  Depreciation, depletion and amortization..................    1,303,376     4,524,723
  General and administrative................................      614,416     2,608,803
                                                              -----------   -----------
          Total costs and expenses..........................    2,277,020    10,344,170
                                                              -----------   -----------
Loss from operations........................................     (310,915)     (834,767)
                                                              -----------   -----------
Other income (expense):
  Interest income...........................................       48,656       312,227
  Interest expense..........................................     (801,767)   (2,947,354)
                                                              -----------   -----------
                                                                 (753,111)   (2,635,127)
                                                              -----------   -----------
          Loss before income taxes..........................   (1,064,026)   (3,469,894)
Income tax benefit..........................................      359,510     1,185,539
                                                              -----------   -----------
          Net loss..........................................     (704,516)   (2,284,355)
Less dividends earned on preferred stock and accretion of
  issuance costs............................................           --      (836,342)
                                                              -----------   -----------
          Net loss available to common stockholders.........  $  (704,516)  $(3,120,697)
                                                              ===========   ===========
Basic loss per share........................................  $     (0.09)  $     (0.22)
                                                              ===========   ===========
Diluted loss per share......................................  $     (0.09)  $     (0.22)
                                                              ===========   ===========
Weighted average common shares used in computing loss per
  share:
     Basic..................................................    7,426,849    14,246,727
                                                              ===========   ===========
     Diluted................................................    7,426,849    14,246,727
                                                              ===========   ===========
Pro forma loss per share (note 11):
     Basic loss per share...................................                $     (2.07)
                                                                            ===========
     Diluted loss per share.................................                $     (2.07)
                                                                            ===========
Weighted average common shares used in computing pro forma
  loss per share:...........................................                 23,461,682
                                                                            ===========
     Basic..................................................
     Diluted................................................                 23,461,682
                                                                            ===========

                See accompanying notes to financial statements.

                             ENERGY PARTNERS, LTD.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
         PERIOD FROM JANUARY 29, 1998 (INCEPTION) TO DECEMBER 31, 1998
                        AND YEAR ENDED DECEMBER 31, 1999

                                                              ADDITIONAL
                                       COMMON       COMMON     PAID-IN     ACCUMULATED
                                    STOCK SHARES    STOCK      CAPITAL       DEFICIT        TOTAL
                                    ------------   --------   ----------   -----------   -----------
Balance at inception..............           --    $     --    $    --     $        --   $        --
Stock issued for cash.............   15,060,000      10,040         --              --        10,040
Establishment of $0.01 par
  value...........................           --     140,020         --        (140,020)           --
Net loss..........................           --          --         --        (704,516)     (704,516)
                                     ----------    --------    -------     -----------   -----------
Balance at December 31, 1998......   15,060,000     150,060         --         844,536      (694,476)
EIF Shares cancelled..............   (3,291,720)    (32,377)    32,377              --            --
Dividends earned on Preferred
  Stock...........................           --          --         --        (800,000)     (800,000)
Accretion of Preferred Stock
  issuance costs..................           --          --         --         (36,342)      (36,342)
Net loss..........................           --          --         --      (2,284,355)   (2,284,355)
                                     ----------    --------    -------     -----------   -----------
Balance at December 31, 1999......   11,768,280    $117,683    $32,377     $(3,965,233)  $(3,815,173)
                                     ==========    ========    =======     ===========   ===========

                See accompanying notes to financial statements.

                             ENERGY PARTNERS, LTD.

                            STATEMENTS OF CASH FLOWS
         PERIOD FROM JANUARY 29, 1998 (INCEPTION) TO DECEMBER 31, 1998
                        AND YEAR ENDED DECEMBER 31, 1999

                                                                  1998           1999
                                                              ------------   ------------
Cash flows from operating activities:
  Net loss..................................................  $   (704,516)  $ (2,284,355)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depreciation, depletion and amortization...............     1,303,376      4,524,723
     Deferred income taxes..................................      (359,510)    (1,185,539)
     Exploration expenditures and dry hole costs............            --      1,570,058
     Amortization of deferred financing costs...............            --         90,149
     Changes in operating assets and liabilities:
       Accounts receivable..................................   (12,753,040)     4,782,302
       Prepaids.............................................       (84,562)      (216,136)
       Accounts payable and accrued expenses................    20,535,747    (12,196,134)
       Accrued interest.....................................       106,667         63,183
       Other liabilities....................................            --        257,395
                                                              ------------   ------------
          Net cash provided by (used in) operating
            activities......................................     8,044,162     (4,594,354)
                                                              ------------   ------------
Cash flows used in investing activities
  Property acquisitions.....................................    (9,045,000)    (1,410,000)
  Exploration and development expenditures..................   (18,036,424)   (17,822,730)
                                                              ------------   ------------
                                                               (27,081,424)   (19,232,730)
                                                              ------------   ------------
Cash flows from financing activities:
  Deferred financing costs..................................      (320,662)      (331,580)
  Repayments of long-term debt..............................            --    (30,300,000)
  Proceeds from long-term debt..............................    20,000,000     20,450,000
  Proceeds from issuance of common stock....................        10,040             --
  Preferred Stock issuance costs............................            --     (4,361,076)
  Proceeds from issuance of Preferred Stock.................            --     60,000,000
                                                              ------------   ------------
          Net cash provided by financing activities.........    19,689,378     45,457,344
                                                              ------------   ------------
          Net increase in cash and cash equivalents.........       652,116     21,630,260
Cash and cash equivalents at beginning of period............            --        652,116
                                                              ------------   ------------
Cash and cash equivalents at end of period..................  $    652,116   $ 22,282,376
                                                              ============   ============
Supplemental cash flow information:
  Interest paid, net of amounts capitalized.................  $    982,856   $  3,191,515
                                                              ============   ============
  Income taxes paid.........................................  $         --   $         --
                                                              ============   ============
Supplemental disclosures of non-cash equity information:
  Dividends earned on Preferred Stock.......................  $         --   $    800,000
                                                              ============   ============

                See accompanying notes to financial statements.

                             ENERGY PARTNERS, LTD.

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999
(1) ORGANIZATION

     Energy Partners, Ltd. (the Company) was incorporated on January 29, 1998 and is an independent oil and natural gas exploration and production company concentrated in the shallow to moderate depth waters in the central region of the Gulf of Mexico Shelf; therefore, operations are directly affected by fluctuating economic conditions of the domestic oil and natural gas industry.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Property and Equipment

     The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, and geological and geophysical costs are expensed.

     Unproved oil and gas properties are periodically assessed on a property-by-property basis, and a loss is recognized to the extent, if any, that the cost of the property has been impaired. Capitalized costs of producing oil and gas properties are depreciated and depleted by the units-of-production method.

     The Company assesses the impairment of capitalized costs of proved oil and gas properties on a field-by-field basis, utilizing its current estimate of future revenues and operating expenses. In the event net undiscounted cash flow is less than the carrying value, an impairment loss is recorded based on the present value of expected future net cash flows over the economic lives of the reserves.

     The estimated costs of dismantling and abandoning offshore oil and gas properties are provided currently using the unit-of-production method. Such provision is included in depletion, depreciation and amortization in the accompanying statements of operations. As of December 31, 1999, such costs are expected to be approximately $1.6 million. To date, $0.2 million has been accrued and is included in other liabilities in the accompanying balance sheets.

     On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depletion, depreciation and amortization are eliminated from the property accounts, and the resulting gain or loss is recognized.

  (b) Income Taxes

     The Company accounts for income taxes under the asset and liability method which requires that deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

  (c) Other Revenue

     The Company earned a management fee for its service as the operator of South Timbalier 26 in which it holds a 20% working interest, which is revenue when the services are performed. Management fee revenue was $146,651 and $766,075 in 1998 and 1999, respectively.

  (d) Deferred Financing Costs

     Costs incurred to obtain financing were deferred and are being amortized as additional interest expense over the maturity period of the related debt.

                             ENERGY PARTNERS, LTD.

  (e) Earnings Per Share

     Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed in the same manner as basic earnings per share except that the denominator is increased to include the number of additional common shares that could have been outstanding assuming the exercise of convertible preferred stock shares, the warrant and escrow shares and the potential shares that would have a dilutive effect on earnings per share.

     On July 12, 2000 the Board of Directors approved a fifteen hundred-for-one stock split on the Company's common stock to be effected by the distribution of fifteen hundred shares for each share outstanding. On September 15, 2000, the Company increased the number of authorized common shares from 20,000 to 50,000,000 and established a par value of $0.01 per share. All shares outstanding, per share amounts and par value have been restated to reflect the stock split and the establishment of a par value.

     The effect of the preferred dividends and accretion of issuance costs on arriving at the loss available to common stockholders was none in 1998 and $836,342 in 1999. The number of dilutive convertible preferred stock shares, the warrant and escrow shares used in computing diluted earnings per share were none as these securities were anti-dilutive in 1999.

  (f) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (g) Revenue Recognition

     The Company uses the entitlement method for recording natural gas sales revenues. Under this method of accounting, revenue is recorded based on the Company's net working interest in field production. Deliveries of natural gas in excess of the Company's working interest are recorded as liabilities and under-deliveries are recorded as receivables. These amounts are not material at December 31, 1998 and 1999.

  (h) Statements of Cash Flows

     For purposes of the statements of cash flows, highly-liquid investments with maturities of three months or less are considered cash equivalents. In 1998 and 1999, interest-bearing cash equivalents were approximately $0.5 million and $23.2 million, respectively. Exploration expenditures incurred are excluded from operating cash flows and included in investing activities.

  (i) New Accounting Pronouncements

     In June of 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (Statement 133), "Accounting for Derivative Instruments and Hedging Activities". Statement 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Statement 133 requires that all derivatives be recognized as either assets or liabilities in the balance sheet and measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains or losses) depends on the intended use of the derivative and resulting designation. If certain conditions are met, a derivative may be specifically designated as a "fair value hedge," "cash flow hedge," or a hedge of the foreign currency exposure of a net investment in a foreign operation. Statement 133 amends and supersedes a number of existing Statements of Financial Accounting Standards, and nullifies or modifies the consensus reached in a number of issues addressed by the Emerging Issues Task Force. Statement 133, as amended, is effective

                             ENERGY PARTNERS, LTD.

for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company is assessing the impact of adoption of Statement 133, and at the present time, has not quantified the effect of adoption or the continuing impact of such adoption.

(3) PROPERTY AND EQUIPMENT

     The following is a summary of property and equipment at December 31, 1998 and 1999:

                                                                1998          1999
                                                             -----------   -----------
Proved oil and gas properties..............................  $26,575,870   $41,466,815
Furniture and fixtures.....................................      505,554       774,412
                                                             -----------   -----------
                                                              27,081,424    42,241,227
Less accumulated depreciation, depletion and
  amortization.............................................   (1,236,709)   (5,627,323)
                                                             -----------   -----------
          Net property and equipment.......................  $25,844,715   $36,613,904
                                                             ===========   ===========


     In June 1998, the Company commenced a drill-to-earn program with Chevron covering Main Pass 122/133. It was a four-well drilling commitment. Under the terms of the agreement, the Company retained 100% of Chevron's working interest in the wells (Chevron's interests were 100% in two wells and 69% in the other two wells). The Company is entitled to recoup its investment plus a specified return through 75% of the production stream. Chevron is responsible for lease operating costs out of their retained 25% production interest. At December 31, 1999, the Company's net investment was approximately $13.2 and revenue was approximately $2.6 million for the year ended December 31, 1999. Following payout, which has not yet occurred, the Company's interest will decrease to 1%.


     The Company capitalizes interest on expenditures for significant exploration and development projects while activities are in progress to bring the assets to their intended use. Amounts capitalized were $287,754 and $307,344 in 1998 and 1999, respectively.

     All oil and gas properties are collateral for long-term debt.

(4) REDEEMABLE PREFERRED STOCK

     In 1999, the Company authorized 1,700,000 shares of preferred stock (Preferred Stock) having a par value of $1.00 per share, of which 1,550,000 shares are designated as Series A and Series B Redeemable Cumulative Convertible Preferred Stock and Series C Redeemable Cumulative Preferred Stock. In November 1999, the Company entered into a stock purchase agreement whereby 600,000 shares of Series A and B Preferred Stock were sold for $60.0 million. At the time of the transaction, these shares were convertible into the equivalent of 53.1% of the voting common stock. At December 31, 1999, the Company had Preferred Stock authorized, issued and outstanding as follows:

                                                       AUTHORIZED   ISSUED    OUTSTANDING
                                                       ----------   -------   -----------
Series A.............................................   500,000     500,000     500,000
Series B.............................................   150,000     100,000     100,000
Series C.............................................   900,000          --          --
Undesignated.........................................   150,000          --          --


     The Preferred Stock earns cumulative dividends of 10% annually on the liquidation value of the Series A and B Preferred Stock plus dividends in arrears. The dividends on the Series A Preferred Stock are payable in additional fully paid and non-assessable shares (no further investment is required by the stockholders) of Series C Preferred Stock, the dividends on the Series B Preferred Stock are payable in additional fully paid and non-assessable shares of Series B Preferred Stock and the dividends on the

                             ENERGY PARTNERS, LTD.

Series C Preferred Stock are payable in cash. All accrued dividends are recorded as an increase to the carrying value of the Preferred Stock and must be paid prior to the payment of any dividends on common stock. At December 31, 1999, there was $800,000 ($0.06 per share) of Preferred Stock dividends in arrears, of which approximately $133,333 or 1,333 shares is Series B Preferred Stock recorded at fair value.


     On November 17, 2009, the Company will be required to redeem all outstanding shares of (a) Series A and B Preferred Stock at a redemption price of the greater of (i) $100 per share plus accrued dividends in cash or (ii) at the fair market price of the number of shares of common stock into which the shares of Series A and B Preferred Stock are convertible on that date pursuant to the terms of the Series A and B Preferred Stock Certificates of Designations (Certificates of Designations) and (b) Series C Preferred Stock at a redemption price of $100 per share plus accrued dividends in cash.

     Provided that full cumulative dividends on the Preferred Stock are declared and paid to date, the holders of the Series A and B Preferred Stock may convert them into the number of fully paid and non-assessable shares of common stock based on a formula of dividing the liquidation value of the Preferred Stock by the fair value of the common stock (approximately $6.50 at November 17, 1999), pursuant to the Certificates of Designation. Also, provided such dividends are declared and paid and upon the closing of a qualifying public offering, each share of Series A and B Preferred Stock will automatically convert into the number of shares of Common Stock on that date based on the formula discussed above.

     The Company may redeem all of the outstanding shares of Preferred Stock after March 31, 2002. The total redemption value of the Preferred Stock outstanding at December 31, 1999 is presented on the Company's balance sheet net of issuance costs of approximately $4,325,000. These costs are being accreted over the 10-year period to the mandatory redemption date.

     In the event of any liquidation, dissolution or winding up of the affairs of the Company, holders of the Preferred Stock will be paid before payment to other stockholders. Holders of the Series A and B preferred stock will be paid the greater of (i) $100 per share plus accrued dividends or (ii) the fair market price of the number of shares of common stock into which the shares of Series A and B Preferred Stock are convertible on that date pursuant to the Certificates of Designation. The holders of the Series C preferred stock will be paid $100 per share plus accrued dividends.

(5) LONG-TERM DEBT

     In June 1999, the Company entered into a reducing revolving line of credit of $50.0 million with a bank. At December 31, 1999, the reducing revolving credit agreement had a borrowing base of $20.0 million and an expiration date of June 1, 2002. The agreement provides for monthly principal payments to the extent that the loan balance exceeds the borrowing base. Interest is at the banks prime rate plus 1/2% (9% at December 31, 1999). The amount outstanding under this agreement was $150,000 at December 31, 1999. The fair value of amounts outstanding under this financing agreement approximate book value at December 31, 1999.


     On April 15, 1998, the Company entered into a $20.0 million financing agreement with Energy Income Fund, L.P.(EIF). The borrowing base under the original agreement was $10.0 million. EIF also purchased 7,500,000 shares of the Company's common stock in June of 1998, prior to the commencement of significant operations, for $5,010 or approximately $.0007 per common share. The financing agreement was amended on June 19, 1998 to increase the borrowing base to $20.0 million. As of December 31, 1998 $20.0 million was outstanding under this financing agreement.


     On February 10, 1999, the financing agreement was further amended to increase the facility to $25.0 million. On November 17, 1999, in conjunction with the preferred stock transaction described in Note 4, the financing agreement was reduced to $10.0 million. The Company used $15.0 million of the

                             ENERGY PARTNERS, LTD.

proceeds from the Preferred Stock transaction to pay down the debt due to EIF. Interest accrues at 13% through September 30, 2000, 14% through December 31, 2000 and 15% thereafter. The terms of the financing agreement, as amended on March 31, 2000, require repayment by July 1, 2001. Amounts outstanding under this agreement are subordinated to the bank debt. The fair value of amounts outstanding under this financing agreement approximate book value at December 31, 1999.


     On November 17, 1999, EIF returned 3,291,720 shares of common stock as required by the preferred stock transaction discussed in Note 4. The amount originally paid by EIF for these shares of $32,377 was reclassified to additional paid-in capital in 1999.


     Also on November 17, 1999, the Company issued a warrant to EIF to purchase 928,050 shares of common stock as required by the Preferred Stock transaction discussed in Note 4. The warrant is exercisable at approximately $6.50 per share or through cashless exercise, subject to adjustment as specified in the agreement, in whole or in part at any time for a period of 60 days after the first to occur of (i) a qualifying public offering or (ii) December 31, 2001, subject to the Company meeting specified reserve replacement targets. The warrant was assigned no value at the date of issuance.

(6) INCOME TAXES

     Components of income tax benefit for the periods ended December 31, 1998 and 1999 are as follows:

                                                    CURRENT    DEFERRED        TOTAL
                                                    -------   -----------   -----------
1998:
  Federal.........................................    $--     $  (359,510)  $  (359,510)
  State...........................................     --              --            --
                                                      ---     -----------   -----------
                                                      $--     $  (359,510)  $  (359,510)
                                                      ===     ===========   ===========
1999:
  Federal.........................................    $--     $(1,185,539)  $(1,185,539)
  State...........................................     --              --            --
                                                      ---     -----------   -----------
                                                      $--     $(1,185,539)  $(1,185,539)
                                                      ===     ===========   ===========

     The effective rates of income tax expense are (33.8%) and (34.2%) for the periods ended December 31, 1998 and 1999, respectively. The reasons for the differences between the effective tax rates and the "expected" corporate federal income tax rate of 34% is as follows:

                                                               PERCENTAGE OF
                                                              PRETAX EARNINGS
                                                              ---------------
                                                              1998      1999
                                                              -----     -----
Expected tax rate...........................................  (34.0)%   (34.0)%
Other.......................................................    0.2      (0.2)
                                                              -----     -----
                                                              (33.8)%   (34.2)%
                                                              =====     =====

                             ENERGY PARTNERS, LTD.

     The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset at December 31, 1998 and 1999 are presented below:

                                                                1998        1999
                                                              --------   ----------
Deferred tax asset -- federal net operating loss
  carryforwards.............................................  $430,281   $7,528,716
Deferred tax liabilities -- property, plant and equipment,
  principally due to differences in depreciation and
  capitalized interest......................................    70,771    5,983,667
                                                              --------   ----------
     Net deferred tax asset.................................  $359,510   $1,545,049
                                                              ========   ==========

     At December 31, 1999, the Company had a net operating loss carryforward of approximately $22,000,000, which is available to reduce future federal taxable income through 2019. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized through future earnings and tax planning strategies. As a result, no valuation allowance has been provided.

(7) COMMITMENTS AND CONTINGENCIES

     The Company has an operating lease for office space which expires in 2008.

     Future minimum lease commitments as of December 31, 1999 under this operating lease are as follows:

2000........................................................   $  404,629
2001........................................................      680,918
2002........................................................      680,918
2003........................................................      680,918
2004........................................................      723,469
Thereafter..................................................    3,021,549
                                                               ----------
                                                               $6,192,401
                                                               ==========

     Rent expense for the periods ended December 31, 1998 and 1999 was approximately and $100,000 and $388,500, respectively.

     From time to time, the Company is involved in litigation arising out of operations in the normal course of business. In management's opinion, the Company is not involved in any litigation, the outcome of which would have a material effect on the financial position, results of operations or liquidity of the Company.

(8) ESCROW SHARES


     In November 1999, as a requirement to complete the Preferred Stock transaction discussed in Note 4, management and director stockholders placed in escrow 3,304,830 shares of common stock. These common shares were originally issued in early 1998, as part of the initial capitalization of the Company, for cash prior to the commencement of any significant operations by the Company. These shares may not be voted by the management and director stockholders and all or a portion will be released from escrow only upon the attainment of specified reserve replacement targets or upon completion of a qualifying public offering. At such time as the qualifying public offering is completed or that it becomes probable the reserve replacement targets are met, compensation expense to the management stockholders equal to the fair value of the shares at that time will be recorded by the Company. If the Company meets the reserve replacement target by December 31, 2001 then all of the shares will be released. The reserve replacement

                             ENERGY PARTNERS, LTD.

target was initially set at approximately 15.8 million barrels of oil equivalent of proved developed producing reserves subject to adjustment for capital expenditures and acquisitions through December 31, 2001. Any shares not released as a result of not meeting the reserve replacement target, will be cancelled. If the shares are released as a result of a qualifying public offering, only 77% or approximately 2,545,500 shares will be released (2,530,007 to management stockholders). The remaining shares will be cancelled. Compensation expense for the shares released to the management stockholders if the maximum reserve replacement target is met and if a qualifying public offering is completed is estimated to be $59.0 million and $45.5 million, respectively. Estimated compensation expense was calculated using $18.00, the estimated offering price for the Company's common stock.


     An additional 139,500 shares of common stock are available for grant to employees and if granted, will vest at the time of the qualifying public offering.

(9) SUBSEQUENT EVENT


     On March 31, 2000, the Company purchased an 80% working interest in South Timbalier 26 from Unocal for approximately $44.9 million, which included $1.25 million for pipeline assets acquired by a wholly owned subsidiary of the Company, EPL Pipeline L.L.C. Additionally, on March 31, 2000 the Company purchased an average 96.1% working interest in East Bay Field (East Bay) from Ocean Energy, Inc. for approximately $72.6 million.


     In order to finance the acquisitions, the Company entered into a reducing revolving line of credit with the bank. The agreement provides for a $90.0 million reducing revolving line of credit and a $25.0 million reducing bridge financing (together, bank facility). Beginning June 1, 2000, the borrowing base reductions are $1.6 million monthly on the $90.0 million portion and $0.4 million monthly on the $25.0 million portion. The $25.0 million reducing bridge financing terminates on March 30, 2001. The amount outstanding under the bank facility was $108.0 million at March 31, 2000.

     On April 20, 2000, the Company completed the sale of 50% of its working interest in South Timbalier 26. Proceeds from the sale were used to reduce the borrowings under the bank facility to approximately $71.8 million. As a result of this reduction, the borrowing base reduction on the $90.0 million portion was adjusted to $1.4 million.

     In the purchases and the sale of the properties, the respective buyers have the right to audit the closing statements. We do not expect any material adjustments as a result of these audits.

(10) RELATED PARTY

     The Company's President and Chief Executive Officer serves on the board of directors of a company that provides contract operations and other production services to the Company. The Company incurred expenses from this service provider of $3.2 million and $4.7 million in 1998 and 1999, respectively. Loss of this service provider would not have a material adverse effect on the operations of the Company.

     On January 21, 1999, the Board of Directors approved the establishment of a 3% overriding royalty fund for executive stockholders. The royalty was to be paid based on revenue on all existing properties to the extent that funds were available from net operating income. A formal plan was not developed, however at the time of the Preferred Stock transaction described in Note 4 the Board of Directors approved a payment to the executive stockholders approximating the 3% override as if the plan had been formalized. The charge of approximately $490,000 has been recorded in the 1999 statement of operations. The Company no longer has any obligation for the overriding royalty fund.

                             ENERGY PARTNERS, LTD.

(11) PRO FORMA AMOUNTS

     The pro forma share and per share amounts on the statements of operations assumes that the Preferred Stock discussed in Note 4 converted and the 2,545,500 of escrow shares discussed in Note 8 were released on January 1, 1999.

(12) SUPPLEMENTARY OIL AND GAS DISCLOSURES -- UNAUDITED

     Users of this information should be aware that the process of estimating quantities of "proved" and "proved developed" natural gas and crude oil reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures. Proved reserves are estimated quantities of natural gas, crude oil and condensate that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved developed reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.


     On March 31, 2000 with an effective date of January 1, 2000, the Company acquired an average 96.1% interest in the East Bay Complex and an additional net 30% interest in South Timbalier Block 26. These acquisitions which are not reflected in the following reserve data caused a material change in the estimates of proved or proved developed reserves.


     The following table sets forth the Company's net proved reserves, including the changes therein, and proved developed reserves.


                                                              CRUDE OIL   NATURAL GAS
                                                               (Mbbls)      (Mmcf)
                                                              ---------   -----------
Proved developed and undeveloped reserves:
January 29, 1998............................................       --           --
  Purchase of reserves in place.............................    1,995        5,335
  Extensions, discoveries and other additions...............      962        7,437
  Production................................................      (96)        (238)
                                                                -----       ------
                                                                2,861       12,534
December 31, 1998:
  Extensions, discoveries and other additions...............    1,079          267
  Purchase of reserves in place.............................      268          782
  Production................................................     (384)        (831)
                                                                -----       ------
December 31, 1999...........................................    3,824       12,752
                                                                =====       ======
Proved developed reserves:
  December 31, 1998.........................................    2,467       10,859
  December 31, 1999.........................................    2,715        7,631

                             ENERGY PARTNERS, LTD.

     Capitalized costs for oil and gas producing activities consist of the following:

                                                               1998           1999
                                                            -----------    -----------
Proved properties.........................................  $26,575,870    $41,466,815
Unproved properties.......................................           --             --
Accumulated depreciation, depletion and amortization......   (1,169,443)    (5,362,024)
                                                            -----------    -----------
          Net capitalized costs...........................  $25,406,427    $36,104,791
                                                            ===========    ===========

     Costs incurred for oil and gas property acquisition, exploration and development activities for the period ended December 31, 1998 and the year ended December 31, 1999 are as follows:

                                                                1998          1999
                                                             -----------   -----------
Oil and gas property acquisition...........................  $ 9,045,000   $ 1,410,000
Exploration................................................      249,000     1,507,500
Development................................................   17,282,000    15,604,200
                                                             -----------   -----------
          Total costs incurred.............................  $26,576,000   $18,521,700
                                                             ===========   ===========

 STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO RESERVES

     The following information has been developed utilizing procedures prescribed by Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities" (SFAS No. 69). It may be useful for certain comparative purposes, but should not be solely relied upon in evaluating the Company or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of the Company.

     The Company believes that the following factors should be taken into account in reviewing the following information: (1) future costs and selling prices will probably differ from those required to be used in these calculations; (2) due to future market conditions and governmental regulations, actual rates of production achieved in future years may vary significantly from the rate of production assumed in the calculations; (3) selection of a 10% discount rate is arbitrary and may not be reasonable as a measure of the relative risk inherent in realizing future net oil and gas revenues; and (4) future net revenues may be subject to different rates of income taxation.

     Under the Standardized Measure, future cash inflows were estimated by applying period end oil and gas prices adjusted for field and determinable escalations to the estimated future production of period-end proved reserves. Future cash inflows were reduced by estimated future development, abandonment and production costs based on period-end costs in order to arrive at net cash flow before tax. Future income tax expense has been computed by applying period-end statutory tax rates to aggregate future net cash flows, reduced by the tax basis of the properties involved and tax carryforwards. Use of a 10% discount rate is required by SFAS No. 69.

     Management does not rely solely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

                             ENERGY PARTNERS, LTD.

     The standardized measure of discounted future net cash flows relating to proved oil and gas reserves is as follows (in thousands):

                                                                1998       1999
                                                              --------   --------
Future cash inflows.........................................  $ 61,483   $125,038
  Future production costs...................................    (9,900)   (29,036)
  Future development and abandonment costs..................   (10,532)   (19,003)
  Future income tax expense.................................    (5,434)   (12,906)
                                                              --------   --------
Future net cash flows after income taxes....................    35,617     64,093
10% annual discount for estimated timing of cash flows......   (10,728)   (16,916)
                                                              --------   --------
Standardized measure of discounted future net cash flows....  $ 24,889   $ 47,177
                                                              ========   ========

     A summary of the changes in the standardized measure of discounted future net cash flows applicable to proved oil and gas reserves for the period ended December 31, 1998 and year ended December 31, 1999 is as follows (in thousands):

                                                                1998       1999
                                                              --------   --------
Beginning of the period.....................................  $     --   $ 24,889
Sales and transfers of oil and gas produced, net of
  production costs..........................................    (1,433)    (6,843)
Net changes in prices and production costs..................   (18,469)    13,232
Extensions, discoveries and improved recoveries, net of
  future production costs...................................    23,649     18,130
Development costs incurred during the period................    17,531     18,141
Purchase of reserves in place...............................     9,045      1,410
Change in estimated future development costs................        --    (14,352)
Accretion of discount.......................................        --         42
Net change in income taxes..................................    (5,434)    (7,472)
                                                              --------   --------
Net increase................................................    24,889     22,288
                                                              --------   --------
End of period...............................................  $ 24,889   $ 47,177
                                                              ========   ========

     The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 1999 was based on period end prices realized which averaged approximately $2.42 per mcf for natural gas and approximately $24.64 per barrel for crude oil.

                             ENERGY PARTNERS, LTD.

                           CONSOLIDATED BALANCE SHEET


                                                              AS OF JUNE 30,     PRO FORMA
                                                                   2000        JUNE 30, 2000
                                                               (UNAUDITED)      (UNAUDITED)
                                                              --------------   -------------
                                           ASSETS
Current assets:
  Cash and cash equivalents.................................   $  6,663,676    $  3,512,637
  Trade accounts receivable.................................     12,744,325      12,744,325
  Other receivables.........................................      6,421,591       6,421,591
  Prepaid expenses..........................................      1,395,355       1,395,355
                                                               ------------    ------------
     Total current assets...................................     27,224,947      24,073,908
Property and equipment, at cost under the successful efforts
  method of accounting for oil and gas properties...........    144,711,330     144,711,330
Less accumulated depreciation, depletion and amortization...    (11,597,040)    (11,597,040)
                                                               ------------    ------------
     Net property and equipment.............................    133,114,290     133,114,290
Other assets................................................        500,000         500,000
Deferred financing costs -- net of accumulated amortization
  of $362,766...............................................      3,002,012       3,002,012
                                                               ------------    ------------
                                                               $163,841,249    $160,690,210
                                                               ============    ============

                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $  5,483,819    $  5,483,819
  Accrued expenses..........................................     16,108,348      16,108,348
  Current maturities of long-term debt......................     15,000,000      15,000,000
                                                               ------------    ------------
     Total current liabilities..............................     36,592,167      36,592,167
Long-term debt..............................................     60,000,000      60,000,000
Deferred income taxes.......................................      2,928,448       2,928,448
Other.......................................................      2,940,039       2,940,039
                                                               ------------    ------------
                                                                102,460,654     102,460,654
                                                               ------------    ------------
Redeemable Convertible Preferred Stock, $1 par value,
  authorized 1,700,000 shares; issued and outstanding,
  600,000 shares aggregate liquidation preference
  $64,814,529...............................................     60,663,088              --
Stockholders' equity:
  Common stock, par value $0.01 per share. Authorized
     50,000,000 shares; issued and outstanding 11,798,280
     shares.................................................        117,983         211,281
  Additional paid-in capital................................        542,077      57,960,828
  Retained earnings.........................................         57,447          57,447
                                                               ------------    ------------
     Total stockholders' equity.............................        717,507      58,229,556
                                                               ------------    ------------
                                                               $163,841,249    $160,690,210
                                                               ============    ============


                See accompanying notes to financial statements.

                             ENERGY PARTNERS, LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    SIX-MONTHS ENDED JUNE 30, 1999 AND 2000
                                  (UNAUDITED)


                                                                 1999          2000
                                                              -----------   -----------
Revenue:
  Oil and gas...............................................  $ 3,214,186   $30,009,170
  Other.....................................................      565,953       347,083
                                                              -----------   -----------
                                                                3,780,139    30,356,253
                                                              -----------   -----------
Costs and expenses:
  Lease operating...........................................      622,701     7,992,163
  Exploration expenditures..................................          461       824,195
  Depreciation, depletion and amortization..................    1,935,819     8,286,493
  General and administrative................................    1,098,437     5,576,710
                                                              -----------   -----------
          Total costs and expenses..........................    3,657,418    22,679,561
                                                              -----------   -----------
Income from operations......................................      122,721     7,676,692
                                                              -----------   -----------
Other income (expense):
  Interest income...........................................       84,734       327,510
  Interest expense..........................................   (1,301,049)   (3,056,860)
  Gain on sale of oil and gas assets........................           --     7,781,448
                                                              -----------   -----------
                                                               (1,216,315)    5,052,098
                                                              -----------   -----------
     Income (loss) before income taxes......................   (1,093,594)   12,728,790
Income taxes................................................      374,961    (4,473,527)
                                                              -----------   -----------
     Net income (loss)......................................     (718,633)    8,255,263
Less dividends earned on preferred stock....................           --    (4,232,583)
                                                              -----------   -----------
     Net income (loss) available to common shareholders.....  $  (718,633)  $ 4,022,680
                                                              ===========   ===========
Basic income (loss) per share...............................  $     (0.05)  $      0.47
                                                              ===========   ===========
Diluted income (loss) per share.............................  $     (0.05)  $      0.46
                                                              ===========   ===========
Weighted average common shares used in computing income
  (loss) per share:
  Basic.....................................................   15,060,000     8,494,500
                                                              ===========   ===========
  Diluted...................................................   15,060,000    17,824,339
                                                              ===========   ===========
Pro forma income per share (note 7):
  Basic income per share....................................                $      0.41
                                                                            ===========
  Diluted income per share..................................                $      0.41
                                                                            ===========
Weighted average common shares used in computing pro forma
  income per share:
  Basic.....................................................                 20,369,839
                                                                            ===========
  Diluted...................................................                 20,369,839
                                                                            ===========


                See accompanying notes to financial statements.

                             ENERGY PARTNERS, LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    SIX-MONTHS ENDED JUNE 30, 1999 AND 2000
                                  (UNAUDITED)


                                                                  1999           2000
                                                              ------------   -------------
Cash flows from operating activities:
  Net income (loss).........................................  $   (718,633)  $   8,255,263
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
       Depreciation, depletion and amortization.............     1,935,819       8,286,493
       Gain on sale of oil and gas assets...................            --      (7,781,448)
       Stock-based compensation -- expense..................            --       1,247,188
       Deferred income taxes................................      (374,961)      4,245,933
       Exploration expenditures.............................           461         824,195
       Amortization of deferred financing costs.............        16,515         254,636
       Changes in operating assets and liabilities:
          Receivables.......................................     7,499,298     (13,033,453)
          Prepaid expenses..................................        14,254      (1,094,656)
          Other assets......................................            --        (500,000)
          Accounts payable and accrued expenses.............    (3,372,463)      6,262,410
          Other liabilities.................................       165,082         146,974
                                                              ------------   -------------
          Net cash provided by operating activities.........     5,165,372       7,113,535
                                                              ------------   -------------
Cash flows used in investing activities:
  Property acquisitions.....................................            --    (117,390,382)
  Exploration and development expenditures..................   (10,001,326)     (4,063,827)
  Proceeds from sale of oil and gas assets..................            --      36,609,740
                                                              ------------   -------------
          Cash used in investing activities.................   (10,001,326)    (84,844,469)
                                                              ------------   -------------
Cash flows from financing activities:
  Deferred financing costs..................................      (139,144)     (2,737,766)
  Proceeds from long-term debt..............................     8,000,000     108,000,000
  Repayment of long-term debt...............................            --     (43,150,000)
                                                              ------------   -------------
          Net cash provided by financing activities.........     7,860,856      62,112,234
                                                              ------------   -------------
          Net increase (decrease) in cash and cash
            equivalents.....................................     3,024,902     (15,618,700)
Cash and cash equivalents at beginning of period............       652,116      22,282,376
                                                              ------------   -------------
Cash and cash equivalents at end of period..................  $  3,677,018   $   6,663,676
                                                              ============   =============
Supplemental disclosure of non-cash equity information:
  Dividends earned on Preferred Stock.......................            --       4,014,529
                                                              ============   =============


                See accompanying notes to financial statements.

                             ENERGY PARTNERS, LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 2000
                                  (UNAUDITED)

(1) BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Energy Partners, Ltd. (EPL) and EPL Pipeline L.L.C. (a wholly-owned subsidiary of EPL). EPL Pipeline L.L.C. was formed on February 3, 2000 to own and operate pipeline assets acquired from Unocal Corporation (Unocal) on March 31, 2000.

     Certain information and footnote disclosures normally in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to rules and regulations of the Securities and Exchange Commission; however, management believes the disclosures which are made are adequate to make the information presented not misleading. These financial statements and footnotes should be read in conjunction with the financial statements and notes thereto included in the Company's financial statements for the year ended December 31, 1999.

     The financial information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000, has not been audited. However, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for the periods presented have been included therein. The results of operations for the first six months of the year are not necessarily indicative of the results of operations, which might be expected for the entire year.

(2) ACQUISITIONS AND DISPOSITIONS


     On March 31, 2000, the Company purchased an 80% working interest in South Timbalier 26 from Unocal for approximately $44.9 million, which included $1.25 million for the pipeline assets discussed above. Additionally, on March 31, 2000 the Company purchased an average 96.1% working interest in East Bay Field (East
Bay) from Ocean Energy, Inc. for approximately $72.6 million. The entire purchase price for both acquisitions was allocated to property and equipment. The terms of the acquisitions did not contain any contingent consideration, options or future commitments.


     On April 20, 2000, the Company sold a 50% working interest in ST 26 for approximately $36.6 million resulting in a gain of approximately $7.8 million. The proceeds from this sale were used to reduce the borrowings under the reducing revolving line of credit.

     In the purchases and sale of the properties, the respective buyers have the right to audit the closing statements. We do not expect any material adjustments as a result of these audits.

(3) LONG-TERM DEBT

     In order to finance the acquisitions discussed above, the Company amended its reducing revolving line of credit with the bank. The agreement, as amended, provides for a $90.0 million reducing revolving line of credit with interest at LIBOR plus 3.0% and a $25.0 million reducing bridge financing with interest at LIBOR plus 5.5%. As a result of the payment discussed above, beginning June 1, 2000, the borrowing base reductions are $1.4 million monthly on the $90.0 million portion and $0.4 million monthly on the $25.0 million portion. The agreement provides for monthly principal payments to the extent that the loan balance exceeds the borrowing base. The $25.0 million reducing bridge financing terminates on March 30, 2001.

(4) EARNINGS PER SHARE

     Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed in the same manner as basic earnings per share except that the denominator is increased to

                             ENERGY PARTNERS, LTD.

include the number of additional common shares that could have been outstanding assuming the exercise of stock options, convertible preferred stock shares and warrants and the potential shares that would have a dilutive effect on earnings per share. The effect of the preferred stock dividends and accretion of issuance costs on arriving at income available to common stockholders was none in 1999 and $4,232,583 in 2000. The number of dilutive convertible preferred stock shares, the warrant and escrow shares and stock awards used in computing diluted earnings per share were none in 1999 as these securities were antidilutive and 9,329,839 in 2000.

     On July 12, 2000, the Board of Directors approved a fifteen hundred-for-one stock split on the Company's common stock to be effected by the distribution of fifteen hundred shares for each share outstanding. On September 15, 2000, the Company increased the number of authorized common shares from 20,000 to 50,000,000 and established a par value of $0.01 per share. All shares outstanding, per share amounts and par value have been restated to reflect the stock split and the establishment of a par value.

(5) STOCK-BASED COMPENSATION

     The Company uses the intrinsic value based method of accounting for stock-based compensation as prescribed by Accounting Principles Board's Opinion No. 25, "Accounting for Stock Issued to Employees."

     In April 2000, an employee, pursuant to their employment agreement, was granted 90,000 shares of restricted stock and stock options to purchase 375,000 shares of common stock. One-third of the restricted stock granted vested upon the execution of the employment agreement and one-third will vest on the first and second anniversary of the agreement. The stock options vest and are exercisable at the prices as follows: 150,000 shares at $7.67 per share after one year, 250,000 shares at $8.82 per share after two years and the remaining shares at $10.14 after three years.


     The grant date fair value of the restricted stock and options was $17.00. The Company recognized compensation expense in 2000 of $1,247,188 related to the restricted stock and stock option grants. At June 30, 2000, there was $737,188 of deferred stock based compensation expense.


(6) HEDGING ACTIVITIES

     Subsequent to June 30, 2000, the Company entered into derivative commodity instruments to manage commodity price risks associated with future crude oil production but does not use them for speculative purposes. The Company's commodity price hedging program utilizes swap contracts. To qualify as a hedge, these contracts must correlate to anticipated future production such that the Company's exposure to the effects of commodity price changes is reduced. The gains and losses related to these hedging transactions are recognized as adjustments to the revenue recorded for the related production. The Company uses the accrual method of accounting for derivative commodity instruments. At inception, any contract premiums paid are recorded as prepaid expenses and, upon settlement of the hedged production month, are included with the gains and losses on the contracts in oil and gas revenues. As of June 30, 2000, the Company had contracts maturing monthly through May 2001 related to the net sale of 2,153,000 barrels of crude oil at an average price of $23.86 per barrel. The effect to the Company to terminate these contracts at June 30, 2000 was estimated to be a loss of $9.7 million.

     In June of 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (Statement 133), "Accounting for Derivative Instruments and Hedging Activities." Statement 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Statement 133 requires that all derivatives be recognized as either assets or liabilities in the balance sheet and measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains or losses) depends on the intended use of the derivative and resulting designation. If certain conditions are met, a derivative may be

                             ENERGY PARTNERS, LTD.

specifically designated as a "fair value hedge," "cash flow hedge," or a hedge of the foreign currency exposure of a net investment in a foreign operation. Statement 133 amends and supersedes a number of existing Statements of Financial Accounting Standards, and nullifies or modifies the consensus reached in a number of issues addressed by the Emerging Issues Task Force. Statement 133, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company is assessing the impact of adoption of Statement 133, and at the present time, has not quantified the effect of adoption or the continuing impact of such adoption.


(7) PRO FORMA AMOUNTS



     The pro forma June 30, 2000 balance sheet reflects the conversion of the Preferred Stock into 9,329,839 shares of common stock as a result of the completion of a qualifying public offering. The conversion was effected using a conversion formula of Series A and B Preferred Stock, including accrued Series B dividends convertible into common shares of 96,955 and payment of the Series C dividends in cash.



     The pro forma share and per share amounts on the statements of operations assumes that the Preferred Stock discussed above converted and 2,545,500 of escrow shares with an expense of approximately $45.5 million were released on January 1, 1999.



(8) REDEEMABLE PREFERRED STOCK



     At June 30, 2000, there was $4,814,529 of Preferred Stock dividends in arrears, of which $3,151,000 is Series C Preferred Stock which will be paid in cash upon conversion. The remaining dividends are Series B Preferred Stock which will be converted into common stock as discussed in Note 7. The Company intends to declare and pay all dividends in arrears immediately prior to the initial public offering date.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Energy Partners, Ltd.:

     We have audited the accompanying statements of revenues and direct operating expenses of the 30% Interest in the Bay Marchand 2 Field, South Timbalier Block 26 for the nine months ended December 31, 1998 and the year ended December 31, 1999, acquired by Energy Partners, Ltd. These financial statements are the responsibility of Energy Partners, Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of revenues and direct operating expenses are free of material misstatement. An audit of a statement of revenues and direct operating expenses includes examining, on a test basis, evidence supporting the amounts and disclosures in that financial statement. An audit of a statement of revenues and direct operating expenses also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the statements of revenues and direct operating expenses provide a reasonable basis for our opinion.

     The accompanying statements of revenues and direct operating expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and excludes material expenses, described in
Note 1 to the financial statements, that would not be comparable to those resulting from the proposed future operations of the oil and gas property and is not intended to be a complete presentation of revenue and expenses.

     In our opinion, the statements of revenues and direct operating expenses referred to above present fairly, in all material respects, the revenues and direct operating expenses of the Interest acquired in the South Timbalier Block 26 Field as described in Note 1 for the nine months ended December 31, 1998 and the year ended December 31, 1999, in conformity with generally accepted accounting principles.

                                            KPMG LLP

New Orleans, Louisiana
May 19, 2000

                                  30% INTEREST
                            SOUTH TIMBALIER BLOCK 26

              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
 FOR THE NINE MONTHS ENDED DECEMBER 31, 1998, THE YEAR ENDED DECEMBER 31, 1999
                   AND THE THREE MONTHS ENDED MARCH 31, 2000

                                                                                        2000
                                                              1998         1999      (UNAUDITED)
                                                           ----------   ----------   -----------
Revenues -- oil and gas sales............................  $2,349,417   $7,948,611   $3,186,203
Direct operating expenses................................     952,034    1,747,901      736,057
                                                           ----------   ----------   ----------
Excess of revenues over direct operating expenses........  $1,397,383   $6,200,710   $2,450,146
                                                           ==========   ==========   ==========

See accompanying notes to statements of revenues and direct operating expenses.

                                  30% INTEREST
                            SOUTH TIMBALIER BLOCK 26

                         NOTES TO FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

     The accompanying financial statements present the revenues and direct operating expenses of Unocal Corporation (Unocal) 30% interest in the Bay Marchand 2 Field, South Timbalier Block 26 (the Property) for the nine months ended December 31, 1998 and the year ended December 31, 1999. Energy Partners, Ltd. (the Company) acquired an 80% interest in the property from Unocal on March 31, 2000 for $43.6 million and subsequently sold 50% on April 20, 2000 for $36.4 million, therefore, the accompanying financial statements present the net 30% acquired.

     The accompanying statements of revenues and direct operating expenses of the Property do not include general and administrative expenses, interest expense, depreciation, depletion and amortization, or any provision for income taxes since historical expenses of this nature incurred by Unocal are not necessarily indicative of the costs to be incurred by the Company.

     Revenues in the accompanying statements of revenues and direct operating expenses are recognized on the entitlement method. Direct operating expenses are recognized on the accrual basis and consist of monthly operator overhead costs and other direct costs of operating the Property which were charged to the joint account of working interest owners by the operator of the wells. Direct operating expenses include all costs associated with production, marketing and distribution, including all selling and direct overhead other than costs of general corporate activities.

     Historical financial information reflecting financial position, results of operations, and cash flows of the Property is not presented because the purchase price was assigned to the oil and gas property interests and related equipment acquired. Other assets acquired and liabilities assumed were not material. In addition, the Property was a part of much larger enterprises prior to the acquisition by the Company and representative amounts of general and administrative expenses, depreciation, depletion and amortization, interest and other indirect costs were not necessarily allocated to the Property acquired, nor would such allocated historical costs be relevant to future operations of the Property. Development and exploration expenditures related to the Property were insignificant in the relevant period. Accordingly, the historical statement of revenues and direct operating expenses of Unocal's interest in the Property is presented in lieu of the financial statements required under Item 3-05 of Securities and Exchange Commission Regulation S-X.

     The presented statement of revenues and direct operating expenses of the net 30% interest acquired for the three months ended March 31, 2000 is unaudited; however, it includes all adjustments (consisting only of normal recurring adjustments) which, in the opinion of the Company's management, are necessary for a fair presentation for such period. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year end. The results of operations for the interim period presented are not necessarily indicative of the results to be expected for the entire year.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

(2) SUPPLEMENTAL FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

     The following reserve estimates present the Company's estimate of the proven oil and gas reserves and net cash flow of the Property which is an offshore United States property. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, the estimates are expected to change as future information becomes available.

                                  30% INTEREST
                            SOUTH TIMBALIER BLOCK 26

                         NOTES TO FINANCIAL STATEMENTS

  (a) Reserve Quantity Information

     Below are the net quantities of net proved developed and undeveloped reserves and proved developed reserves of the Property.

                                                                OIL      GAS
                                                              (MBBLS)   (MMCF)
                                                              -------   ------
Proved developed and undeveloped reserves:
  April 1, 1998:............................................   1,730    4,106
     Production.............................................    (110)    (164)
                                                               -----    -----
  December 31, 1998:........................................   1,620    3,942
     Revisions of previous estimates........................     176      159
     Production.............................................    (288)    (352)
                                                               -----    -----
  December 31, 1999.........................................   1,508    3,749
                                                               -----    -----
Proved developed reserves:
  December 31, 1998.........................................   1,360    2,533
  December 31, 1999.........................................   1,273    1,914

  (b) Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil & Gas Reserves

     The Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (Standardized Measure) is a disclosure requirement under Statement of Financial Accounting Standards No. 69.

     The Standardized Measure of Discounted Future Net Cash Flows does not purport to be, nor should it be interpreted to present, the fair value of the oil and gas reserves of the properties. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, the value of unproved properties, and consideration of expected future economic and operating conditions.

     The estimates of future cash flows and future production and development costs are based on period-end sales prices for oil and gas, estimated future production of proved reserves and estimated future production and development costs of proved reserves, based on current costs and economic conditions. Future income tax expense is based on the Company's tax basis in the property acquired. The estimated future net cash flows are then discounted at a rate of 10%.

     The Standardized Measure of Discounted Future Net Cash Flows relating to proved oil and gas reserves is as follows (in thousands):

                                                               1998        1999
                                                              -------    --------
Future cash inflows.........................................  $19,648    $ 47,123
  Future production costs...................................   (3,263)    (10,959)
  Future development and abandonment cost...................   (9,547)     (8,780)
  Future income tax expense.................................   (1,983)     (8,011)
                                                              -------    --------
Future net cash flows.......................................    4,855      19,373
10% annual discount for estimated timing of cash flows......   (2,023)     (3,459)
                                                              -------    --------
Standardized measure of discounted future net cash flows....  $ 2,832    $ 15,914
                                                              =======    ========

                                  30% INTEREST
                            SOUTH TIMBALIER BLOCK 26

                         NOTES TO FINANCIAL STATEMENTS

     Changes in the Standardized Measure of discounted future net cash flows (before income taxes) relating to proved oil and gas reserves is as follows (in thousands):

                                                                1998       1999
                                                              --------    -------
Beginning of period.........................................  $ 17,655    $ 2,832
Sales of oil and gas produced, net of production expenses...    (1,397)    (6,201)
Changes in prices and production costs......................   (12,969)    20,257
Accretion of discount.......................................     1,030      4,999
Net change in income taxes..................................    (1,487)    (5,973)
                                                              --------    -------
End of period...............................................  $  2,832    $15,914
                                                              ========    =======

     Estimates of economically recoverable gas and oil reserves and of future net revenues are based upon a number of variable factors and assumptions, all of which are to some degree speculative and may vary considerable from actual results. Therefore, actual production, revenues, development and operating expenditures may not occur as estimated. The reserve data are estimates only, are subject to many uncertainties and are based on data gained from production histories and on assumptions as to geologic formations and other matters. Actual quantities of gas and oil may differ materially from the amounts estimated.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Energy Partners, Ltd.:


     We have audited the accompanying statements of revenues and direct operating expenses of Ocean Energy Inc.'s 96.1% Interest in the East Bay Complex for the three years ended December 31, 1999, acquired by Energy Partners, Ltd. These financial statements are the responsibility of Ocean Energy, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of revenues and direct operating expenses are free of material misstatement. An audit of a statement of revenues and direct operating expenses includes examining, on a test basis, evidence supporting the amounts and disclosures in that financial statement. An audit of a statement of revenues and direct operating expenses also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the statements of revenues and direct operating expenses provide a reasonable basis for our opinion.

     The accompanying statements of revenues and direct operating expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and excludes material expenses, described in
Note 1 to the financial statements, that would not be comparable to those resulting from the proposed future operations of the oil and gas property and is not intended to be a complete presentation of revenue and expenses.


     In our opinion, the statements of revenues and direct operating expenses referred to above present fairly, in all material respects, the revenues and direct operating expenses of Ocean Energy, Inc.'s 96.1% Interest in the East Bay Complex as described in Note 1 for the three years ended December 31, 1999, in conformity with generally accepted accounting principles.


                                            KPMG LLP

New Orleans, Louisiana
May 31, 2000

                   OCEAN ENERGY, INC.'S 96.1% INTEREST IN THE

                                EAST BAY COMPLEX

              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
                FOR THE THREE YEARS ENDED DECEMBER 31, 1999 AND
                     THE THREE MONTHS ENDED MARCH 31, 2000

                                                                                        2000
                                           1997           1998           1999        (UNAUDITED)
                                       ------------    -----------    -----------    -----------
Revenues -- oil and gas sales........  $146,449,367    $83,103,978    $62,026,819    $23,136,432
Direct operating expenses............    38,247,764     34,937,322     24,181,396      7,244,802
                                       ------------    -----------    -----------    -----------
Excess of revenues over direct
  operating expenses.................  $108,201,603    $48,166,656    $37,845,423    $15,891,630
                                       ============    ===========    ===========    ===========

See accompanying notes to statements of revenues and direct operating expenses.

                       OCEAN ENERGY INC.'S 96.1% INTEREST

                            IN THE EAST BAY COMPLEX

                         NOTES TO FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION


     The accompanying financial statements present the revenues and direct operating expenses of Ocean Energy, Inc.'s (OEI) 96.1% interest in the East Bay Complex (the Property) for the three years ended December 31, 1999. The Property was purchased by Energy Partners, Ltd. (the Company) on March 31, 2000 for approximately $78 million. The Property consists of royalty and working interests.


     The accompanying statements of revenues and direct operating expenses of the Property do not include general and administrative expenses, interest expense, depreciation, depletion and amortization, or any provision for income taxes since historical expenses of this nature incurred by OEI are not necessarily indicative of the costs to be incurred by the Company.

     Revenues in the accompanying statements of revenues and direct operating expenses are recognized on the entitlement method. Direct operating expenses are recognized on the accrual basis and consist of monthly operator overhead costs and other direct costs of operating the Property which were charged to the joint account of working interest owners by the operator of the wells. Direct operating expenses include all costs associated with production, marketing and distribution, including all selling and direct overhead other than costs of general corporate activities.

     Historical financial information reflecting financial position, results of operations, and cash flows of the Property is not presented because the purchase price was assigned to the oil and gas property interests and related equipment acquired. Other assets acquired and liabilities assumed were not material. In addition, the Property was a part of a much larger enterprise prior to the acquisition by the Company, and representative amounts of general and administrative expenses, depreciation, depletion and amortization, interest and other indirect costs were not necessarily allocated to the Property acquired, nor would such allocated historical costs be relevant to future operations of the Property. Development and exploration expenditures related to the Property were insignificant in the relevant period. Accordingly, the historical statements of revenues and direct operating expenses of OEI's interest in the Property are presented in lieu of the financial statements required under Item 3-05 of Securities and Exchange Commission Regulation S-X.

     The presented statement of revenues and direct operating expenses of the interest acquired for the three months ended March 31, 2000 is unaudited; however, it includes all adjustments (consisting only of normal recurring adjustments) which, in the opinion of the Company's management, are necessary for a fair presentation for such period. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year end. The results of operations for the interim period presented are not necessarily indicative of the results to be expected for the entire year.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

(2) SUPPLEMENTAL FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

     The following reserve estimates present the Company's estimate of the proven oil and gas reserves and net cash flow of the Property which is an offshore United States property. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, the estimates are expected to change as future information becomes available.

                       OCEAN ENERGY INC.'S 96.1% INTEREST

                            IN THE EAST BAY COMPLEX

                         NOTES TO FINANCIAL STATEMENTS

  (a) Reserve Quantity Information

     Below are the net quantities of net proved developed and undeveloped reserves and proved developed reserves of the Property.

                                                                OIL        GAS
                                                              (MBBLS)    (MMCF)
                                                              -------    -------
Proved developed and undeveloped reserves:
  December 31, 1996:........................................  31,583      61,170
     Revisions of previous estimates........................  (1,974)      6,628
     Production.............................................  (5,458)    (16,343)
                                                              ------     -------
  December 31, 1997:........................................  24,151      51,455
     Revisions of previous estimates........................  (3,625)       (823)
     Production.............................................  (4,844)    (12,912)
                                                              ------     -------
  December 31, 1998:........................................  15,682      37,720
     Revisions of previous estimates........................  10,188      (3,392)
     Production.............................................  (3,145)     (6,247)
                                                              ------     -------
  December 31, 1999.........................................  22,725      28,081
Proved developed reserves:
  December 31, 1997.........................................  21,145      41,183
  December 31, 1998.........................................  14,590      32,749
  December 31, 1999.........................................  21,196      22,887

  (b) Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil & Gas Reserves

     The Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (Standardized Measure) is a disclosure requirement under Statement of Financial Accounting Standards No. 69.

     The Standardized Measure of Discounted Future Net Cash Flows does not purport to be, nor should it be interpreted to present, the fair value of the oil and gas reserves of the Property. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, the value of unproved properties, and consideration of expected future economic and operating conditions.

     The estimates of future cash flows and future production and development costs are based on period-end sales prices for oil and gas, estimated future production of proved reserves and estimated future production and development costs of proved reserves, based on current costs and economic conditions. Future income tax expense is based on the Company's tax basis in the property acquired. The estimated future net cash flows are then discounted at a rate of 10%.

                       OCEAN ENERGY INC.'S 96.1% INTEREST

                            IN THE EAST BAY COMPLEX

                         NOTES TO FINANCIAL STATEMENTS

     The Standardized Measure of Discounted Future Net Cash Flows relating to proved oil and gas reserves is as follows (in thousands):


                                                   1997         1998           1999
                                                 ---------    ---------      ---------
Future cash inflows............................  $ 549,463    $ 246,531      $ 616,728
  Future production costs......................   (246,393)    (137,192)      (276,737)
  Future development and abandonment cost......   (126,865)     (96,582)      (117,331)
  Future income tax expense....................    (41,056)      (2,972)       (51,929)
                                                 ---------    ---------      ---------
Future net cash flows..........................    135,149        9,785        170,731
10% annual discount for estimated timing of
  cash flows...................................    (17,850)      10,949(1)     (33,665)
                                                 ---------    ---------      ---------
Standardized measure of discounted future net
  cash flows...................................  $ 117,299    $  20,734      $ 137,066
                                                 =========    =========      =========


---------------

(1) The positive discount in 1998 results from the discounting of relatively low revenues due to low oil prices of approximately $10.20 per barrel being more than offset by the discounting of a $49.1 million abandonment liability projected to occur in 2005.


     Changes in the Standardized Measure of discounted future net cash flows (before income taxes) relating to proved oil and gas reserves is as follows (in thousands):

                                                      1997         1998        1999
                                                    ---------    --------    --------
Beginning of period...............................  $ 434,010    $117,299    $ 20,734
Sales of oil and gas produced, net of production
  expenses........................................   (108,022)    (48,167)    (37,845)
Changes in prices and production costs............   (183,021)    (84,699)    199,067
Accretion of discount.............................     11,077       2,216      (1,064)
Net change in income taxes........................    (36,745)     34,085     (43,826)
                                                    ---------    --------    --------
End of period.....................................  $ 117,299    $ 20,734    $137,066
                                                    =========    ========    ========

     Estimates of economically recoverable gas and oil reserves and of future net revenues are based upon a number of variable factors and assumptions, all of which are to some degree speculative and may vary considerably from actual results. Therefore, actual production, revenues, development and operating expenditures may not occur as estimated. The reserve data are estimates only, are subject to many uncertainties and are based on data gained from production histories and on assumptions as to geologic formations and other matters. Actual quantities of gas and oil may differ materially from the amounts estimated.

                                   APPENDIX A
                   REPORT OF INDEPENDENT PETROLEUM ENGINEERS


              LETTERHEAD OF NETHERLAND, SEWELL & ASSOCIATES, INC.


                                 July 27, 2000

Mr. James E. Orth
Energy Partners, Ltd.
Suite 3400
201 St. Charles Avenue
New Orleans, Louisiana 70170

Dear Mr. Orth:

     In accordance with your request, we have estimated the proved reserves and future revenue, as of January 1, 2000, to the Energy Partners, Ltd. (EPL) interest in certain oil and gas properties located in Bay Marchand, Main Pass 122/133, South Pass 24/27/39, South Timbalier 26, and South Timbalier 27 Fields, state and federal waters offshore Louisiana, as listed in the accompanying tabulations. This report has been prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC).

     As presented in the accompanying summary projections, Tables I through IV, we estimate the net reserves and future net revenue to the EPL interest, as of January 1, 2000, to be:

                                                  NET RESERVES              FUTURE NET REVENUE
                                NET GAS     ------------------------   ----------------------------
                                PRODUCED       OIL       GAS SOLD(1)                  PRESENT WORTH
CATEGORY                         (MCF)      (BARRELS)       (MCF)         TOTAL          AT 10%
--------                       ----------   ----------   -----------   ------------   -------------
Proved Developed
  Producing..................  22,082,426   16,999,350    1,259,888    $109,261,400   $113,795,300
  Non-Producing..............  36,231,678    7,991,757   31,215,870     162,343,200    111,677,000
Proved Undeveloped...........  12,711,970    3,049,084   12,127,491      54,811,400     33,053,100
                               ----------   ----------   ----------    ------------   ------------
          Total Proved.......  71,026,074   28,040,191   44,603,249    $326,416,000   $258,525,400

---------------

(1) Net gas sold reserves include the effect of gas consumed in operations.

     The oil reserves shown include crude oil and condensate. Oil volumes are expressed in barrels which are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of standard cubic feet (MCF) at the contract temperature and pressure bases. Gas sales volumes at Bay Marchand Field are based on produced wet gas volumes. Gas sales volumes at Main Pass 122/133 Field are adjusted for shrinkage to account for fuel, flare, and processing losses. The gas price for Main Pass 122/133 properties is adjusted to include the effect of natural gas liquids revenue. Gas sales volumes at South Pass 24/27/39 Field are adjusted for our estimates of shrinkage to account for fuel and flare losses. Gas sales volumes at South Timbalier 26 Field are adjusted for EPL's estimates of shrinkage to account for fuel and flare losses.

     This report includes summary projections of reserves and revenue for each reserve category. For the purposes of this report, the term "lease" refers to a single economic projection.

     The estimated reserves and future revenue shown in this report are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. In accordance with SEC guidelines, our estimates do not include any value for probable or possible reserves which may exist for these properties. This report does not include any value which could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

     Future gross revenue to the EPL interest is prior to deducting state production taxes. Future net revenue is after deducting these taxes, future capital costs, and operating expenses, but before

              LETTERHEAD OF NETHERLAND, SEWELL & ASSOCIATES, INC.


consideration of federal income taxes; future net revenue for South Pass 24/27/39, South Timbalier 26, and South Timbalier 27 Fields is also after deducting abandonment costs. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

     For the purposes of this report, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs which may be incurred due to such possible liability. Our estimates of future revenue do not include any salvage value for the lease and well equipment nor the cost to abandon the Bay Marchand or Main Pass 122/133 properties. Future revenue estimates for South Pass 24/27/39, South Timbalier 26, and South Timbalier 27 properties also do not include any salvage value for the lease and well equipment, but do include EPL's estimates of the costs to abandon the wells, platforms, and production facilities. Abandonment costs are included with other capital investments.

     Oil prices used in this report are based on a December 31, 1999 NYMEX West Texas Intermediate spot market price of $25.60 per barrel, adjusted by lease for gravity, transportation fees, and regional price differentials. Gas prices used in this report are based on a December 31, 1999 NYMEX Henry Hub spot market price of $2.33 per MMBTU, adjusted by lease for energy content, transportation fees, and regional price differentials. Oil and gas prices are held constant in accordance with SEC guidelines.

     Lease and well operating costs are based on operating expense records of EPL. Lease and well operating costs include only direct lease and field level costs. As requested, these costs do not include the per-well overhead expenses allowed under joint operating agreements nor do they include the headquarters general and administrative overhead expenses of EPL. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment.

     We have made no investigation of potential gas volume and value imbalances which may have resulted from overdelivery or underdelivery to the EPL interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on EPL receiving its net revenue interest share of estimated future gross gas production.

     The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. A substantial portion of these reserves are for behind pipe zones, undeveloped locations, and producing wells that lack sufficient production history upon which performance-related estimates of reserves can be based. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. As such reserve estimates are usually subject to greater revision than those based on substantial production and pressure data, it may be necessary to revise these estimates up or down in the future as additional performance data become available. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this report due to governmental policies and uncertainties of supply and demand. Also, estimates of reserves may increase or decrease as a result of future operations.

     In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions necessarily represent only informed professional judgments.

              LETTERHEAD OF NETHERLAND, SEWELL & ASSOCIATES, INC.


     The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Energy Partners, Ltd. and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. We are independent petroleum engineers, geologists, and geophysicists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office.

                                        Very truly yours,

                                        /s/ FREDERIC D. SEWELL

JND: CLM

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Through and including           , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                5,750,000 SHARES

                          [ENERGY PARTNERS, LTD. LOGO]

                             ENERGY PARTNERS, LTD.

                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                              MERRILL LYNCH & CO.

                                UBS WARBURG LLC


                           CREDIT SUISSE FIRST BOSTON


                          DONALDSON, LUFKIN & JENRETTE

                                  HOWARD WEIL

                   A DIVISION OF LEGG MASON WOOD WALKER, INC.


                                           , 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED OCTOBER 11, 2000

P R O S P E C T U S
                                5,750,000 SHARES

                          [ENERGY PARTNERS, LTD. LOGO]

                             ENERGY PARTNERS, LTD.

                                  COMMON STOCK
                             ----------------------

     This is our initial public offering. We are selling all of the shares. The international managers are offering 1,150,000 shares outside the U.S. and Canada and the U.S. underwriters are offering 4,600,000 shares in the U.S. and Canada.


     We expect the public offering price to be between $17 and $19 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the New York Stock Exchange under the symbol "EPL."


     INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 10 OF THIS PROSPECTUS.
                             ----------------------

                                                             PER SHARE   TOTAL
                                                             ---------   -----
Public offering price......................................      $         $
Underwriting discount......................................      $         $
Proceeds, before expenses, to Energy Partners, Ltd.........      $         $

     The international managers may also purchase up to an additional 172,500 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The U.S. underwriters may similarly purchase up to an aggregate of an additional 690,000 shares from us.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about           , 2000.

                             ----------------------

MERRILL LYNCH INTERNATIONAL                                               UBS AG

CREDIT SUISSE FIRST BOSTON

                       DONALDSON, LUFKIN & JENRETTE
                                                         HOWARD WEIL

                                                           A DIVISION OF LEGG
                                                         MASON WOOD WALKER, INC.

                             ----------------------
                The date of this prospectus is           , 2000.

                                  UNDERWRITING


     We intend to offer the shares outside the U.S. and Canada through the international managers and in the U.S. and Canada through the U.S. underwriters. Merrill Lynch International, UBS AG, Credit Suisse First Boston (Europe) Limited, Donaldson, Lufkin & Jenrette International and Howard Weil, a division of Legg Mason Wood Walker, Inc. are acting as lead managers for the international managers named below. Subject to the terms and conditions described in an international purchase agreement among us and the international managers, and concurrently with the sale of 4,600,000 shares to the U.S. underwriters, we have agreed to sell to the international managers, and the international managers severally have agreed to purchase from us, the number of shares listed opposite their names below.



                                                               NUMBER
INTERNATIONAL MANAGER                                         OF SHARES
------------------------------------------------------------  ---------
Merrill Lynch International.................................
UBS AG......................................................
Credit Suisse First Boston (Europe) Limited.................
Donaldson, Lufkin & Jenrette International..................
Howard Weil, a division of Legg Mason Wood Walker, Inc. ....
                                                              ---------
             Total..........................................  1,150,000
                                                              =========



     We have also entered into a U.S. purchase agreement with the U.S. underwriters for sale of the shares in the U.S. and Canada for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Warburg LLC, Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation and Howard Weil, a division of Legg Mason Wood Walker, Inc. are acting as U.S. representatives. Subject to the terms and conditions in the U.S. purchase agreement, and concurrently with the sale of 1,150,000 shares to the international managers pursuant to the international purchase agreement, we have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase 4,600,000 shares from us. The initial public offering price per share and the total underwriting discount per share are identical under the international purchase agreement and the U.S. purchase agreement.


     The international managers and the U.S. underwriters have agreed to purchase all of the shares sold under the international and U.S. purchase agreements if any of these shares are purchased. If an underwriter defaults, the U.S. and international purchase agreements provide that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the international managers and the U.S. underwriters are conditioned on one another.

     We have agreed to indemnify the international managers and the U.S. underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the international mangers and U.S. underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

     Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch.

     Other than the prospectus in electronic format, the information on the Web sites is not part of this prospectus.

COMMISSIONS AND DISCOUNTS

     The lead managers have advised us that the international managers propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus, and to dealers at that price less a
concession not in excess of $     per share. The international managers may
allow, and the dealers may reallow, a discount not in excess of $     per share
to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before our expenses. The information assumes either no exercise or full exercise by the international managers and the U.S. underwriters of their over-allotment options.


                                                  PER SHARE   WITHOUT OPTIONS   WITH OPTIONS
                                                  ---------   ---------------   ------------
Public offering price...........................      $              $               $
Underwriting discount...........................      $              $               $
Proceeds, before expenses, to Energy Partners,
  Ltd. .........................................      $              $               $


     The expenses of this offering, not including the underwriting discount, are estimated at $1.2 million and are payable by us.

OVER-ALLOTMENT OPTIONS

     We have granted an option to the international managers to purchase up to 172,500 additional shares at the public offering price less the underwriting discount. The international managers may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the international managers exercise this option, each international manager will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that international manager's initial amount reflected in the above table.

     We have also granted an option to the U.S. underwriters, exercisable for 30 days from the date of this prospectus, to purchase up to 690,000 additional shares to cover any over-allotments on terms similar to those granted to the international managers.

INTERSYNDICATE AGREEMENT

     The international managers and the U.S. underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the international managers and the U.S. underwriters may sell shares to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are U.S. or Canadian persons or to persons they believe intend to resell to persons who are U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to non-U.S. or non-Canadian persons or to persons they believe intend to resell to non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement.

RESERVED SHARES


     At our request, the U.S. underwriters have reserved up to 2% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the U.S. underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the U.S. underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

NO SALES OF SIMILAR SECURITIES

     We, our officers and directors, Evercore and Energy Income Fund have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

     - offer, pledge, sell or contract to sell any common stock,

     - sell any option or contract to purchase any common stock,

     - purchase any option or contract to sell any common stock,

     - grant any option, right or warrant for the sale of any common stock, other than in connection with the conversion of our preferred stock into common stock and pursuant to our employee benefit plan or non-employee director stock option plan,

     - lend or otherwise dispose of or transfer any common stock,

     - request or demand that we file a registration statement related to the common stock, other than in connection with our employee benefit plan or non-employee director stock option plan, or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.


     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Merrill Lynch has advised us that they have no present intention or arrangement to release any of the securities subject to this lockup provision.


LISTING

     We expect the shares to be approved for listing on the New York Stock Exchange under the symbol "EPL." In order to meet the requirements for listing on that exchange, the U.S. underwriters and the international managers have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

     Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the U.S. representatives and lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

     - the valuation multiples of publicly traded companies that the U.S. representatives and the lead managers believe to be comparable to us,

     - our financial information,

     - the history of, and the prospects for, our company and the industry in which we compete,

     - an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

     - the present state of our development, and

     - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

     An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

     The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

     Until the distribution of the common shares is completed, the SEC rules may limit the underwriters and selling group members from bidding for or purchasing our common shares. However, the U.S. underwriters may engage in transactions that stabilize the price of the common shares, such as bids or purchases that peg, fix or maintain that price.

     The U.S. underwriters may purchase and sell the common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the U.S. underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The U.S. underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the U.S. underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The U.S. underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the U.S. underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the U.S. underwriters in the open market prior to the completion of the offering.

     The U.S. underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the U.S. underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Similar to other purchase transactions, the U.S. underwriters purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares. As a result, the price of the common shares may be higher than the price that might otherwise exist in the open market.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither we nor any of the underwriters makes any representation that the U.S. underwriters or the international managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

UK SELLING RESTRICTIONS

     Each international manager has agreed that

     - it has not offered or sold and will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

     - it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom; and

     - it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common stock to a person who is of a kind described in
       Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on.

NO PUBLIC OFFERING OUTSIDE THE UNITED STATES

     No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to our company or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

     Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

OTHER RELATIONSHIPS


     In November 1999, we closed the private placement to Evercore. UBS Warburg LLC acted as our advisor for this private placement, for which it received a customary cash fee for its services.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Through and including           , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                5,750,000 SHARES

                          [ENERGY PARTNERS, LTD. LOGO]


                             ENERGY PARTNERS, LTD.


                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                          MERRILL LYNCH INTERNATIONAL

                                     UBS AG


                           CREDIT SUISSE FIRST BOSTON


                          DONALDSON, LUFKIN & JENRETTE

                                  HOWARD WEIL

                   A DIVISION OF LEGG MASON WOOD WALKER, INC.


                                           , 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a list of the estimated costs and expenses, other than the underwriting discount, to be incurred by Energy Partners, Ltd. in connection with the distribution of the shares of common stock being registered hereby. Except for the SEC Registration Fee, the National Association of Securities Dealers, Inc. Filing Fee and the New York Stock Exchange Listing Fee, all amounts are estimates.

SEC Registration Fee........................................   $   33,169
National Association of Securities Dealers, Inc. Filing
  Fee.......................................................       14,875
New York Stock Exchange Listing Fee.........................      161,801
Printing and Engraving Costs................................      200,000
Accounting Fees and Expenses................................      250,000
Legal Fees and Expenses (excluding Blue Sky)................      500,000
Blue Sky Qualification Fees and Expenses....................       10,000
Transfer Agent and Registrar Fees...........................       10,000
Miscellaneous Expenses......................................       20,155
                                                               ----------
          Total.............................................   $1,200,000
                                                               ==========

---------------

 *  To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  General Corporation Law

     Energy Partners, Ltd. is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware (the "DGCL") as the same exists or may hereafter be amended, inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where a present or former director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such director or officer has actually and reasonably incurred.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would have the power to indemnify him under Section 145.

  Certificate of Incorporation

     Our certificate of incorporation and bylaws provide for the indemnification of directors, officers, employees and agents to the fullest extent permitted by the DGCL.

     All of our directors and officers will be covered by insurance policies maintained by Energy Partners, Ltd. against some liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     (a) No securities of Energy Partners, Ltd. which were not registered under the Securities Act have been sold by us within the past three years except as follows (giving effect to a 1,500-for-1 stock split effective September 15, 2000):

          (1) On February 26, 1998, we issued 2,475,000 shares of common stock to an employee of ours for $1,650.00.

          (2) On May 7, 1998, we issued an aggregate of 4,912,500 shares of common stock to certain employees of ours for an aggregate of $3,275.00.

          (3) On June 2, 1998, we issued 7,500,000 shares of common stock to Energy Income Fund, L.P., for $5,000.00.

          (4) On June 5, 1998, we issued an aggregate of 45,000 shares of common stock to certain directors of ours for an aggregate of $30.00.

          (5) On June 5, 1998 we issued 15,000 shares of common stock to Energy Income Fund, L.P. for $10.00.

          (6) On June 5, 1998, we issued 112,500 shares of common stock to an employee of ours for $75.00.

          (7) On November 17, 1999, we issued 500,000 shares of Series A Convertible Preferred Stock and 100,000 shares of Series B Convertible Preferred Stock to Evercore Capital Partners L.P. and its affiliates for an aggregate of $60,000,000.

          (8) On November 17, 1999 we issued a warrant to purchase 928,050 shares of our common stock to Energy Income Fund, L.P. in consideration of the restructuring of the Energy Income Fund financing agreement.

          (9) On April 17, 2000, we issued 90,000 shares of common stock, 60,000 of which are subject to vesting, and options to purchase 375,000 shares of common stock, subject to vesting, to an employee of ours in connection with an employment and stock ownership agreement.


     (b) The issuances of the securities set forth above were deemed to be not subject to registration under the Securities Act in reliance on Section 4(2) of the Securities Act, because each purchaser or recipient (i) was an executive officer of the Company at the time of such issuance or (ii) was otherwise an accredited investor and delivered a representation to the Company to that effect.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:

          See Exhibit Index at page II-5 of this Registration Statement.

     (b) Financial Statement Schedules:

          See Exhibit 27.1 of this Registration Statement.

ITEM 17. UNDERTAKINGS.

          (1) The undersigned registrant hereby undertakes: to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (3)  The undersigned registrant hereby undertakes that:

             (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

             (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Orleans, State of Louisiana, on October 11, 2000.


                                            ENERGY PARTNERS, LTD.

                                            By:   /s/ RICHARD A. BACHMANN
                                              ----------------------------------
                                            Name: Richard A. Bachmann
                                            Title:  Chairman, President and
                                                    Chief Executive
                                                    Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----

                          *                            Chairman, President and Chief    October 11, 2000
-----------------------------------------------------    Executive Officer (Principal
                 Richard A. Bachmann                     Executive Officer)

                 /s/ SUZANNE V. BAER                   Chief Financial Officer          October 11, 2000
-----------------------------------------------------    (Principal Accounting
                   Suzanne V. Baer                       Officer)

                          *                            Director                         October 11, 2000
-----------------------------------------------------
                  Austin M. Beutner

                          *                            Director                         October 11, 2000
-----------------------------------------------------
                 John Bumgarner, Jr.

                          *                            Director                         October 11, 2000
-----------------------------------------------------
                  Harold D. Carter

                          *                            Director                         October 11, 2000
-----------------------------------------------------
                  Robert D. Gershen

                          *                            Director                         October 11, 2000
-----------------------------------------------------
                   Eamon M. Kelly

                          *                            Director                         October 11, 2000
-----------------------------------------------------
                  John G. Phillips

                          *                            Director                         October 11, 2000
-----------------------------------------------------
                 Jeffrey R. Sechrest


---------------

* Pursuant to Powers of Attorney filed with the SEC as Exhibit 24.1

By:            /s/ SUZANNE V. BAER
     Attorney-in-Fact
    --------------------------------
            Suzanne V. Baer,
          Authorized Signatory

                               INDEX TO EXHIBITS


     EXHIBIT NUMBER                              DESCRIPTION
     --------------                              -----------
          1.1            -- Form of U.S. Purchase Agreement between Energy Partners,
                            Ltd. and the U.S. Underwriters.
          1.2            -- Form of International Purchase Agreement between Energy
                            Partners, Ltd. and the International Underwriters.
          3.1*           -- Restated Certificate of Incorporation of Energy Partners,
                            Ltd. dated as of November 16, 1999.
          3.2*           -- Amendment to Restated Certificate of Incorporation of
                            Energy Partners, Ltd. dated as of September 15, 2000.
          3.3*           -- Amended and Restated Bylaws of Energy Partners, Ltd.
                            dated as of September 12, 2000.
          4.1*           -- Certificate of Designations of the Series A Convertible
                            Preferred Stock of Energy Partners, Ltd. dated as of
                            November 16, 1999.
          4.2*           -- Certificate of Designations of the Series B Convertible
                            Preferred Stock of Energy Partners, Ltd. dated as of
                            November 16, 1999.
          4.3*           -- Certificate of Designations of the Series C Preferred
                            Stock of Energy Partners, Ltd. dated as of November 16,
                            1999.
          4.4*           -- Stockholder Agreement by and among Energy Partners, Ltd.,
                            Evercore Capital Partners L.P., Evercore Capital Partners
                            (NQ) L.P., Evercore Capital Offshore Partners L.P.,
                            Energy Income Fund, L.P. and the Individual Shareholders
                            of the Company Signatories Thereto dated as of November
                            17, 1999.
          4.5*           -- Registration Rights Agreement by and between Energy
                            Partners, Ltd., Evercore Capital Partners L.P., Evercore
                            Capital Partners (NQ) L.P., Evercore Capital Offshore
                            Partners L.P., Energy Income Fund, L.P. and the
                            Individual Shareholders of the Company signatories
                            thereto dated as of November 17, 1999.
          4.6*           -- Common Stock Purchase Warrant of Energy Partners, Ltd.
                            held by Energy Income Fund, L.P. dated as of November 17,
                            1999.
          4.7            -- Form of First Amendment to Stockholder Agreement by and
                            among Energy Partners, Ltd., Evercore Capital Partners
                            L.P., Evercore Capital Partners (NQ) L.P., Evercore
                            Capital Offshore Partners L.P., Energy Income Fund, L.P.
                            and the Individual Shareholders of the Company
                            signatories thereto dated September 29, 2000.
          5.1**          -- Opinion of Cahill Gordon & Reindel regarding the legality of the securities being registered.
         10.1*           -- Financing Agreement by and between Energy Partners, Ltd.
                            and Energy Income Fund, L.P. dated as of April 15, 1998.
         10.2*           -- First Amendment to Financing Agreement by and among
                            Energy Partners, Ltd. and Energy Income Fund, L.P. dated
                            as of June 19, 1998.
         10.3*           -- Second Amendment to Financing Agreement by and among
                            Energy Partners, Ltd. and Energy Income Fund, L.P. dated
                            as of August 31, 1998.
         10.4*           -- Third Amendment to Financing Agreement by and among
                            Energy Partners, Ltd. and Energy Income Fund, L.P. dated
                            as of February 10, 1999.
         10.5*           -- Fourth Amendment to Financing Agreement by and between
                            Energy Partners, Ltd. and Energy Income Fund, L.P. dated
                            as of November 17, 1999.
         10.6*           -- Fifth Amendment to Financing Agreement by and between
                            Energy Partners, Ltd. and Energy Income Fund, L.P. dated
                            as of March 31, 2000.

     EXHIBIT NUMBER                              DESCRIPTION
     --------------                              -----------
         10.7*           -- Common Stock Purchase Agreement by and among Energy
                            Partners, Ltd. and Energy Income Fund, L.P. dated as of
                            May 7, 1998.
         10.8*           -- Stock Purchase Agreement by and among Energy Partners,
                            Ltd., Evercore Capital Partners L.P., Evercore Capital
                            Partners (NQ) L.P. and Evercore Capital Offshore Partners
                            L.P. dated as of October 26, 1999.
         10.9*           -- Patent License Agreement between VTV, Incorporated and
                            Energy Partners, Ltd. dated as of May 16, 1998.
         10.10           -- Employment and Stock Ownership Agreement by and between
                            Energy Partners, Ltd. and Richard A. Bachmann dated as of
                            June 5, 1998.
         10.11*          -- First Amendment to Employment and Stock Ownership
                            Agreement by and between Energy Partners, Ltd. and
                            Richard A. Bachmann dated as of November 17, 1999.
         10.12           -- Employment and Stock Ownership Agreement by and between
                            Energy Partners, Ltd. and Suzanne V. Baer dated as of
                            March 18, 2000.
         10.13           -- Form of Employment and Stock Ownership Agreement by and
                            between Energy Partners, Ltd. and Clinton W. Coldren,
                            Wayne A. Greenwalt, John H. McCandless and James E. Orth
                            dated as of June 5, 1998.
         10.14*          -- Amendment to Employment and Stock Ownership Agreement by
                            and between Energy Partners, Ltd. and Wayne A. Greenwalt
                            dated as of March 4, 1999.
         10.15*          -- Form of First Amendment to Employment and Stock Ownership
                            Agreement by and between Energy Partners, Ltd. and
                            Clinton W. Coldren, Wayne A. Greenwalt, John H.
                            McCandless and James E. Orth dated as of November 17,
                            1999.
         10.16*          -- Form of Stock Ownership Agreement by and between Energy
                            Partners, Ltd. and Harold D. Carter, Eamon Kelly and John
                            G. Phillips dated as of June 5, 1998.
         10.17*          -- Reducing Revolving Credit Agreement among Energy
                            Partners, Ltd., Bank One Texas, N.A. and the several
                            banks and financial institutions from time to time
                            parties thereto dated as of March 30, 2000.
         10.18*          -- Purchase and Sale Agreement by and between Ocean Energy,
                            Inc. and Energy Partners, Ltd. dated as of January 26,
                            2000.
         10.19*          -- Farmout Agreement by and between Chevron U.S.A. Inc.,
                            Kewanee Industries, Inc. and Energy Partners, Ltd. dated
                            as of June 9, 1998.
         10.20*          -- Purchase and Sale Agreement between Union Oil Company of
                            California and Energy Partners, Ltd. dated as of March
                            31, 2000.
         10.21*          -- Asset Purchase Agreement by and between Shell Offshore
                            Inc., Shell Oil & Gas Investment Limited Partnership,
                            Shell Consolidated Energy Resources Inc., Shell Frontier
                            Oil & Gas Inc., Energy Partners, Ltd. and Union Oil
                            Company of California, dated as of June 23, 1998.
         10.22*          -- Purchase and Sale Agreement between Energy Partners Ltd.
                            and Vastar Resources, Inc. dated as of April 20, 2000.
         10.23*          -- Alliance Agreement, Production Operations and Maintenance
                            Services, by and between Production Management
                            Corporation and Energy Partners, Ltd. dated as of June 4,
                            1998.
         10.24*          -- Amendment to Alliance Agreement, Production Operations
                            and Maintenance Services, by and between Production
                            Management Corporation and Energy Partners, Ltd. dated as
                            of May 17, 2000.
         10.25*          -- 2000 Long Term Stock Incentive Plan adopted on September
                            12, 2000.

     EXHIBIT NUMBER                              DESCRIPTION
     --------------                              -----------
         10.26*          -- 2000 Stock Option Plan for Non-Employee Directors adopted on September 12, 2000.
         10.27*          -- Stock and Deferral Plan for Non-Employee Directors
                            adopted on September 12, 2000.
         10.28*          -- First Amendment to Reducing Revolving Credit Agreement
                            among Energy Partners, Ltd., Bank One, Texas, N.A., The
                            Chase Manhattan Bank, BNP Paribas and Whitney National
                            Bank dated as of August 10, 2000.
         10.29*          -- Letter of Intent between Energy Partners, Ltd. and Brown
                            & Root Energy Services dated as of August 4, 2000.
         10.30           -- Form of Second Amendment to Employment and Stock
                            Ownership Agreement by and between Energy Partners, Ltd.
                            and Richard A. Bachmann, Clinton W. Coldren, Wayne A.
                            Greenwalt, John H. McCandless and James E. Orth dated as
                            of September 29, 2000.
         10.31           -- Employment and Stock Ownership Agreement by and between
                            Energy Partners, Ltd. and Maureen O'Connor Sullivan dated
                            as of October 2, 2000.
         10.32           -- Purchase and Sale Agreement by and between Texaco
                            Exploration and Production Inc. and Energy Partners, Ltd.
                            dated as of September 7, 2000.
         10.33           -- Purchase and Sale Agreement by and between Online
                            Resources, Inc. and Energy Partners, Ltd. dated as of
                            October 29, 1999.
         10.34           -- Farmout Agreement by and between Chevron U.S.A. Inc. and
                            Energy Partners, Ltd. and Wheless Anderson L.L.C. dated
                            as of August 21, 2000 covering the North Flank of Bay
                            Marchand.
         10.35           -- Exploration Agreement and Agreement to Assign between
                            Hughes-Rawls, L.L.C. and Energy Partners, Ltd. dated
                            August 25, 1998 covering the OCS -- Gulf of Mexico in the
                            Bay Marchand Field.
         10.36           -- Farmout Agreement by and between Chevron U.S.A. and
                            Hughes-Rawls, L.L.C. dated as of August 15, 1998 covering
                            the OCS -- Gulf of Mexico in the Bay Marchand Field.
         10.37           -- Second Amendment to Reducing Revolving Credit Agreement
                            by and among Energy Partners, Ltd., the banks and
                            financial institutions party thereto, Bank One, Texas,
                            N.A. dated March 30, 2000.
         21.1*           -- Subsidiaries of Energy Partners, Ltd.
         23.1            -- Consent of KPMG LLP, Independent Certified Public
                            Accountants.
         23.2**          -- Consent of Cahill Gordon & Reindel (included in Exhibit
                            5.1).
         23.3*           -- Consent of Netherland, Sewell & Associates, Inc.
         24.1*           -- Powers of Attorney authorizing execution of Registration
                            Statement on Form S-1 on behalf of certain officers and
                            directors of Energy Partners Ltd. (included on the
                            signature page to this registration statement).
         27.1            -- Financial Data Schedule.
         99.1*           -- Report of Independent Petroleum Engineers dated as of
                            August 21, 2000.


---------------

*  Previously filed.

** To be included by amendment.